SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

FORM 6-K
EXHIBIT INDEX

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street,
P.O. Box 49330, Bentall Postal Station,
Vancouver, British Columbia,
V7X 1P1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
To be held on Wednesday, April 24, 2002

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the "Meeting") of Placer Dome Inc. (the "Corporation") will be held at the Vancouver Convention and Exhibition Centre, 999 Canada Place, Vancouver, British Columbia, on Wednesday, the 24th day of April, 2002, at 10:00 o'clock in the forenoon (Pacific Daylight Time) for the following purposes:

(a) to receive the Annual Report and audited consolidated financial statements for the year ended December 31, 2001;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year;

(d) to consider and vote upon a resolution confirming the amendment by the Board of Directors of By-Law No. One of the Corporation (the text of the amended By-Law No. One is attached as Schedule "B" to the Management Proxy Circular and Statement accompanying this Notice of Meeting); and

(e) to transact such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on March 6, 2002 will be entitled to notice of and to vote at the Meeting either in person or by proxy, in accordance with and subject to the provisions of the Canada Business Corporations Act.

BY ORDER OF THE BOARD OF DIRECTORS

J. DONALD ROSE
Executive Vice-President, Secretary
and General Counsel

DATED at Vancouver, British Columbia, Canada
this 14th day of February, 2002

Your attention is called to the attached Management Proxy Circular and Statement.

IF YOU ARE A REGISTERED SHAREHOLDER OF THE CORPORATION AND ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. TO BE EFFECTIVE, PROXIES MUST BE RECEIVED BEFORE 10:00 O'CLOCK A.M. (EASTERN DAYLIGHT TIME) ON APRIL 23, 2002 BY CIBC MELLON TRUST COMPANY, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, Canada, M5A 4K9. If you attend the Meeting, sending your proxy will not prevent you from voting in person.

If you are a non-registered shareholder of the Corporation and received these materials through a broker, a financial institution or other nominee (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by the Intermediary.

Shareholders who have questions about items being voted on at the Meeting may telephone toll free the Corporation's proxy solicitation agents in Canada (Georgeson Shareholder Communications Canada) at 1-800-890-1037 and in the United States (Georgeson Shareholder Communications Inc.) at 1-800-223-2064.

PLACER DOME INC.

MANAGEMENT PROXY CIRCULAR AND STATEMENT
FOR
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, APRIL 24, 2002

This Management Proxy Circular and Statement (the "Circular") is being furnished by the management ("Management") of Placer Dome Inc. ("Placer Dome" or the "Corporation") in connection with its solicitation of proxies for use at the Annual and Special Meeting of Shareholders of the Corporation to be held on Wednesday, April 24, 2002 and at any and all adjournments thereof (the "Meeting").

The address of the registered and head office of the Corporation is Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada; mailing address P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

It is anticipated that this Circular, together with the accompanying Notice of Meeting and Form of Proxy, will first be mailed to shareholders of the Corporation on or about March 11, 2002.

Unless otherwise indicated, all monetary amounts referred to herein are stated in Canadian currency.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On February 14, 2002, the Corporation had outstanding 329,506,912 common shares (the "Common Shares"), each entitling the holder thereof to one vote at the Meeting.

Only holders of Common Shares of record at the close of business on March 6, 2002 will be entitled to notice of the Meeting. Each shareholder of record at the close of business on that date will be entitled to vote at the Meeting the Common Shares then recorded in that shareholder's name.

Two individuals present in person and together holding or representing by proxy at least one third of the Corporation's outstanding Common Shares constitute a quorum at meetings of shareholders.

To the knowledge of the directors or officers of the Corporation, no person beneficially owns, or exercises control or direction over, more than 10% of the outstanding Common Shares.

INFORMATION REGARDING DIRECTORS

Election of Directors

The term of office of the current directors of the Corporation will expire at the Meeting or when their successors are duly elected or appointed. The Articles of the Corporation provide that the number of directors shall consist of a minimum of 10 and a maximum of 20 with the actual number of directors being determined from time to time by resolution of the directors. The board of directors of the Corporation (the "Board") is currently composed of 12 directors. Mr. Ogilvie has advised the Corporation that he will not be standing for election as a director at the Meeting. The Board has, by resolution, fixed the number of directors to be elected at the Meeting at 11. All of the nominees for director are to be elected at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed. The by-laws of the Corporation do not make any provision for cumulative voting for directors. All of the nominee directors have consented to be named herein as such, and have agreed to serve if elected. All of the nominees listed below are currently serving as directors. The table below provides additional information about the nominee directors, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee. There are no other shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee directors of the Corporation. The number of Common Shares beneficially owned by all such nominees as a group does not exceed 1% of the outstanding Common Shares.

Name and principal residence	Age	Became a director	Principal occupation and positions with affiliates	Number of shares
G. BERNARD COULOMBE Asbestos, Quebec	60	1994	President and Chief Executive Officer ("CEO"), Mine Jeffrey Inc. (formerly JM Asbestos Inc.) (producer of chrysotile asbestos fibres).	3,500
JOHN W. CROW Toronto, Ontario	65	1999	President, J&R Crow Inc. (economic and financial consultants).	5,000(1)
GRAHAM FARQUHARSON Toronto, Ontario	61	1999	President, Strathcona Mineral Services Limited (mining industry consulting company).	392
ROBERT M. FRANKLIN Willowdale, Ontario	55	1987	Chairman of the Corporation; President, Signalta Capital Corporation (investment company).	15,000(2)
DAVID S. KARPIN Toorak, Australia	59	1998	Consultant; Chairman, Karpin Slaughter Limited; Chairman, Melbourne Health.	1,000(3)
ALAN R. MCFARLAND New York, New York, U.S.A.	59	1987	Managing Member, McFarland Dewey & Co. LLC (investment bankers).	20,444(4)
CLIFFORD L. MICHEL Gladstone, New Jersey, U.S.A.	62	1987	Senior Counsel, Cahill Gordon & Reindel (law firm); President and CEO and a director of Wenonah Development Company (private investment company).	613,050(5)
EDYTHE A. PARKINSON-MARCOUX Canmore, Alberta	53	1997	Consultant and Strategic Advisor, Southern Pacific Petroleum (petroleum company) and Ensyn Group Inc. (petroleum and biomass company).	1,000
JAY K. TAYLOR Vancouver, British Columbia	55	1999	President and CEO of the Corporation.	69,627(6)

Name and principal residence	Age	Became a director	Principal occupation and positions with affiliates	Number of shares
VERNON F. TAYLOR III............. Oak Creek, Colorado, U.S.A.	54	1987	Partner, The Chart Group L.P. (investment bankers).	15,000
WILLIAM G. WILSON............... Dublin, Ireland	66	1993	Business consultant.	5,000

(1) These shares are held by J&R Crow Inc., of which Mr. Crow is the President, a director and a shareholder.

(2) Of these shares, 7,127 are owned personally and 7,873 are owned by Signalta Capital Corporation of which Mr. Franklin is the President, a director and the sole shareholder.

(3) These shares are held by Mayfield Superannuation Nominees Pty. Ltd., a company of which Mr. Karpin is a director and shareholder.

(4) 10,250 of these shares are owned by a trust of which Mr. McFarland is a co-trustee.

(5) Of these shares, 2,800 are owned personally; 600,000 are owned by Wenonah Development Company of which Mr. Michel is the President and Chief Executive Officer, a director and a shareholder; 10,250 are owned by trusts of which Mr. Michel is a co-trustee and in which various members of his family have current beneficial interests.

(6) Of these, 25,643 are vested units held by Mr. Taylor under the Unit Performance Plan for senior employees (see "Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan").

Compensation of Directors

Each director (except Mr. Franklin) who is not an employee of the Corporation receives an annual retainer of US$25,000 and a per meeting fee of US$1,000 in the case of either personal attendance or telephone attendance at a meeting of the Board or a committee thereof. Any director (except Mr. Franklin) who chairs a committee of the Board and is not an employee also receives an annual fee of US$4,000. An additional fee of US$1,000 per meeting attended in North America, up to five meetings per year, is paid to Mr. Karpin, who resides in Australia, in recognition of the additional travel commitment. In circumstances where a director performs a service for, and at the request of the Corporation, in addition to the functions of a director, the Corporation pays the director US$1,000 per day. In 2001, each of Messrs. Coulombe (US$1,000), Farquharson (US$1,000), and Crow (US$5,000) received additional fees under this arrangement.

Mr. Franklin, non-executive Chairman of the Corporation, receives an annual fee of $175,000. The Corporation reimburses Mr. Franklin for annual club membership fees ($5,617.50 in 2001).

The Corporation's 1993 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") provides that, as of the date of each annual meeting of the shareholders of the Corporation, there shall be granted to each non-employee director (other than the Chairman) an option to purchase 5,000 Common Shares and the Chairman shall be granted an option to purchase 10,000 Common Shares. In the case of non-employee directors who become directors after the commencement of the Directors' Plan, there is an initial grant of an option to purchase 10,000 Common Shares. The exercise price of the options granted to directors, if expressed in Canadian dollars, is the closing board lot sale price per Common Share on the Toronto Stock Exchange (the "TSE") on the last trading day preceding the date of grant. The exercise price of options, if expressed in United States dollars, is the closing board lot sale price per Common Share on the New York Stock Exchange (the "NYSE") on the last trading day preceding the date of grant. All these options become fully exercisable one year after the date of grant.

Material Interests of Corporation's Directors or Officers

None of the Corporation's directors or officers nor any of their associates has had any direct or indirect material interest, since the beginning of the Corporation's last completed financial year, in respect of any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE PRACTICES

The Board believes that good corporate governance is important to the effective performance of the Corporation and plays a significant role in protecting shareholders' interests and maximizing shareholder value.

The TSE requires listed corporations to disclose their corporate governance practices by reference to the guidelines contained in Section 474 of the TSE Company Manual. The Corporation's "Statement of Corporate Governance Practices" is attached to this Circular as Schedule "A".

The Board and its Committees

The Board is responsible for the stewardship of the Corporation and fully endorses a system of corporate governance that is designed to assist the Board to effectively manage, or supervise the management of, the business and affairs of the Corporation. The Board provides guidance to Management in the pursuit of the Corporation's goals. Each year the Board has five regularly scheduled meetings and additional meetings as necessary. In 2001 the Board held 11 meetings, of which four were held by teleconference. Each of the directors attended more than 75% of the Board meetings.

The Board has four committees: the Audit Committee; the Corporate Governance Committee; the Human Resources and Compensation Committee; and the Safety and Sustainability Committee. Each committee has specific mandates and defined authorities (more particularly described in Schedule "A" to this Circular) which are reviewed periodically, and is composed in its entirety of outside and unrelated directors as follows:

Audit Committee — Alan R. McFarland (Chairman), John W. Crow, Robert M. Franklin, David S. Karpin and Robert M. Ogilvie. This Committee held five meetings during 2001.

Corporate Governance Committee — Vernon F. Taylor III (Chairman), John W. Crow, Robert M. Franklin, Clifford L. Michel and Edythe A. Parkinson-Marcoux. This Committee held five meetings during 2001.

Human Resources and Compensation Committee — Clifford L. Michel (Chairman), G. Bernard Coulombe, Robert M. Franklin, Robert M. Ogilvie and William G. Wilson. This Committee held five meetings during 2001.

Safety and Sustainability Committee — G. Bernard Coulombe (Chairman), Graham Farquharson, David S. Karpin, Edythe A. Parkinson-Marcoux and William G. Wilson. This Committee held three meetings during 2001.

INSURANCE

The Corporation maintains a combined Directors' & Officers' Liability and Corporation Reimbursement Insurance Policy covering a period of one year from September 30, 2001 (the "Policy Year") with a limit on liability of US$75,000,000 per policy year to cover the directors and officers of the Corporation and its subsidiaries, individually and as a group, and to cover the Corporation's subsidiaries for their liability to indemnify their respective directors and officers pursuant to their by-laws. In respect of the Corporation Reimbursement Insurance, the insured company would bear the first US$500,000 of any loss.

The Corporation paid an aggregate premium of US$443,060 for such insurance for the Policy Year.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for the periods indicated, information concerning compensation earned during such periods by the Corporation's Chief Executive Officer and the Corporation's five other most highly compensated executive officers, four of whom were serving as executive officers on December 31, 2001 (collectively the "Named Executives").

SUMMARY COMPENSATION TABLE(1)

		Annual Compensation			Long-Term Compensation	
					Awards	
Name and Principal Position	Year	Salary ($)	Bonus(2) ($)	Other Annual Compensation(3) ($)	Securities Under Options/SARs Granted(4) (#)	All Other Compensation(5) ($)
J. K. TAYLOR	2001	510,270	105,542(6)	—	345,250	119,395
President and CEO	2000	472,495	204,821	—	148,800	20,612
	1999	289,406	127,877	—	123,450	13,994
W. M. HAYES	2001	275,000	76,000	37,200	81,100	4,702
Executive Vice-President,	2000	275,000	142,540	59,298	66,800	2,732
United States and Latin America	1999	233,558	91,000	85,258	56,450	8,098
I. G. AUSTIN	2001	273,999	—	—	91,950	1,351,015
Executive Vice-President,	2000	298,236	90,156	—	46,150	8,079
Strategic Development	1999	273,422	72,015	—	87,650	14,607
R. J. MCLENNAN	2001	258,365	64,850	—	68,350	2,135
Executive Vice-President	2000	262,591	69,822	—	32,900	9,183
and Chief Financial Officer	1999	222,103	37,241	—	44,300	5,864
P. W. TOMSETT	2001	195,639	80,610	53,367	49,850	372
Executive Vice-President,	2000	158,673	100,303	3,289	42,050	152
Asia Pacific	1999	97,591	23,187	—	10,000	—
J. D. ROSE	2001	193,773	79,060	—	39,600	4,673
Executive Vice-President,	2000	176,744	35,506	—	22,750	4,480
Secretary and General Counsel	1999	168,259	30,960	—	32,350	3,755

(1) All dollar amounts in the Summary Compensation Table are in United States dollars. Compensation is paid in Canadian dollars except in the cases of Mr. Hayes, who is paid in United States dollars, and Mr. Tomsett, who is paid in Australian dollars. The United States/Canadian dollar rates of exchange used for conversion are: 2001 — 1.5482, 2000 — 1.4852, 1999 — 1.4858. The United States/Australian dollar rates of exchange used for conversion are: 2001 — 1.9312, 2000 — 1.717, 1999 — 1.550.

(2) This compensation is determined pursuant to the Corporation's Executive Annual Incentive Plan and, except within this Summary Compensation Table, is referred to in this Circular as "variable compensation". In lieu of payment, one third of the total variable compensation of Messrs. Taylor, Hayes, McLennan, Tomsett and Rose was replaced by units under the terms of the Corporation's Unit Performance Plan described below (see "Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan").

(3) For Mr. Hayes, the amounts shown for 2001 and 2000 are the dollar value of perquisites and personal benefits received by Mr. Hayes in connection with his international employment status (for 2001 the amount shown consists entirely of housing benefits). The amount shown for Mr. Hayes for 1999 also includes the dollar value of imputed interest benefits from an interest-free housing loan granted to him by the Corporation which has been repaid in full. For Mr. Tomsett, the amount shown for 2001 is the dollar value of perquisites and personal benefits received by Mr. Tomsett in connection with his international employment status (including a car allowance in the amount of US$38,557) and the dollar value of imputed interest benefits (US$13,777) from an interest-free housing loan granted to him by a subsidiary of the Corporation. For 2000, the amount shown for Mr. Tomsett is the dollar value of imputed interest benefits from his interest-free loan.

(4) All awards are stock options.

(5) The amounts shown consist of, except in the cases of Messrs. Austin and Tomsett, who were not members of an employee stock purchase plan in 2001, contributions by the Corporation to an employee stock purchase plan (for 2001: Mr. Taylor: US$19,238; Mr. Hayes: US$2,081; Mr. McLennan: US$42; and Mr. Rose: US$2,616), and, except in the case of Mr. Austin, who was not a member of the Unit Performance Plan, of the dollar value of units granted by the Corporation in respect of "dividend equivalents" earned on units under the Unit Performance Plan (for 2001: Mr. Taylor: US$3,270; Mr. Hayes: US$2,621; Mr. McLennan: US$2,093; Mr. Tomsett: US$372; and Mr. Rose: US$2,057) (see "Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan"). In addition, for Mr. Taylor, US$96,887 of the amount shown for 2001 consists of a contribution by the Corporation to Mr. Taylor's supplemental retirement benefit arrangement (see "Human Resources and Compensation Committee Report on Executive Compensation — Other Compensation — CEO's Compensation"). Mr. Austin ceased to be an employee of the Corporation on November 26, 2001. For Mr. Austin, the amount shown for 2001 represents payment received upon his termination pursuant to the terms of his employment agreement.

(6) The amount shown is Mr. Taylor's total variable compensation less US$96,887, which was contributed to Mr. Taylor's supplemental retirement benefit arrangement (see "Human Resources and Compensation Committee Report on Executive Compensation — Other Compensation — CEO's Compensation").

Long-Term Incentive Plan Awards Table

The following table sets forth the number of units awarded in 2001 to Named Executives under the Corporation's Unit Performance Plan (see "Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan").

LONG-TERM INCENTIVE PLANS — AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout
J. K. TAYLOR	5,511(1)	Retirement
W. M. HAYES	2,126(1)	Retirement
R. J. MCLENNAN	1,765(1)	Retirement
P. W. TOMSETT	2,194(1)	Retirement
	22,842(2)	Retirement
J. D. ROSE	2,152(1)	Retirement

(1) These units were granted by the Corporation to match the number of units converted by the Named Executive from the first one third of his 2001 variable compensation (see "Summary Compensation Table"). Each unit has a value of $18.95, being the average closing sale price per Common Share in Canadian dollars on the TSE for the month of January 2002.

(2) These units represent Mr. Tomsett's "initial grant amount" (see "Human Resources and Compensation Committee Report on Executive Compensation — Long-Term Incentives — Unit Performance Plan").

Pension Plans

During 2001, four of the Named Executives were covered by the Placer Dome Inc. Executive Retirement Plan (the "Executive Plan"). Mr. Hayes was covered in 2001 by the Retirement Plan for Salaried Employees of Placer Dome U.S. Inc. (the "U.S. Plan"), which covers employees of Placer Dome U.S. Inc. Mr. Tomsett was covered by the Placer Executive Superannuation Fund (the "PDAP Plan"), which covers certain executive employees of Placer Dome Asia Pacific Limited.

Executive Plan

The Named Executives are not required to make contributions to the Executive Plan. The amount of pensions payable under the Executive Plan is determined as 2% of final average earnings ("FAE") multiplied by the total number of years of credited service to a maximum of 35. FAE are defined as the average annual earnings during the 36 consecutive months within the last ten years of employment in which such earnings are highest. Earnings for pension purposes include base salary and payments under the Corporation's Executive Annual Incentive Plan. The Executive Plan benefits are subject to a ceiling imposed by Canadian Income Tax regulations of $1,722 of annual pension for each year of credited service. Pensions are not integrated with or reduced by Canada Pension Plan payments. Under the Executive Plan, 65% of the pension payable to a retired member is payable for life to the member's surviving spouse upon the member's death.

U.S. Plan

The Named Executive who is now covered by the U.S. Plan is not required to make contributions to the U.S. Plan. The amount of pension payable under the U.S. Plan is 2% of FAE multiplied by the total number of years of credited service up to a maximum of 35 years plus past service credit, if any, less an offset for Social Security benefits. FAE are defined as the average annual earnings during the five years in which such earnings are highest. Earnings for the purposes of this pension plan include base salary and any overtime payments. There is an annual benefit limitation for participants as set forth in Section 415 of the U.S. Internal Revenue Code.

PDAP Plan

The named executive who is covered by the PDAP Plan is not required to make contributions to the PDAP Plan. The amount of benefit payable under the PDAP Plan is defined in terms of a lump sum payment upon retirement equal to 22.5% multiplied by FAE multiplied by the total number of years of credited service. FAE are defined as the average annual salary on the three review dates immediately preceding termination of service or attainment of normal retirement age. Salary includes base salary only.

Supplementary Income Agreements

During 2001, individual agreements were in force between the Corporation and all Named Executives. Under these agreements pension supplements are payable. The amount of the pension supplement is the difference between the amounts of pension payable under the pension plans of the Corporation and its subsidiaries, and an amount calculated in accordance with the Executive Plan formula but assuming no ceiling on the annual pension for any year of credited service. The agreements provide that in the event of the death of the Named Executive prior to retirement under the Executive Plan, the death benefit paid to the spouse of the Named Executive will be that benefit required, if any, so that the total value of death benefits from all the pension programs of the Corporation and its subsidiaries will equal 65% of the commuted value of the total pension benefits earned by the Named Executive at the date of death under all the pension programs of the Corporation and its subsidiaries. Mr. Austin's employment with the Corporation ceased on November 26, 2001. Mr Austin's pension entitlement under the Executive Plan was satisfied by way of a transfer of funds in the amount of $180,877 from that plan to Mr. Austin's personal retirement plan in December 2001. Mr. Austin remains entitled to a pension supplement of $113,504 per annum payable at age 65.

PENSION PLAN TABLE(1)

Remuneration ($)	Years of Service						
	5	10	15	20	25	30	35
125,000	$ 12,500	$ 25,000	$ 37,500	$ 50,000	$ 62,500	$ 75,000	$ 87,500
150,000	15,000	30,000	45,000	60,000	75,000	90,000	105,000
175,000	17,500	35,000	52,500	70,000	87,500	105,000	122,500
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
225,000	22,500	45,000	67,500	90,000	112,500	135,000	157,500
250,000	25,000	50,000	75,000	100,000	125,000	150,000	175,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	100,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	110,000	220,000	330,000	440,000	550,000	660,000	770,000
1,200,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000
1,300,000	130,000	260,000	390,000	520,000	650,000	780,000	910,000
1,400,000	140,000	280,000	420,000	560,000	700,000	840,000	980,000
1,500,000	150,000	300,000	450,000	600,000	750,000	900,000	1,050,000

(1) All dollar amounts in the Pension Plan Table are in United States dollars.

The table above illustrates the maximum annual pension for a Named Executive payable under the combination of the pension plans of the Corporation or its subsidiaries and the individual agreement to a person retiring at age 65 as of December 31, 2001, based on certain assumptions as to level of earnings and service. The 2001 level of earnings for pension purposes and current number of years of credited service as at December 31, 2001 with respect to the Named Executives are: Mr. Taylor US$712,699, 29.25 years; Mr. Hayes US$351,000, 14 years; Mr. McLennan US$323,215, 8.33 years; Mr. Tomsett US$276,249, 1.75 years; and Mr. Rose US$272,833, 4.83 years. Of the 8.33 years of Mr. McLennan's credited service, a period of .58 years is subject to a formula calculated on base salary only. Mr. Austin's entitlement is not illustrated in the table but is described above. Mr. Tomsett's service prior to April 1, 2000 is not covered by his supplementary income agreement and his entitlement for service prior to April 1, 2000 is under the PDAP Plan only. The period of service covered by the PDAP Plan is 13.75 years.

Stock Options and Stock Appreciation Rights Plans

The Placer Dome 1987 Stock Option Plan (the "1987 Plan") provides for the issuance of Common Shares and the granting of stock appreciation rights. Options and related stock appreciation rights ("SARs") are available to employees of the Corporation and are granted by the Human Resources and Compensation Committee of the Board. No SARs are outstanding under the 1987 Plan. The exercise price of options, if expressed in Canadian dollars, is the price per Common Share of the last board lot sale of such shares on the TSE on the trading date immediately preceding the date the option is granted. The exercise price of options, if expressed in United States dollars, is the price per Common Share of the last board lot sale of such shares on the NYSE on the trading day immediately preceding the date the option is granted. The maximum term of each option and SAR is 10 years.

Pursuant to the 1987 Plan, there are two stock option grant programs in effect. Under the Standard Stock Option Grant Program, the options become exercisable in three cumulative instalments on each of the first through third anniversary dates of the date of grant. A second stock option grant program, the Ownership Incentive Program, is designed to encourage employees to become long term shareholders of the Corporation. Under this program, employees who own shares are eligible for incentive options on a matching basis if the shares are held continuously for two years. Fifty incentive options are granted for each fifty shares owned. The number of shares is reduced to the nearest fifty. Vesting of these options is conditional on the employee retaining ownership during the two year period which follows the grant. Options will be 100% vested at the end of the two year period if this condition is met. Subsequent to the 2001 grants, the Ownership Incentive Program was discontinued for employees based in the United States. Following the February 2002 grants, the Ownership Incentive Program will be discontinued for all employees. Employees will continue to hold options that have been granted previously under the 1987 Plan. The vesting and exercise criteria will remain unchanged.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees *in 2001*	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(2)	Expiration Date
J. K. TAYLOR	322,150(3)	7.26%	12.69	12.26	Feb. 13, 2011
	23,100(4)	0.52%	12.69	12.26	Feb. 13, 2011
W. M. HAYES	74,050(3)	1.67%	12.69	12.26	Feb. 13, 2011
	7,050(4)	0.16%	12.69	12.26	Feb. 13, 2011
I. G. AUSTIN	76,950(3)	1.73%	12.69	12.26	Feb. 13, 2011
	15,000(4)	0.34%	12.69	12.26	Feb. 13, 2011
R. J. MCLENNAN	63,450(3)	1.43%	12.69	12.26	Feb. 13, 2011
	4,900(4)	0.11%	12.69	12.26	Feb. 13, 2011
P. W. TOMSETT	49,850(3)	1.12%	12.69	12.26	Feb. 13, 2011
J. D. ROSE	38,050(3)	0.86%	12.69	12.26	Feb. 13, 2011
	1,550(4)	0.03%	12.69	12.26	Feb. 13, 2011

(1) All option awards for 2001 were granted for Common Shares.

(2) Based on the Common Share price on the TSE.

(3) These option awards were granted pursuant to the Standard Stock Option Grant Program with the first one third of these awards becoming exercisable after one year, the second one third after two years, and the final one third after three years.

(4) These option awards were granted pursuant to the Ownership Incentive Program and are fully exercisable after two years provided that the holder has maintained ownership of the Common Shares to which the option award is matched.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2001(1) (#) Exercisable/Unexercisable		Value of Unexercised in-the-Money Options/SARs at December 31, 2001 ($)(2) Exercisable/Unexercisable	
J. K. TAYLOR	Nil	Nil	294,228	482,084	205,601	1,907,707
W. M. HAYES	Nil	Nil	170,718	143,450	55,044	496,417
I. G. AUSTIN	20,200	173,720	278,098	Nil	34,740	Nil
R. J. MCLENNAN	10,683	38,993	95,433	105,334	Nil	374,138
P. W. TOMSETT	Nil	Nil	40,633	81,217	37,104	309,007
J. D. ROSE	Nil	Nil	87,055	65,734	17,350	222,628

(1) There were no unexercised SARs at December 31, 2001.

(2) The closing board lot sale price of Common Shares on the TSE on December 31, 2001 was $17.40.

Executive Annual Incentive Plan

All the Named Executives are members of the Executive Annual Incentive Plan. This Plan provides for the granting of variable compensation to individual executive officers if specified goals are achieved. The amount of an individual Named Executive's variable compensation is determined on the basis of corporate, regional/functional, and individual performance in relation to the specified goals. All the specified goals applicable to the President and CEO and the corporate goals applicable to the Named Executives are established and reviewed by the Human Resources and Compensation Committee of the Board. The President and CEO establishes the other goals applicable to the individual Named Executives.

Employment Agreements

All the Named Executives currently employed by the Corporation and/or a subsidiary of the Corporation have agreements with the Corporation in respect of their employment. The base salary amounts payable under these employment agreements (the "Employment Agreements") are adjusted annually by such amount, if any, as the Human Resources and Compensation Committee determines following annual reviews. The Employment Agreements contain certain restrictions on the employment of the Named Executives in the gold mining industry for twelve months after the termination of employment.

The provisions of the Employment Agreements with the Named Executives include the following:

Each expire on the occurrence of the earliest of the following:

(i) the employee attaining the age of 65 years;

(ii) the resignation of the employee;

(iii) the Corporation terminating the employee's employment for just cause; and

(iv) the Corporation giving written notice to the employee of the termination of his employment.

The terms of the Employment Agreements for each Named Executive provide that if the employment of the Named Executive is terminated by the Corporation for other than just cause, the Corporation will pay to him an amount equal to twice his then current base annual salary plus twice the average of his variable compensation payments with respect to the two calendar years preceding the calendar year in which the termination occurs. The employee will also be reimbursed up to $10,000 for relocation, financial counselling and tax planning services.

The Employment Agreements provide that if a Named Executive's employment is terminated (including by resignation in certain circumstances) within two years after a change in control of the Corporation, the Named Executive is entitled to a severance payment of three times current base salary plus 1.5 times the variable compensation for the preceding two years and the Named Executive's stock options vest immediately. The severance payment is reduced proportionately if employment is terminated within two years of the normal retirement date. A "change in control" includes an event that results in one group owning 20% or more of the voting shares of the entity (including an entity resulting from a merger). The circumstances in which a resignation would entitle the Named Executive to the severance payment include resignation following an adverse change in the position, compensation or responsibilities of the Named Executive, and a fundamental change in the Corporation's business.

Human Resources and Compensation Committee Report on Executive Compensation

The Corporation's compensation policy for all executive officers, as it is applied to base salaries and variable compensation, is formed on the general principle that the target amount of such compensation (base plus variable) will be set at the 50th percentile of that paid by a benchmark or comparator group of companies to executives in similar positions. The Corporation has chosen the comparator group as a competitive sample of companies, and adopted the principle that performance above the 50th percentile of this group will be suitably recognized through incentives. The comparisons are made on a basis which recognizes company size and job scope.

The Human Resources and Compensation Committee reviews executive base salaries annually using the comparator group and other relevant competitive data as input. The services of independent consultants are used to provide data and analysis.

Executive Compensation — Objectives

The objectives of the executive compensation strategy are as follows:

1. to attract and retain talented and effective individuals to lead those functions that are important to the Corporation's success;
2. to encourage and recognize high levels of performance by linking achievement of specific goals with incentive compensation; and
3. to establish a clear linkage between long-term executive compensation and the interests of the Corporation and its shareholders.

Executive Compensation — Structure

The Corporation's executive compensation program has four components:

- Base salary
- Variable compensation
- Long-term incentives
  - — Stock option grants
  - — Unit Performance Plan
- Benefits

1. Base Salary

The Committee reviews executive base salaries annually using the 50th percentile of the comparator group (see above) and other relevant competitive data as input. The services of independent consultants are used to provide data and analysis. Approved increases have been consistent with those provided to the Corporation's other employees.

2. Variable Compensation

Along with the establishment of competitive salary structures and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize high levels of performance by linking achievement of specific goals with variable compensation.

The overall percentage of compensation awarded on the basis of the performance factors is compared to the practice of a comparator group of international mining companies, and adjusted, as required, to remain competitive. Variable compensation for all executive officers is determined on the basis of corporate, regional/functional, and individual performance. While all three elements are important, corporate performance is considered to be the most critical in determining the variable compensation, and the program is designed to highlight this. If the Pre-tax Return on Net Assets is negative for the year, the corporate performance factor is reduced to zero for all executive officers. The relative importance of the three factors varies with the position, to reflect the influence or leverage which the individual executive has on corporate and regional/functional performance.

3. Long-Term Incentives

(i) Stock Option Grants

Stock option grants provide a mechanism to link long-term compensation to the Common Share price performance. There are two stock option grant programs in effect.

Under the Standard Stock Option Grant Program, grants for executive officers are based on a modified Black-Scholes valuation of the option, which is used in conjunction with a target percentage of annual salary that will be equated with the value of the option grant. The target percentages of annual salary for executives range from 60% to 200% for the CEO. The target grant is based on the change of the long-term value generation measure, Adjusted Reserve Profit per share (ARP/S) and individual performance. ARP is defined as the proven and probable reserves multiplied by the net amount, on a per ounce basis, of: long-term gold price assumption less cash costs less future capital costs plus the estimated net fair value of non-precious metal assets and liabilities.

Under the Ownership Incentive Program, designed to encourage employees to become long-term shareholders of the Corporation, grants for executive officers are determined on the basis previously described (see "Stock Options and Stock Appreciation Rights Plans"). The Ownership Incentive Program will be discontinued after February 2002.

(ii) Unit Performance Plan

The Unit Performance Plan is designed to retain senior employees in a competitive environment and to align their interests with those of the Corporation's shareholders.

The Unit Performance Plan provides that a minimum of one third of what would otherwise be the annual variable compensation payment to eligible employees is converted into notional units with a value based on the average previous January closing price of Common Shares. In addition, eligible employees may elect to have some or all of the remaining annual variable compensation payment converted into notional units on the same basis. In limited circumstances, members of the Unit Performance Plan have been permitted to decline to have a portion of their variable compensation payment for a particular year converted into units, and instead receive the full amount of their variable compensation award in cash. Each unit credited to an eligible employee from the first one third of the employee's variable compensation will be matched by the Corporation with one additional unit. In addition, the Corporation may allocate an amount (referred to as the "initial grant amount") to be credited to an employee and converted into units at the applicable value for that year. Initial grant amounts are typically allocated in consideration for non-competition covenants and are typically equal to one year's base salary. Notional dividends (equivalent to the amount of actual dividends paid from time to time on Common Shares) ("dividend equivalents") allocated to units held by each member of the Unit Performance Plan are notionally reinvested in further units.

Units will be redeemed in cash, or be cancelled, in April following the calendar year of cessation of active employment at the unit value determined during the month of January preceding the April redemption date. Units (other than matching units, dividend equivalents relating to such matching units, and initial grants) shall be 100% vested and 100% redeemable upon termination of employment. Matching units (and dividend equivalents relating thereto) as well as any initial units granted under the Unit Performance Plan, will be redeemable only if cessation of active employment occurs due to retirement or death. In all other cases, these other units will not be redeemable and will be cancelled. For these purposes, "retirement" means cessation of employment after age 60 and excludes any situation where severance pay or similar compensation is provided to the eligible employee.

4. Other Compensation

Benefits are maintained at a level which is competitive overall, in relation to appropriate external comparisons. These include retirement planning assistance and club memberships.

CEO's Compensation

Mr. Taylor, President and CEO of the Corporation, has a current base salary of US$510,270. (Mr. Taylor's compensation is paid in Canadian dollars. The United States/Canadian dollar rate of exchange used for conversion is 1.5482.) Mr. Taylor is eligible to participate in the Executive Annual Incentive Plan and the 1987 Stock Option Plan (see "Executive Annual Incentive Plan" and "Stock Options and Stock Appreciation Rights Plans"). The Corporation has established a defined contribution arrangement to provide supplementary retirement benefits to Mr. Taylor. The contributions to this arrangement (which are subject to an annual limit of $150,000) are part of Mr. Taylor's total variable compensation.

The overall compensation for the CEO is determined on the basis of a market comparison of a cross-section of leading international mining companies, with a check on peer group gold producers. The Corporation's strategy is to establish the base and total compensation at the 50th percentile of the comparator group, with the variable compensation at or near the 50th percentile.

The overall performance of the Corporation is the determinant of 60% of the variable compensation of the CEO (see "Measures of Corporate Performance For Variable Compensation"). An additional 20% of the variable compensation of the CEO is based on achievement of specific objectives agreed by the Board on an annual basis. The remaining 20% is based on personal contribution as determined by the Human Resources and Compensation Committee. The Committee bases the evaluation of personal contribution on information obtained from a corporate governance process, including an annual review by the CEO of his performance, which he delivers to the Board for its consideration and discussion with him.

In 2000 the Human Resources and Compensation Committee approved modifications to the Measures of Corporate Performance for Variable Compensation. The variables were reduced to two as follows.

Measures Of Corporate Performance For Variable Compensation

Factor	Description	Target Weight
(a) Financial Targets	Achieve Earnings, Cash Flow and Production Targets with Reference to: • Pre-tax Return on Net Assets and Cash Flow • Cash Costs and Total Cost per Ounce • Gold Production • Total Shareholder Return relative to Peer Group Gold Producers	60
(b) Strategic Quantifiable Targets	• Increase Proven and Probable Reserves • Optimize Operating Assets • Improve Operating Performance • Improve Environmental, Sustainable Development and Safety Performance, as measured against industry standards and corporate objectives • Human Resource Program Advancement — Continue the process of attaining a high performance, value added culture and focus on successful succession planning to meet strategic human resources requirements	40

Report Presented By:

C. L. Michel (Chairman), G. B. Coulombe, R. M. Franklin, R. M. Ogilvie and W. G. Wilson.

Stock Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Corporation on December 31, 1996 with the cumulative total return of the TSE 300 Stock Index, the Philadelphia Gold and Silver Index and the Standard and Poor's 500, respectively.

CUMULATIVE VALUE OF A CDN$100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS


250
200
150
100
50
0
Dec. 31 1996
Dec. 31 1997
Dec. 31 1998
Dec. 31 1999
Dec. 31 2000
Dec. 31 2001

Placer Dome —■—	100	61	60	53	51	61
TSE 300 Index – ◆ –	100	115	113	148	159	139
Philadelphia Gold & Silver Index – ▲ – –	100	64	57	60	47	50
S&P 500 Index · · × · · ·	100	133	171	207	188	166

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The aggregate indebtedness to the Corporation and its subsidiaries as of February 14, 2002 of all current and former directors, officers and employees of the Corporation or any of its subsidiaries not entered into in connection with a purchase of securities of the Corporation or any of its subsidiaries, excluding routine indebtedness, was US$1,300,227.

The following table sets forth information concerning interest-free loans made by the Corporation to senior officers of the Corporation to assist them in purchasing their principal residences. Each of these loans is secured by a mortgage on the officer's residence.

Name	Largest Amount Outstanding During 2001	Amount Outstanding as at February 14, 2002	Repayment Terms
J. K. GOWANS .... (Former officer)	$277,875	$247,000	Monthly repayments of $2,375
A. L. HILLS.................. Vice-President, Evaluations	$200,000	$200,000	Monthly repayments of $2,381 to commence on August 1, 2002

There was no indebtedness owing to the Corporation or its subsidiaries as of February 14, 2002 by any current or former director, officer or employee of the Corporation or any of its subsidiaries incurred in connection with a purchase of securities of the Corporation or any of its subsidiaries pursuant to any securities purchase program.

APPOINTMENT OF AUDITORS

Shareholders will be requested to re-appoint Ernst & Young LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders.

Representatives of Ernst & Young LLP are expected to be present at the Meeting, will have an opportunity to be heard on any part of the business of the Meeting that concerns them as auditor, and are expected to be available to respond to appropriate questions relating to their duties as auditor.

AMENDMENT OF BY-LAW NO. ONE

The Corporation is governed by the *Canada Business Corporations Act* (the "CBCA" or the "Act"). Until very recently, the CBCA had not undergone any major reforms since its enactment in 1975. Effective November 24, 2001, following a lengthy consultative process with various interest groups throughout Canada, the Act has been extensively amended to render its provisions consistent with current business practice, to clarify the wording in certain provisions and to implement numerous technical changes.

By-Law No. One of the Corporation, which regulates the business and affairs of the Corporation, has been amended to the extent considered appropriate by the Board to reflect the amendments to the provisions of the Act that are also the subject matter of By-Law No. One. The amendments took effect on February 14, 2002, the date of the directors' resolution making such amendments, but they will cease to be effective unless confirmed at the Meeting by ordinary resolution of the shareholders.

By-Law No. One is reproduced as Schedule "B" to this Circular in a form that shows both the original and amended language. The most significant amendments are described below, but shareholders are urged to read the amended By-Law No. One in its entirety.

A number of the amendments to the Act relate to electronic communication. The Act now contemplates the utilization of electronic documents, the execution of documents by electronic signature, the giving of notice electronically and the possibility that shareholders may participate in and vote at meetings of shareholders electronically. By-Law No. One has been amended to reflect these concepts. Subject to complying with the requirements of securities regulatory authorities, it is now open to a corporation to satisfy, by electronic means, its obligation to deliver documents to shareholders who elect to utilize this means of communication.

Significant amendments have also been made to the provisions of the Act permitting the indemnification of directors and officers of a corporation and any body corporate in which the corporation had a shareholding or other financial interest. The statutory indemnification rules now permit a corporation to indemnify a director or officer, or a person acting in a similar capacity, of any body corporate, partnership, a trust or joint venture or other entity and the requirement that the corporation have a shareholding or other financial interest in that entity has been removed. In recognition of the inequity requiring a director or officer to bear the sometimes staggering legal expenses of an enquiry pending a final adjudication which may take years, the CBCA now expressly allows a corporation to advance funds to a director or officer to defray the costs and expenses of that individual's involvement in proceedings. The beneficiary of these advances must repay them if it is determined, in the case of civil proceedings, that he or she was in breach of his or her fiduciary duties or, in the case of criminal or administrative proceedings, that he or she did not have good reason to believe that his or her conduct was in compliance with the Act. It was unclear under the former provisions of the CBCA whether indemnification was permissible only in respect of civil, criminal or administrative proceedings or whether it extended to investigative proceedings. The Act has been clarified in this regard and the requirement that the director or officer be substantially successful on the merits of his or her defence of the action or proceeding has been amended to take into account that in an investigative proceeding, the matter may never reach the stage of being decided on the merits. It is now sufficient if the authority conducting the proceeding determines that the director or officer did not commit a fault or omit to do anything that he or she ought to have done.

The CBCA no longer restricts the right of a corporation to purchase liability insurance relating to liabilities arising from the insured's fulfilment of his or her fiduciary duties towards the corporation or acting as a director or officer at the request of the corporation. When and under what circumstances insurers are prepared to provide directors' and officers' insurance is now left to the market, and By-Law No. One has been amended to reflect that legislative change.

Article 6 of By-law No. One, which previously followed closely the old statutory provisions for indemnification and insurance, has been amended and now closely follows the new statutory provisions.

Shareholders are being asked to consider and vote upon a resolution confirming the above-mentioned amendment to By-Law No. One. In order to confirm the amendment, a majority of the votes cast at the Meeting must be voted in favour of the resolution. Unless otherwise instructed, the Management nominees named in the enclosed form of proxy will vote to confirm the amendment to By-Law No. One as follows:

"BE IT RESOLVED THAT:

1. The amendment to the Corporation's By-Law No. One as approved by the Board on February 14, 2002, is hereby confirmed.
2. Any officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer's sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution."

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2003 Annual Meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before November 15, 2002 to be considered for inclusion in the management proxy circular and statement for the 2003 Annual Meeting of Shareholders.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

SOLICITATION OF PROXIES

The Corporation will bear the cost of solicitation of proxies. Solicitation will be by mail, possibly supplemented by telephone or other personal contact by regular employees of the Corporation. In addition, the Corporation will retain Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York, 10004, U.S.A., to aid in the solicitation of proxies from U.S. individuals and institutions at an expected fee of US$22,000, plus out-of-pocket expenses, and Georgeson Shareholder Communications Canada, 66 Wellington Street West, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3, to aid in the solicitation of proxies from Canadian individuals and institutions at an expected fee of $14,000, plus out-of-pocket expenses.

Revocability and Voting of Proxies

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or with the chairman of the meeting on the day of the Meeting, or in any other manner permitted by law.

Common Shares represented by properly executed proxies in the enclosed form (if executed in favour of the Management nominees and deposited as provided in the Notice of Meeting) will be voted, or withheld from voting, in accordance with the instructions of the shareholder on the proxy on any ballot that may be called for. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. **In the absence of any instructions on the proxy, such Common Shares will be voted (i) for the election as directors of the Corporation of all the persons listed under the heading "Election of Directors"; (ii) for the appointment of Ernst & Young LLP as auditors of the Corporation; and (iii) for the confirmation of the amendment by the Board of By-Law No. One of the Corporation.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, Management knows of no such amendments, variations or other matters to come before the Meeting. If any such other matter, or if any amendments to or variations of the matters identified in the Notice of Meeting, should properly come before the Meeting, proxies received pursuant to this solicitation will be voted on such amendments, variations and other matters in accordance with the best judgment of the person voting the proxy.

Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Corporation, in such manner as to preserve the confidentiality of individual shareholder votes, except that the Corporation will have access to proxies as necessary to meet applicable legal requirements in the event of a proxy contest, or in the event a shareholder has made a written comment or submitted a question on the form of proxy.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. **A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the holder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting such other person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.** Completed forms of proxy must be received at the office of the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, Canada, M5A 4K9, not later than 10:00 o'clock a.m. (Eastern Daylight Time) on April 23, 2002.

ADDITIONAL INFORMATION

Schedule "C" to the Circular includes Selected Consolidated Financial Information of the Corporation for 2001 and the preceding two years, Management's Discussion and Analysis of Financial Condition and Results of Operations, the consolidated balance sheets of the Corporation as at December 31, 2001 and 2000, and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001, prepared in accordance with accounting principles generally accepted in Canada.

Additional information regarding the business of the Corporation is contained in the Corporation's Annual Information Form ("AIF"). The Corporation's annual report on Form 40-F includes the Corporation's AIF. When available, copies of the AIF, interim financial statements for periods subsequent to December 31, 2001 and additional copies of this Circular may be obtained upon request from the Secretary of the Corporation at Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia; Mailing address P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada, V7X 1P1 or via SEDAR at www.sedar.com.

A person requesting the document who is not a shareholder of the Corporation may be required to pay a reasonable charge for these documents.

DATED at Vancouver, British Columbia, Canada
this 14th day of February, 2002

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

J. DONALD ROSE
Executive Vice-President, Secretary and
General Counsel

Vancouver, British Columbia, Canada
February 14, 2002

ALBERTA CERTIFICATE

Date: February 14, 2002

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

JAY K. TAYLOR
President and
Chief Executive Officer

REX J. MCLENNAN
Executive Vice-President and
Chief Financial Officer

SCHEDULE "A"

PLACER DOME INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
(Pursuant to Section 473 of the TSE Company Manual)

	TSE Corporate Governance Guidelines	Does Placer Dome Align?	Placer Dome's Corporate Governance Practices
1.	*The Board should explicitly assume responsibility for stewardship of the Corporation*	✓	The Board has responsibility for the stewardship of the Corporation and ultimate accountability for the governance of the Corporation's business and management. The Board relies on Management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively. Decisions sufficiently important to require Board authorization include: the appointment and replacement of the Corporation's CEO; the appointment of all corporate officers; the issuance of securities of the Corporation, with the exception of securities issued under the Corporation's option and share purchase plans; major acquisitions, dispositions and joint venture formations; borrowing exceeding specified limits; the percentage of future metal production that can be committed for sale; significant corporate policies; and the payment of dividends.
	As part of the overall stewardship responsibility, the Corporation should assume responsibility for the following matters:		
a.	*adoption of a strategic planning process*	✓	The Board has the responsibility to participate with Management, directly or through its committees, in developing and approving the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals. Strategic issues are reviewed with Management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.
b.	*the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks*	✓	The Board identifies and manages the principal risks of the Corporation's business. The Board, as a whole, has responsibility for the management of political risks and risks related to the Corporation's forward-selling practices. A number of other specifically identified risks, such as financial controls and environment, health and safety, are reviewed periodically, at regularly scheduled meetings, by the Audit Committee and the Safety and Sustainability Committee, respectively. The relevant committee then reports its findings to the Board.

	TSE Corporate Governance Guidelines	Does Placer Dome Align?	Placer Dome's Corporate Governance Practices
c.	*succession planning, including appointing, training and monitoring senior management*	✓	A key responsibility of the Board is ensuring that adequate provision has been made for succession planning and for other human resource issues. In fulfilling this responsibility, the Board has an active role in identifying and assessing potential candidates. The Human Resources and Compensation Committee reviews and reports to the Board on succession plans annually. This committee also carries out more frequent examinations of other human resource issues. The Human Resources and Compensation Committee has responsibility for: (a) fixing the compensation of the President and CEO and approving the compensation of the other senior officers of the Corporation; (b) exercising the powers conferred on it by the Board with respect to option and share purchase plans; and (c) reviewing annually or more often if it deems appropriate, succession for key executives, performance appraisal (having regard to the criteria referred to under "Executive Annual Incentive Plan") and development of senior officers, senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives, and performance and funding of pension and other benefit plans.
d.	*a communications policy for the Corporation*	✓	The Corporation has implemented a Corporate Communications Policy which has been approved by the Board. Adequate structures are in place to ensure effective, timely and non-selective communications between the Corporation and its shareholders, the public and regulatory agencies. In addition, the Corporation, through its Investor Relations group, provides shareholders with various communication channels, such as the corporate website, a toll-free telephone number in North America and an electronic mail address, details of which are provided in the annual report to shareholders, to ensure that shareholders' feedback and concerns are adequately received and addressed by the Corporation.
e.	*the integrity of the Corporation's internal control and management information systems*	✓	The Board, through its internal review process and the appointment of various committees, has put in place an effective system to satisfy itself that the Corporation's internal control and management information systems are operating properly.

	TSE Corporate Governance Guidelines	Does Placer Dome Align?	Placer Dome's Corporate Governance Practices
2.	*The board of directors should be constituted with a majority of the individuals who qualify as "unrelated" directors (independent of management and free from conflicting interest)*	✓	With the exception of Mr. J.K. Taylor, the President and CEO of the Corporation, all of the nominees for director are outside and unrelated directors. The Chairman of the Board, Mr. R.M. Franklin, is a non-executive chairman and is not a member of management.
3.	*The board of directors will assess and disclose on an annual basis (i) whether the board of directors has a majority of unrelated directors and (ii) the analysis of the application of the principles supporting this conclusion*	✓	As used herein, the term "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Corporate Governance Committee has the responsibility to review annually directors' relationships with other outside entities with regard to potential conflicts of interest. As part of this assessment process, each director is required to complete an Annual Questionnaire disclosing the particulars of their external affiliations, relationships, transactions and interests, including potential conflicts.
4.	*The board of directors should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis*	✓	The Corporate Governance Committee is responsible for recommending nominees to the Board for eventual proposal as candidates for election as directors at the Annual Meeting. In considering nominees, the Committee seeks, amongst other things, diversity through qualified people representing various industry backgrounds, geographical areas, gender and records of achievement in individual fields of endeavour. The Corporate Governance Committee is also responsible for the evaluation process of the Board.
5.	*The board of directors should implement a process for assessing the effectiveness of the board of directors, its committees and the contribution of individual directors*	✓	The Board has established a review process designed to provide for periodic examinations of important governance issues such as the effectiveness of Board procedures and performance. The Corporate Governance Committee evaluates the performance of the Board and its committees annually through a Board Organization Review Process Questionnaire completed by Board members. Each director also completes an Individual Director Self-Evaluation Form annually.

	TSE Corporate Governance Guidelines	Does Placer Dome Align?	Placer Dome's Corporate Governance Practices
6.	*Every Corporation should provide an orientation and education program for new recruits to the board of directors*	✓	New Board members receive an orientation program designed to acquaint the director with the Corporation's activities and management systems. The Secretary maintains a "Director's Handbook" of key corporate governance and policy issues which is updated regularly for existing Board members and explained to new members. New Board members are given an early opportunity to visit the Corporation's operations to give them additional insight into the Corporation's business.
7.	*Every board of directors should examine its size to determine the impact of the number upon effectiveness, and where appropriate, undertake a program to reduce the size to facilitate more effective decision-making*	✓	The Corporate Governance Committee reviews, advises and recommends to the Board any matters concerning the size and composition of the Board, organization and responsibilities of Board Committees, and the evaluation process for the Chairman and the Board.
8.	*The board of directors should review adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director*	✓	The Corporate Governance Committee reviews and recommends to the Board the compensation of the Board. At least once every year the Corporate Governance Committee reviews the adequacy and form of compensation of the directors with regard to practices of comparable corporations and to ensure that the directors' compensation is aligned with the interests of the shareholders, while allowing the Corporation to attract and retain individuals having the necessary qualifications.
9.	*Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors*	✓	All members of the Board's committees are outside and unrelated directors.
	Responsibilities of the Committees of the Board		*Audit Committee*: this committee has the responsibility to assist the Board in its oversight functions as they relate to the Corporation's accounting, financial reporting, auditing, risk management, and internal controls. The Audit Committee's responsibilities are more fully described in Guidelines 1(b) and 13.

TSE Corporate Governance Guidelines	Does Placer Dome Align?	Placer Dome's Corporate Governance Practices
		Corporate Governance Committee: the scope of this committee's responsibilities includes assisting the Board with respect to the identification and nomination of candidates for election as directors, making recommendations with respect to the composition and compensation of the Board and its committees, and with respect to the evaluation processes for the Board and the Chairman. The Corporate Governance Committee's responsibilities are more fully described in Guidelines 3, 4, 5, 7, 8 and 10. *Human Resources and Compensation Committee*: this committee assists the Board in matters related to employment, remuneration and succession planning, and the oversight of the Corporation's various stock option, stock purchase, pension and other benefits plans. The Human Resources and Compensation Committee's responsibilities are more fully described in Guideline 1(c). *Safety and Sustainability Committee*: this committee is responsible for the periodical review of the Corporation's Safety Policy and Sustainability Policy, to take any actions necessary to satisfy itself that these policies are being implemented and to review the reports to the Board with respect to environmental and safety matters. Additional responsibilities are described in Guideline 1(b).
10. *The board of directors should expressly assume responsibility for, or assign to a committee of directors, general responsibility for developing the Corporation's approach to governance issues*	✓	The Corporate Governance Committee has the general responsibility for developing the Corporation's approach to governance issues.
11. *The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. The board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting*	✓	The Board and the CEO have developed position descriptions for the Board and the CEO. The Board has established limits to Management's responsibilities in respect of major acquisitions, dispositions and joint venture formations, borrowing exceeding specified limits and significant corporate policies. The Board annually approves the corporate objectives which the CEO is responsible for meeting.

	TSE Corporate Governance Guidelines	Does Placer Dome Align?	Placer Dome's Corporate Governance Practices
12.	*The board of directors should have in place appropriate structures and procedures to ensure that the board of directors can function independently of management*	✓	See response to Guideline 2. During a portion of every regularly scheduled meeting the Board meets independently of Management. It may choose to do so at any other time.
13.	*The audit committee of the board of directors should be composed only of outside directors and should have (i) specially defined roles and responsibilities; (ii) direct communication channels with the internal and external auditors; and (iii) oversight responsibility for management reporting on internal control*	✓	The Audit Committee, on behalf of the Board, has the responsibility for: (a) reviewing the financial statements of the Corporation and, when presented to the Board for approval, making a recommendation concerning such statements; (b) reviewing and approving interim financial statements of the Corporation; (c) recommending to the Board annually or as they may otherwise determine, duly qualified auditors; (d) reviewing the scope of the audit to be conducted by the external and internal auditors of the Corporation; (e) reviewing the auditors' fees and auditors' independence and assessing the performance of external and internal auditors and the nature and cost of all services provided by such auditors; (f) reviewing all public disclosure documents containing financial information before release; and (g) reviewing all post-audit or management letters containing recommendations of the external auditor and Management's response or follow-up when appropriate. The members of the Committee have the right, in performing their duties, to inspect all the books and records of the Corporation and its affiliates and to discuss (independently of Management whenever requested) such accounts and records and any matters relating to the financial position or condition of the Corporation with the auditors of the Corporation. At least once each year, the Committee meets alone and separately with the top financial officers of the Corporation, with the internal auditors and with the external auditors.
14.	*The board of directors should implement a system which enables an individual director to engage an outside adviser at the Corporation's expense, in appropriate circumstances*	✓	Individual directors can engage outside advisers at the expense of the Corporation with the authorization of the Corporate Governance Committee.

SCHEDULE "B"

PLACER DOME INC.
BY-LAW NO. ONE

CONTENTS

ARTICLE ONE

Interpretation

1.01 Definitions. In this by-law, unless the context otherwise requires:

(a) "Act" means the Canada Business Corporations Act, S.C. 1974-75. c.33, ~~as amended,~~ together with the regulations thereto, and any act or regulations that may be substituted therefor, in each case as from time to time amended~~, together with the regulations thereto~~;

(b) "Board" means the board of directors of the Corporation;

(c) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(d) "Corporation" means Placer Dome Inc.;

(e) "Documents" includes

(i) deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable;

(ii) agreements, instruments, certificates, releases, and receipts and discharges for the payment of money or other obligations;

(iii) certificates evidencing, and conveyances, transfers and assignments of, shares, share warrants. bonds, debentures or other securities; and

(iv) all other paper writings of the Corporation;

(f) "electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

(g) "holiday" has the meaning ascribed to that term by the Interpretation Act (Canada) and any statute that may be substituted therefor, as from time to time amended;

~~and~~

(h) "information system" means the system used to generate, send, receive, store or otherwise process an electronic document; and

~~(g)~~
(i) "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders.

1.02 Words and Phrases. Words and phrases defined in the Act and used herein shall, unless the context otherwise requires, have the same meaning herein as in the Act.

1.03. Number and Gender. In this by-law, words importing the singular number only shall include the plural and vice versa words importing gender shall include all genders; words importing persons shall include individuals, bodies corporate, corporations, partnerships, trusts and any number or aggregate of persons.

1.04 Interpretation Not Affected by Headings. The insertion of headings in this by-law is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.05 Conflict with Act. The by-laws are made pursuant to and should be read in conjunction with the Act. In case of conflict between the provisions of any by-law and any provision of the Act, the applicable provision of the Act shall govern.

1.06 Calculation of Time. The computation of time, and any period of days shall be determined in accordance with the provisions of the Interpretation Act (Canada) and any statute that may be substituted therefor, as from time to time amended.

ARTICLE TWO

General

2.01 Execution of Documents. Any Document or class of Documents that requires the signature of the Corporation (except a Document arising in the ordinary course of the Corporation's business) which may be signed by any officer or employee acting within his authority) shall be signed:

(i) in the manner and by such person or persons as shall have been appointed by resolution of the Board to sign such Document or such class of Document, including through the use of electronic signatures, as contemplated in the Act, and facsimile reproduction of signatures; or

(ii) in the absence of any such resolution, by any two of the Chairman, the President, a Vice-President, the Secretary, the Treasurer or any two directors, or any one of the foregoing persons together with any Assistant Secretary, Controller, or Assistant Treasurer

and when so signed shall be binding upon the Corporation without further act or formality.

2.02 Corporate Seal. The Corporation may but need not have a corporate seal. Any corporate seal adopted for the Corporation shall be such as the Board may by resolution from time to time approve. The corporate seal of the Corporation may, when deemed desirable, be affixed to any Document by the person or persons authorized to sign such Document on behalf of the Corporation.

2.03 Withholding Information from Shareholders. No shareholder shall be entitled to discovery of any information respecting the Corporation's business which, in the opinion of the Board would not be in the best interests of the shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions and regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders or other persons and no shareholder or other person shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or by any other applicable legislation or as authorized by the Board.

ARTICLE THREE

Directors

3.01 Eligibility. No director shall, after attaining the age of seventy years, be eligible for reelection or appointment as a director and no other person shall, after attaining the age of seventy years, be eligible for election or appointment as a director.

3.02 Calling of Meetings. Meetings of the Board may he held from time to time at such place, at such time and on such day as the Chairman, the President or any two directors may determine, and the Secretary shall call meetings when directed or authorized by the Chairman, the President or such two directors. Notice of every meeting so called shall be given to each director not less than forty-eight hours (excluding any part of a Saturday or of a holiday) before the time when the meeting is to be held, save that no notice of a meeting shall be necessary if all the directors are present or if those absent waive notice of or otherwise signify in writing their consent to the holding of such meeting, either before or after such meeting.

3.03 Chairman of Meeting. The Chairman or, in his absence, the President or, in their absence, a Vice-President who is a director shall be chairman of any meeting of the Board. If no such person is present, the directors present shall choose one of their number to be chairman of the meeting.

3.04 Votes to Govern. At all meetings of the Board, every question to be decided by the Board shall be decided by a majority of the votes cast on the question. The chairman of the meeting shall not have a second or casting vote.

ARTICLE FOUR

Officers

4.01 Officers. The Board shall appoint a Chairman, a President and a Secretary and such other officers, if any, as the Board in its discretion shall from time to time deem advisable. The Board may by resolution specify the duties of officers.

ARTICLE FIVE

Meetings of Shareholders

5.01 Special Meeting. The Board, the Chairman, or the President may at any time call a special meeting of the shareholders for the transaction of any business, the nature of which is specified in the notice calling the meeting. Any special meeting of the shareholders may be held in conjunction with an annual meeting of shareholders.

5.02 Chairman and Secretary of Meeting. The Chairman or, in his absence, the President or, in their absence, a Vice-President who is a director of the Corporation, shall preside as chairman at any meeting of shareholders. If no such officer be present within thirty minutes after the time appointed for the holding of the meeting, the persons present and entitled to vote thereat shall choose one of their number to be chairman. The Secretary of the Corporation shall be the secretary of any meeting of shareholders but if the Secretary of the Corporation is not present, the chairman of the meeting shall appoint some person who need not be a shareholder to act as secretary of the meeting.

5.03 Persons Entitled to be Present. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting and with the consent of the meeting. Subject to compliance with any applicable provisions of the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting. The persons participating in a meeting by such means shall be deemed for the purposes of this by-law to be present at the meeting. If the Board or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the Board or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

5.04 Quorum. A quorum for the transaction of business at any meeting of shareholders shall be two individuals present or deemed to be present in person each being a shareholder entitled to vote thereat or being a duly appointed proxy for an absent shareholder so entitled and together holding or representing by proxy shares carrying at least one third of the votes entitled to be cast at such meeting.

5.05 Scrutineers. If desired, one or more scrutineers may be appointed to serve at the meeting of shareholders by a resolution of the meeting or by the chairman of the meeting with the consent of the meeting. Such scrutineers need not be shareholders of the Corporation.

5.06 Votes to Govern. All questions proposed for the consideration of the shareholders at a meeting of shareholders shall, unless otherwise required by the Act, the articles or the by-laws, be determined by the majority of the votes cast.

5.07 Show of Hands. At any meeting of shareholders, every motion shall, subject to the provisions of the Act, be decided by a show of hands unless a ballot thereon is required by the chairman of the meeting or is demanded by any shareholder entitled to vote and present, or deemed to be present, in person or by proxy. Upon a show of hands, every such person who is ~~present and~~ entitled to vote shall have one vote. Before or after a show of hands has been taken upon any motion, the chairman may require, or any shareholder entitled to vote and present, or deemed to be present, in person or by proxy, may demand a ballot thereon. Notwithstanding the foregoing, the vote on any motion may be held, subject to compliance with any applicable provisions of the Act, by means of a telephonic, electronic or other communication facility made available by the Corporation for such purpose. Unless a ballot thereon is ~~required or~~ demanded, a declaration by the chairman of the meeting that the vote upon a motion has been carried or carried by a particular majority or not carried shall be the decision of the shareholders upon the motion and an entry in the minutes of the meeting to the effect that the chairman of the meeting declared the motion to be carried ~~shall be admissible in~~ or defeated is, in the absence of evidence ~~as prima facie~~ to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

5.08 Ballot. If a ballot is required by the chairman of the meeting or is duly demanded by any shareholder entitled to vote and present, or deemed to be present, in person or by proxy and the demand is not withdrawn, a ballot upon the motion shall be taken in such manner as the chairman of the meeting shall direct. Upon a ballot, each shareholder who is present, or deemed to be present, in person or represented by proxy, unless the Act or articles otherwise requires, shall be entitled to one vote for each share in respect of which he is entitled to vote at the meeting and the result of the ballot shall be the decision of the shareholders upon the motion. ~~An entry in the minutes of the meeting of shareholders to the effect that the chairman declared the motion to be carried shall be admissible in evidence as prima facie proof of the fact without proof of the number or proportion of votes recorded in favour of or against the motion on the ballot.~~

ARTICLE SIX

Limitation of Liability

6.01 Limitation of Liability. Except as otherwise provided in the Act, no director or officer of the Corporation shall be liable for any liability or obligation of the Corporation or for any loss, damage or expense incurred by the Corporation for any reason whatsoever or for acts or omissions of any other director, officer, employee or agent ~~unless the same shall result~~ of the Corporation; provided that nothing herein shall relieve any director or officer from his/or her ~~failure to comply with the provisions of~~ obligations under Section 6.02 hereof.

6.02 Duties. Every director and officer of the Corporation shall exercise the powers and discharge the duties of his/or her office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

6.03 Indemnification. Subject to the limitations contained in the Act, ~~the~~ but without limit to the right of the Corporation to indemnify any individual, under the Act or otherwise, to the full extent permitted by law, the Corporation:

(a) shall~~:~~

~~(a)~~ indemnify each director or officer ~~each~~ or former director or officer of the Corporation and each ~~person~~ other individual who acts or has acted at the ~~Corporation's~~ Corporation's request as a director or officer ~~of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives~~, or in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by ~~him~~ the individual in respect of any civil, criminal ~~or~~, administrative ~~action~~, investigative or other proceeding ~~to which he is made a party by reason of being or having been a director or officer of~~ in which the individual is involved because of that association with the Corporation or ~~such body corporate, if (i) he~~ other entity, provided (i) the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, ~~he~~ the individual had reasonable grounds for believing that ~~his~~the conduct was lawful;

~~and~~

~~(b) with the approval of a court, indemnify each person~~

(b) may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection 6.03(a) ~~of this by-law~~ hereof; and

(c) with the approval of a court, shall indemnify an individual referred to in subsection 6.03(a) hereof, or advance moneys as contemplated in subsection 6.03(b) hereof, in respect of an action by or on behalf of the Corporation or ~~such body corporate~~ other entity to procure a judgment in its favour, to which ~~he~~ the individual is made a party ~~by reason of being or having been a director or an officer of~~ because of the individual's association with the Corporation or ~~body corporate,~~ other entity as described in subsection 6.03(a) hereof against all costs, charges and expenses reasonably incurred by ~~him~~ the individual in connection with such action, if ~~he~~ the individual fulfils the conditions set out in clauses 6.03(a)(i) and 6.03~~(a)(ii) of this by-law~~(a)(ii) hereof.

6.04 Insurance. Subject to the provisions of the Act, the Corporation may purchase and maintain insurance for the benefit of any ~~person~~ individual referred to in subsection 6.03(a) ~~of this by-law~~ hereof against any liability~~, cost, charge or expense~~ incurred by ~~him in his~~ the individual (a) in that individual's capacity as a director or officer of the Corporation~~, or~~; or (b) in that individual's capacity as a director or officer, or similar capacity, of another ~~body corporate if he~~ entity, if the individual acts or ~~so~~ has acted in that capacity at the Corporation's request ~~of the Corporation~~.

ARTICLE SEVEN

Dividends and Rights

7.01 Dividend Cheques. A dividend payable in cash may be paid by cheque drawn on the Corporation's bankers or any one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by ordinary mail, postage prepaid, to such registered holder at his address appearing on the register of shareholders, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at the address appearing on the register of shareholders in respect of such joint holding, or to the first address so appearing if there are more than one. The mailing of such cheque as aforesaid, unless the same be not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.02 Non-receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount upon such terms as to indemnity and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

ARTICLE EIGHT

Notices

8.01 Method of Giving Notices. Any notice (which term includes any communication or document) to be given, sent, delivered or served pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or ~~if~~ mailed to him at his recorded address by ordinary mail, postage prepaid, or ~~if~~ sent to him at his recorded address by ~~telegram, telex, telecopy or other similar method of recorded~~ facsimile transmission or, subject to compliance with any applicable provisions of the Act, by the creation or provision of an electronic ~~communication. A~~ document. Any notice so delivered shall be deemed to have been ~~given~~ received when it is delivered personally or at the address aforesaid~~, a~~. A notice so mailed shall be deemed to have been ~~given when deposited in a post office or public letter box;~~ received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing such notice was not received at that time or at all, and a notice sent by ~~recorded~~ facsimile transmission or electronic ~~communication~~ document shall be deemed to have been ~~given when dispatched or when delivered to the appropriate communication company or its representative for dispatch. The term "recorded address" means, in the case of a shareholder, his address as recorded in the register of shareholders and in the case of a director, officer or auditor his address as recorded in the records of the Corporation. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer or~~

~~auditor in accordance with any~~ received when sent or provided to a designated information ~~believed by him to be reliable~~ system.

8.02 Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share, notice to one of such persons shall be sufficient notice to all of them. Any notice shall be addressed to all of such joint holders and the address to be used for the purposes of Section 8.01 shall be the address appearing on the register of shareholders in respect of such joint holding, or the first address so appearing if there are more than one.

8.03 Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of any Committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate such notice or any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

SCHEDULE "C"

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected financial data in Table I has been derived from the consolidated financial statements of the Corporation which have been prepared in accordance with accounting principles generally accepted in Canada. All amounts are in millions of U.S. dollars except for per share amounts.

	Years ended December 31(1)(2)		
	2001	2000	1999
Sales	$1,266	$1,464	$1,305
Operating earnings (loss)	(178)	(575)	152
Net earnings (loss)	(180)	(347)	55
Per common share:			
Net earnings (loss)	(0.59)	(1.10)	0.14
Diluted net earnings (loss)	(0.59)	(1.10)	0.14
Cash dividends	0.10	0.10	0.10
	December 31(1)(2)		
	2001	2000	1999
Total assets	$2,753	$3,012	$3,653
Cash and short-term investments	440	340	205
Long-term debt and capital leases, including current portion	583	620	634
Deferred credits and other liabilities	163	157	147
Shareholders' equity	1,605	1,817	2,514

(1) Amounts in this table reflect the following significant transactions:

(i) On April 1, 1999, the Placer Dome Western Areas Joint Venture was formed to develop and operate the South Deep Mine in South Africa. Placer Dome acquired 50% of this joint venture at a total cost of $252 million.

(ii) On May 27, 1999, Placer Dome completed the acquisition of Getchell Gold Corporation, which operated the adjoining Getchell and Turquoise Ridge gold mines in Nevada, United States, at a cost of $832 million. The mill at the Getchell Mine was shut down in July 1999 pending further development drilling and completion of a development plan.

(iii) On December 13, 1999, the Corporation acquired the remaining 50% interest in Compañía Minera Zaldívar from its joint venture partner for $251 million resulting in a change in accounting from equity to full consolidation.

(iv) In 1999, in response to gold market conditions, the Corporation reduced its exploration, project development and corporate staff by over 200 employees and recorded restructuring charges of $30 million ($21 million after tax).

(v) The inclusion in 1999 of a charge to earnings of $46 million ($40 million after taxes) to reflect the impairment in the value of certain mine assets and additional post-closure reclamation accruals for certain of the Corporation's existing and past mining interests.

(vi) Effective January 1, 2000, the adoption of Canadian Institute of Chartered Accountants Handbook ("CICA") Section 3465, Income Taxes, which resulted in a reduction in opening retained earnings of $287 million.

(vii) Effective October 1, 2000, the adoption of CICA Emerging Issues Committee Abstract of Issue Discussed EIC-113, Accounting by Commodity Producers for Written Call Options. Under EIC-113, call options that are not part of a put/call collar strategy ("net call position") are marked-to-market with the change in value recorded in earnings currently.

(viii) In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis.

(ix) In 2000, Placer Dome recorded write-downs of $839 million ($634 million after tax) to reflect the impairment in the value of certain mine assets including $651 million for Getchell, $119 million for Las Cristinas, $39 million for Osborne, $18 million for Porgera, $6 million for La Coipa, $3 million for Bald Mountain and $3 million for the Mulatos property.

(x) In 2001, Placer Dome recorded write-downs and provisions totalling $331 million (with nil tax effect), including $320 million for the Getchell Mine and $8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.

(2) In 2001, Placer Dome adopted the U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "*Revenue Recognition*", for consistency with the Corporation's U.S. GAAP revenue recognition policy. Under the new policy, gold revenue is recognized in the accounts upon delivery when title passes. Previously, gold revenue was recognized in the accounts when the product was in a saleable form and a sales agreement had been entered into. SAB 101 was applied retroactively with restatement of 2000 and 1999 comparative figures and a reduction to retained earnings at January 1, 2000 and 1999 of $17 million and $12 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The Management's discussion and analysis ("MD&A") provides a detailed analysis of Placer Dome's business and compares its 2001 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and its related notes that begin on page C-21 of this report. The Corporation prepares and files with various Canadian regulatory authorities its consolidated financial statements and MD&A in United States ("U.S.") dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). The Corporation also prepares U.S. dollar consolidated financial statements and MD&A in accordance with U.S. GAAP for Annual Information Form and U.S. regulatory purposes (See note 1 of the consolidated financial statements for more information).

The MD&A is comprised of seven key sections. The ***Overview*** *provides a high level summary of Placer Dome's financial results, operating performance and financial condition. The* ***Financial Results of Operations*** *section provides a detailed analysis of sales and mine operating earnings, including a review of mine-by-mine gold and copper production and costs. The* ***Other Income and Expenses*** *section reports on items outside of the mining operations that impact Placer Dome's net earnings (loss) for the year. The* ***Financial Condition and Liquidity*** *section describes Placer Dome's cash position and investing activities, as well as its forward sales and options program for metal sales and foreign currency. In* ***Risks and Uncertainties****, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed. The* ***Markets*** *section discusses the global supply and demand fundamentals impacting the business in the year and in the year ahead. And finally, the* ***Outlook*** *section outlines Placer Dome's 2002 view of production and costs, exploration and development priorities, and earnings sensitivities.*

All amounts are in millions of U.S. dollars, except where otherwise indicated.

	2001	2000	1999
Sales	$ 1,266	$ 1,464	$ 1,305
Mine operating earnings			
Gold	242	340	357
Copper	59	82	10
Other	(8)	(4)	—
	293	418	367
Net earnings (loss)	(180)	(347)	55
Cash flow from operations	387	412	426
Gold			
Consolidated production (000's ozs) (i)	2,834	3,101	3,163
Cash cost ($/oz) (i)	167	167	159
Total cost ($/oz) (i)	243	240	230
Consolidated sales (000's ozs)	2,933	3,170	3,111
Price realized ($/oz)	326	346	342
London spot price ($/oz)	271	279	279
Copper			
Consolidated production (000's lbs)	417,160	430,210	267,063
Cash cost ($/lb)	0.44	0.45	0.44
Total cost ($/lb)	0.60	0.64	0.68
Consolidated sales (000's lbs)	420,338	436,645	258,438
Price realized ($/lb)	0.74	0.82	0.71
London spot price ($/lb)	0.72	0.82	0.71

(i) Placer Dome's share of gold production, cash and total production costs were 2,756,000 ozs, $166/oz and $243/oz in 2001, 2,984,000 ozs, $164/oz. and $237/oz in 2000, and 3,059,659 ozs, $155/oz and $226 /oz in 1999, respectively.

1. OVERVIEW

- Consolidated loss under Canadian GAAP for 2001 was $180 million or $0.59 per share after payments on preferred securities, compared with a loss of $347 million or $1.10 per share in 2000 and net earnings of $55 million or $0.14 per share in 1999.
- In 2001, Placer Dome recorded write-downs totalling $331 million. In the third quarter, Placer Dome wrote off and recorded provisions totalling $320 million related to the Getchell project after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.
- Excluding unusual items, consolidated net earnings were $126 million ($0.34 per share) for 2001, $181 million ($0.51 per share) for 2000 and $123 million ($0.37 per share) for 1999.

	2001	2000	1999
Net earnings (loss)	$(180)	$(347)	$ 55
Unusual items, net of tax			
Write-downs of mining interests	331	634	40
Gain on sale of Zaldívar water rights	—	(49)	—
Unusual tax adjustments	(27)	(49)	(12)
(Gain) loss on common share investments	—	(8)	19
Unrealized non-hedge derivative losses (gains)	—	(3)	—
Merger and restructuring costs	2	3	21
Earnings before unusual items(i)	$ 126	$ 181	$ 123
Per common share	$ 0.34	$ 0.51	$0.37

(i) The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. This is a non-GAAP earnings measure that does not have any standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other entities.

- Cash flow from operations was $387 million, 6% and 9% lower than 2000 and 1999, respectively. The Corporation ended the year with $440 million in cash and short-term investments and $585 million in total debt outstanding, compared with $340 million and $620 million, respectively, at the end of 2000.
- Under Placer Dome's precious metals sales program, the Corporation realized an average price of $326 per ounce for gold, a premium of $55 per ounce over the average spot price and contributing $159 million to revenue.
- Consolidated gold production declined by 9% from 2000 levels, with 10 of the twelve consolidated gold mines experiencing lower production. Despite lower production, unit cash cost remained the same at $167 per ounce due primarily to the favourable impact of weaker local currencies against the U.S. dollar, as well as cost cutting and productivity improvements at a number of the operations. Copper production was down by 3% compared with the prior year due to lower recovery at the Zaldívar Mine.
- Looking ahead, Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are expected to be around $170 and $240 per ounce, respectively. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost, the effect of which will be to increase unit cash cost by approximately $10 per ounce to $180 per ounce, offset by a reduction in unit non-cash cost.

Quarterly Results

	Quarters Ended				Years Ended
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
	(unaudited)				
2001					
Sales	$ 351	$ 311	$ 300	$ 304	$ 1,266
Mine operating earnings	82	75	74	62	293
Operating earnings (loss)	54	40	(278)	6	(178)
Net earnings (loss)	34	24	(248)	10	(180)
Net earnings (loss) per common share	0.09	0.07	(0.77)	0.02	(0.59)
2000					
Sales	$ 394	$ 367	$ 357	$ 346	$ 1,464
Mine operating earnings	132	113	97	76	418
Operating earnings (loss)	95	(40)	72	(702)	(575)
Net earnings (loss)	59	(55)	56	(407)	(347)
Net earnings (loss) per common share	0.17	(0.18)	0.16	(1.25)	(1.10)

2. FINANCIAL RESULTS OF OPERATIONS PRODUCTION AND OPERATING SUMMARY

			Actual 2001 and 2000								Estimate 2002		
				Placer Dome's Share									
Mine	Placer Dome's share		Mine operating earnings(1)	Millfeed	Grade	Recovery	Production		Cost per unit(2) Cash	Cost per unit(2) Total	Production	Cost per unit(2) Cash	Cost per unit(2) Total
	(% of mine production)			(000's tonnes)	(g/t,%)	(%)	(ozs, 000 lbs)	% change	($/oz,	$/lb)	(ozs, 000 lbs)	($/oz,	$/lb)
GOLD													
Canada													
Campbell	100%	2001	$ (3)	438	13.3	94.8	178,139	−22%	208	287	181,000	192	276
		2000	$ 12	473	15.7	96.2	229,408		175	237			
Dome	100%	2001	1	4,122	2.6	89.3	302,795	−4%	208	268	300,000	199	264
		2000	4	4,234	2.5	92.3	313,905		205	268			
Musselwhite	68%	2001	1	878	5.9	95.3	158,988	−5%	191	265	158,000	183	260
		2000	7	838	6.5	95.8	166,889		158	231			
United States													
Bald Mountain	100%	2001	(10)	3,777	1.5	65.3	108,393	−19%	230	365	114,000	180	258
		2000	(3)	4,416	1.6	65.9	134,469		221	296			
Cortez(3)	60%	2001	78	2,153	9.0	90.7	712,850	+18%	83	161	602,000	139	188
		2000	92	2,087	9.5	87.9	605,953		60	136			
Getchell(4)	100%	2001	—	—	—	—	3,111		—	—	56,000	—	—
Golden Sunlight	100%	2001	5	2,338	3.2	80.9	195,507	−8%	101	249	127,000	182	211
		2000	4	2,347	3.4	82.0	212,266		103	243			
Papua New Guinea													
Misima(5)	80%	2001	8	4,590	1.0	89.1	133,282	−23%	186	218	117,000	195	217
		2000	(1)	4,869	1.2	90.7	174,210		234	289			
Porgera	50%	2001	(6)	2,881	4.9	81.6	380,311	−16%	179	285	338,000	245	339
		2000	19	3,011	5.8	78.9	455,217		132	236			
Australia													
Granny Smith	60%	2001	20	2,180	3.3	91.1	208,306	−16%	167	181	248,000	127	169
		2000	24	2,435	3.5	89.7	247,229		207	221			
Kidston	70%	2001	6	2,392	1.4	86.0	103,403	−40%	166	217	—	—	—
		2000	(5)	5,148	1.3	83.1	170,936		221	302			
Osborne(6)	100%	2001	n/a	1,487	1.1	80.2	41,706	+21%	n/a	n/a	33,000	n/a	n/a
		2000	n/a	1,470	0.9	79.3	34,575		n/a	n/a			
Chile													
La Coipa(7)	50%	2001	(4)	3,174	0.7	82.4	58,425	−23%	204	297	94,000	210	292
		2000	(3)	3,006	0.8	83.4	76,141		226	298			
South Africa													
South Deep	50%	2001	5	678	8.1	97.2	171,126	+5%	196	235	199,000	202	240
		2000	8	609	8.5	97.5	162,628		193	220			
Currency hedging		2001	(18)										
		2000	(19)										
Metals hedging revenue		2001	159										
		2000	201										
TOTAL GOLD(2)		2001	$242				2,756,342	−8%	166	243	2,567,000	180	240
		2000	$340				2,983,826		164	237			
COPPER													
Osborne(6)	100%	2001	2	1,487	3.5	95.6	108,496	+4%	0.50	0.71	93,400	0.56	0.73
		2000	7	1,470	3.4	96.2	104,519		0.51	0.74			
Zaldívar	100%	2001	50	16,458	1.2	69.6	308,664	−5%	0.42	0.56	327,500	0.44	0.60
		2000	83	16,458	1.2	73.7	325,691		0.41	0.59			
Currency hedging		2001	—										
		2000	(7)										
Metals hedging revenue		2001	7										
		2000	(1)										
TOTAL COPPER		2001	$ 59				417,160	−3%	0.44	0.60	420,900	0.47	0.63
		2000	$ 82				430,210		0.45	0.64			
Other		2001	(8)										
		2000	(4)										
CONSOLIDATED MINE		2001	$293										
OPERATING EARNINGS(1)		2000	$418										

Notes: Refer to page C-20 of this report for the notes to the Production and Operating summary. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost in accordance with the Gold Institute's revised disclosure standard. Accordingly, the Estimate 2002 cash and total production costs are based on this new standard. The mines that will be impacted by this change are the following with their 2001 deferred stripping cost per ounce as indicated: Bald Mountain ($50/oz), Cortez ($38/oz), Golden Sunlight ($22/oz), Porgera ($28/oz) and La Coipa ($9/oz).

2001 compared with 2000

Mine operating earnings were $293 million in 2001, 30% lower than 2000 due primarily to lower contribution from gold.

Gold operating earnings declined by 29% in 2001 to $242 million compared with 2000 due primarily to a 13% decline in sales revenue. Gold sales revenue was $941 million in 2001 compared with $1,081 million in the prior year reflecting a 7% decline in sales volume and a $20 per ounce decrease in the average realized price. Consolidated gold production declined by 9% to 2,834,000 ounces compared with the prior year with 10 of the twelve consolidated gold mines experiencing lower production. Consolidated cash and total production costs per ounce for the year were $167 and $243, respectively, compared with $167 and $240, respectively, in 2000. Despite the impact of lower production, unit cash costs in 2001 were the same as last year due primarily to the favourable impact of weaker local currencies against the U.S. dollar, as well as cost cutting and productivity improvements at a number of the operations. For the 12-month period ended December 31, 2001, the Canadian, Australian, Papua New Guinean, Chilean and South African currencies weakened by 6%, 9%, 24%, 15% and 58%, respectively relative to the U.S. dollar.

Copper operating earnings of $59 million in 2001 were 28% lower than 2000 with a 6% improvement in unit total production costs being more than offset by a 15% decline in sales revenue. Copper sales revenue was $291 million compared with $343 million in 2000, reflecting declines of 4% in sales volume and 10% in the average realized price. Consolidated copper production was 417.2 million pounds (189,220 tonnes), 3% down from last year due to lower production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.44 and $0.60, respectively, compared with $0.45 and $0.64, respectively, in 2000. The $0.04 per pound decline in unit total production costs in 2001 reflects lower depreciation charges resulting from the 2000 year-end reserve increase at the Zaldívar Mine and the asset write-down at the Osborne Mine.

Canada

- At the **Campbell Mine**, production in 2001 declined by 22% compared with the prior year due to the impact of the rock burst and seismic activity experienced in 2000, causing the re-sequencing of planned mining areas. Production was also curtailed in the first quarter by a planned 10-day shut down of the mill to replace the ball mill bull gear. In October 2001, a revised mine plan was completed, securing production for Campbell over the next eight years with production averaging about 180,000 ounces for the next three years. Exploration drilling on the DC Zone has returned positive results, and the focus in 2002 will be to convert part of this zone into new reserves which is expected to have a positive impact on Campbell's future mine life and production rate.
- Both the **Dome** and **Campbell** mines have made changes to their operations to reduce costs, resulting in some layoffs and also contractor demobilization at Campbell.
- At the **Musselwhite Mine**, Placer Dome's share of gold production in 2001 was 5% lower than 2000 primarily due to a 9% decline in head grade. In the third quarter, mine production was hampered by the failures of several cement backfill pillars, and production from the affected areas were replaced with lower grade stopes and stockpiled ore. Mine production returned to normal levels by the end of the year. In 2002, unit cash and total production costs are expected to decline with the commissioning of the underground conveyor in the second quarter.

United States

- Placer Dome's share of production from the **Cortez Mine** in 2001 was 18% higher than 2000 due to heap leach production from South Pipeline coming on stream in the second quarter and higher contribution from the sale of carbonaceous ore. Unit cash and total production costs are higher in 2001 due to higher costs associated with South Pipeline and higher amortization related to Pipeline Stage 3 production. In October 2001, the Cortez Joint Venture entered into an agreement with Barrick Goldstrike Mines Inc. ("Barrick") to sell 270,000 tonnes (100% basis) of carbonaceous ore grading approximately 8 grams per tonne, with an option for Barrick to purchase an additional 180,000 tonnes of ore. Ore delivery commenced in the fourth quarter of 2001, concurrent with the completion of the ore sale agreement with Anglo Gold-Meridian's Jerritt Canyon Joint Venture. Gold production in 2002 is expected to be 16% lower than 2001 due to lower grades and lower contribution from carbonaceous ore sales. Cash and total production costs per ounce are expected to rise by about 67% to $139 per ounce and 17% to $188 per ounce, respectively, compared with

2001 due to higher costs associated with South Pipeline. The increase in unit cash cost is also due to the reclassification of deferred stripping amortization expense from non-cash to cash cost (the amount of deferred stripping cost in 2001 was $38 per ounce).

- With **Golden Sunlight** approaching the end of its mine life, gold production in 2001 was 8% lower than 2000. Initially, pit mining was planned for completion in early 2002, but now has been extended to the second quarter of 2003. Milling of stockpiled ore will essentially be completed by mid-2002 when the ramp pit will then go into production. Golden Sunlight has a power contract in place through till the end of its mine life.
- In the third quarter of 2001, Placer Dome wrote off and recorded provisions totalling $320 million related to the **Getchell Mine** after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $269 million primarily for property, plant and equipment, $27 million for the excess value ascribed to exploration potential and accruals of $24 million for reclamation and closure obligations. The mine has been put on care and maintenance with a remaining crew of approximately 40 employees. Also, Getchell has entered into an agreement to sell surface stockpiled ore to Newmont for processing at its nearby Twin Creeks facility, which delivery will take place in 2002.

Australia and Papua New Guinea

- At the **Porgera Mine**, Placer Dome's share of production in 2001 was 16% below 2000 levels, though higher than expected, due to the depletion of open pit Stage 3 ore in mid-year and the transition to Stage 4 production. The increase in unit total cost reflects the lower production partially offset by lower depreciation resulting from the write-down recorded in 2000. In 2001, the Porgera Joint Venture approved the development of Stage 5 of the open pit, as well as the re-commencement of underground mining. In 2002, Placer Dome's share of gold production is expected to be around 338,000 ounces, 11% lower than 2001 due to lower grades. Unit cash and total costs are expected to rise to $245 and $339 per ounce, respectively. The increase in unit cash cost is due to the reduced production level, as well as the reclassification of deferred stripping amortization expense from non-cash to cash costs (the amount of deferred stripping cost in 2001 was $28 per ounce).
- At the **Granny Smith Mine**, Placer Dome's share of production in 2001 was 16% lower than 2000 due to lower head grade from the Sunrise pit and lower throughput as a result of an increase in ore hardness. Unit production costs have improved by about 18% over 2000 due to cost reduction measures and efficiency improvements made in the year. Development of the Wallaby deposit was ahead of schedule and commenced production in the fourth quarter. In 2002, production is expected to increase by 19% over 2001 levels with higher grade Wallaby deposit reaching full production capacity.
- Mining was completed at the **Misima Mine** on May 26, 2001 and production for the remainder of the year was from the processing of stockpiled ore. Stockpile milling is anticipated to continue into 2004. At Misima, despite a 23% decrease in production, cash and total costs per ounce for the year were 21% and 25% lower than 2000 due to cost control measures undertaken during the wind-up phase and lower depreciation associated with the ceased mining activity.
- Mining at the **Kidston Mine** was completed on June 28, and the end of its life was marked by its last major gold pour on July 11, 2001. The plant and equipment has been sold and reclamation is on-going.

South Africa

- At the **South Deep Mine**, Placer Dome's share of production in 2001 was 5% higher than 2000 due to higher throughput. Despite the increased production and the favourable impact of a weakening Rand relative to the U.S. dollar, unit cash costs were 2% higher than 2000. The higher than expected costs resulted from production in the second quarter being disrupted by a labour dispute that was settled after a 5-day strike, the slower build-up of production from the more efficient trackless areas than originally projected, as well as processing higher throughput at lower grades. A contract offer was presented to South Africa's National Union of Mineworkers in July and was accepted by its members in August. This agreement remains in effect until the end of June 2003.
- Work continued on the development of the South Deep Twin Shaft project. Sinking of the vent shaft to its ultimate depth of 2,760 meters was completed in the first quarter of 2001. The vent shaft is currently being

used to kibble hoist development waste from the 94 and 100 level. At the end of 2001, the main shaft was at a depth of 2,948 meters and it is expected to reach its ultimate depth of 2,990 meters in the first quarter of 2002. Advance of the shaft slowed through the second quarter of 2001 after encountering a shale sequence. The current plan will see the main shaft completed and commissioned in the second half of 2003 and the vent shaft commissioned by the second half of 2004. Also, construction of the new 7,350 tonnes per day mill commenced in the first quarter of 2001 and is now scheduled for commissioning in the second quarter of 2002. The initial life of mine plan had estimated completion of the project by the end of 2003. However this plan did not contemplate main shaft sinking delays, as a result of poor ground conditions suffered for a period of approximately nine months during 2001, and delays to production build-up caused by logistic bottlenecks on the main 95 level tramming access to the South Deep project. These bottlenecks, resulting from high construction and operations activity, will be significantly reduced when the new South Deep main shaft is commissioned. A new life of mine plan, incorporating the new project completion dates and information on productivity, costs and grade, was initiated in the fourth quarter of 2001 and will be available by mid-2002.

- Gold production in 2002 is expected to be 16% higher than 2001 due to higher throughput resulting from the increase contribution from mechanized mining, though cash cost per ounce is anticipated to be 3% higher. Factors impacting costs during 2002 include higher throughput, lower average grades (15% lower as was anticipated under the current mine plan), as well as higher labour costs. Also in the first quarter of 2002, a review of the organizational structure and business process at South Deep is expected to result in a restructuring.

Chile

- At the **Zaldívar Mine**, copper production in 2001 declined by 5% compared with 2000 due primarily to lower recovery caused by the higher amount of sulphide ore. The final stages of the change over to dynamic stacking/leaching are nearing completion with the commissioning of the bucket wheel reclaim system and associated conveyors in the fourth quarter of 2001. In 2002, production is targeted at 327.5 million pounds (148,550 tonnes), 6% higher than 2001 due to a higher percentage of faster leaching oxide ore and recovery improvements implemented during 2001. Cash and total costs are expected to rise to $0.44 and $0.60 per pound, respectively, due to higher costs and depreciation charges.

2000 compared with 1999

Mine operating earnings were $418 million in 2000, 14% higher than 1999 due primarily to the increase in contribution from copper.

Gold operating earnings in 2000 were 5% lower than 1999 levels due to a $10 per ounce increase in total unit production costs, partially offset by higher sales revenue. Gold revenue increased by 1% to $1,081 million due to a 2% increase in sales volumes and an increase of $4 per ounce in the average realized price. Consolidated gold production declined by 2% from 1999 levels to 3.10 million ounces reflecting the absence of production from the Getchell and Detour Lake mines and lower grades at the Cortez and Granny Smith mines, partially offset by higher production at a number of the operations. Consolidated cash and total production cost for gold increased to $167 and $240 per ounce, respectively, compared with $159 and $230 per ounce in 1999. While operating costs in 2000 benefited from weaker local currencies relative to the U.S. dollar, about half of Placer Dome's gold mines had increased unit production costs.

Copper mine operating earnings were $82 million in 2000 compared with $10 million in 1999. The increase was due to the contribution of $83 million from the Zaldívar Mine, which became wholly-owned in December 1999 (prior to the acquisition of the remaining interest, the 50%-owned mine was accounted for on an equity basis), as well as higher realized prices and lower production costs. As a result of the Zaldívar acquisition, copper revenue increased to $343 million in 2000 from $168 million in 1999 and consolidated copper production increased to 430.2 million pounds (195,140 tonnes) from 267.1 million pounds (121,140 tonnes). Consolidated cash and total production costs per pound of copper were $0.45 and $0.64, respectively, compared with $0.44 and $0.68, respectively, in 1999.

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce of gold, in accordance with the Gold Institute Standard, are as follow:

	2001	2000	1999
Direct mining expenses	$177	$177	$169
Stripping and mine development adjustment	(17)	(16)	(16)
Third party smelting, refining and transportation costs	1	1	1
By-product credits	(2)	(2)	(2)
Cash operating costs per ounce	159	160	152
Royalties	6	5	5
Production taxes	2	2	2
Total cash costs per ounce	167	167	159
Depreciation	48	37	36
Depletion(i)	19	28	29
Reclamation and mine closure	9	8	6
Total production costs per ounce	$243	$240	$230

(i) Includes the amortization of deferred stripping costs.

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce for gold mine operations have been derived from amounts included in sales revenues, cost of sales and depreciation and depletion in the Consolidated Statements of Earnings as follows:

	2001	2000	1999
	(in millions of dollars except production and cost per ounce)		
Cost of sales related to gold operations	$ 504	$ 529	$ 525
By product credits included in sales revenue	(4)	(6)	(6)
Inventory adjustments	(17)	2	—
Reclamation costs	(26)	(25)	(19)
Other	(3)	6	(1)
Production costs for purposes of calculating the cash production cost per ounce	$ 454	$ 506	$ 499
Gold produced (000's ozs.)(i)	2,722	3,022	3,131
Cash production cost per ounce	$ 167	$ 167	$ 159
Depreciation and depletion related to gold operations	$ 182	$ 197	$ 204
Reclamation costs related to operations	26	25	19
Non-cash production costs for purposes of calculating the total production cost per ounce	$ 208	$ 222	$ 223
Gold produced (000's ozs.)(i)	2,722	3,022	3,131
Non-cash production cost per ounce	$ 76	$ 73	$ 71
Total production cost per ounce	$ 243	$ 240	$ 230

(i) Excludes production by Osborne as it produces copper concentrate with gold as a by-product, and carbonaceous ore sale from Cortez.

3. OTHER INCOME AND EXPENSES

General and Administrative Expenses

General and administrative expenses were $39 million in 2001, at the same level as 2000 and $2 million lower than 1999.

Exploration Expense

	2001	2000	1999
Minesites	$20	$17	$14
Getchell, Nevada	4	21	13
Donlin Creek, Alaska	—	2	4
Other	20	17	25
	$44	$57	$56

Exploration expense was $44 million in 2001, over $10 million lower than 2000 and 1999. Minesite exploration, where the probability of success and benefit is highest, was increased to $20 million in 2001 compared with $17 million and $14 million in 2000 and 1999, respectively.

Technology, Resource Development and Other Expenses

	2001	2000	1999
Getchell standby costs	$30	$28	$15
Technology	7	5	2
Gold marketing	6	3	3
Pueblo Viejo	3	—	—
Las Cristinas standby costs	2	6	4
Aldebarán acquisition, feasibility and holding costs	1	8	14
Other	6	4	4
	$55	$54	$42

Standby costs for Getchell and Las Cristinas relate to ongoing site costs from July 1999, subsequent to the suspension of Getchell's mining operations and Las Cristinas' mine construction. Technology expenditures relate to the research and development for improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. In January 2000, Placer Dome completed the final feasibility study on the Aldebarán property in Chile, and concluded that the project was not economic at current prices. Of the $8 million Aldebarán costs incurred in 2000, $5 million related to the accrual for outstanding commitments to Bema Gold Corporation.

Restructuring Costs

Restructuring costs were $2 million in 2001, $4 million in 2000 and $30 million in 1999. The restructuring costs incurred in 1999 ($21 million after tax) related to downsizing at the corporate and regional offices, the Getchell and South Deep mines and the Las Cristinas project.

Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs periodic property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated net recoverable amount is recorded.

Mine asset impairment analyses were performed using a long-term gold price of $275/oz. for 2001, $300/oz. for 2000 and $325/oz. for 1999. For short-lived mines and stockpiled ore, a gold price of $275/oz. was used in 2001 and 2000, and $290/oz. in 1999. In each of the three years, the Corporation determined that write-downs of the carrying values of certain assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $331 million (with nil tax effect), including $320 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $269 million primarily for property, plant and equipment, $27 million for the excess value ascribed to exploration potential and accruals of $24 million for reclamation and closure obligations.

In 2000, an $839 million non-cash charge ($634 million after tax), primarily consisting of $651 million for Getchell, $39 million for Osborne, $18 million for Porgera, $6 million for La Coipa, $3 million for Bald Mountain, $3 million for the Mulatos property and $119 million for Las Cristinas, was recorded. The provision at Getchell included a $585 million write-down of the excess value ascribed to exploration potential due to the absence of an ongoing drilling program outside the current area of interest in light of the current low gold price environment and reduced exploration spending. As well, the provision at Getchell included $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. At Porgera, the write-down comprised of reductions to stockpiles ($13 million) and capitalized development ($5 million). The provisions at Osborne and La Coipa primarily related to capitalized development and stockpiles, respectively. In the second quarter of 2000, the Corporation wrote off its investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current or foreseeable gold prices. On July 13, 2001, Placer Dome's wholly owned subsidiary, Placer B-V Limited ("PBV") sold all of its shares of Placer Dome de Venezuela C.A. ("PDV"). PDV held a majority interest in Minera Las Cristinas ("MINCA"), the corporation formed to develop the Las Cristinas property. PBV will retain an interest in the gold and copper revenues generated by the Las Cristinas property and will, under certain circumstances, have the right to re-acquire the shares.

In 1999, the Corporation recorded non-cash write-downs of $46 million. Due to inadequate gold prices, development of Stage 5B at the Golden Sunlight Mine ceased, resulting in the write-off of $27 million of deferred development. In 1999, the Corporation also recorded other non-cash provisions of $19 million, of which $14 million was related to additional provisions for post-closure reclamation for certain of the Corporation's existing and past mining interests. The after-tax cost of the write-downs and provisions totalled $40 million.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the ore, the efficiency of the gold recovery and the ultimate costs to extract and process the ore. Should the gold price fall below the $275 per ounce level over the longer term or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Metal Derivative Gains (Losses)

Effective October 1, 2000 Placer Dome adopted the CICA Emerging Issues Committee Abstract of Issue Discussed EIC-113, Accounting by Commodity Producers for Written Call Options. Under EIC-113, call options that are not part of a put/call collar strategy ("net call position") are marked-to-market with the change in value recorded in earnings currently. In accordance with EIC-113, the new accounting treatment is applied prospectively to only those call option contracts entered into on or after October 1, 2000. The impact was a loss of $1 million in 2001 and nil in 2000. The gain of $5 million recorded in 2000 reflects the mark-to-market value adjustment for over-hedged gold metals positions at the Kidston Mine due to a revised shortened mine life.

Investment and Other Business Income

	2001	2000	1999
Interest income	$16	$ 20	$29
Gain on sale of water rights and related interest income	6	76	—
Gains on investments and assets	—	9	—
Write-downs on investments in common shares of mining companies	—	—	(19)
Other	(2)	13	3
	$20	$118	$13

Despite higher cash and investment balances throughout 2001, interest income was $4 million lower than the prior year due to lower short-term interest rates. The decline in interest income in 2000 from 1999 was due to lower investment balances as a result of the South Deep and Zaldívar acquisitions in April and December 1999, respectively. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis. In 2000, included in gains on investments and assets is $8 million, recorded in the first quarter, related to the disposal of the Corporation's common share investment in Vengold Inc. Of the $13 million in other income in 2000, $7 million was related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

Interest and Financing Expense

Interest and financing costs were $53 million in 2001 compared with $56 million in 2000 and $58 million in 1999. Of these amounts, $6 million were capitalized in 2001, $4 million in 2000 and $2 million in 1999 in connection with construction projects. The lower level of interest and financing expenses in 2001 reflects the debt repayments made in 2001 and 2000.

Other Items Affecting Earnings

Excluding the impact of mine asset write-downs, the cumulative translation adjustment gain, certain one time tax adjustments, restructuring costs and common share investment adjustments, the effective tax rates were 18% in 2001, 33% in 2000 and 33% in 1999. The lower 2001 tax rate reflects certain favourable tax rulings and settlements. Also, tax rates over the last three years have declined due in part to tax rate reductions in a number of jurisdictions where Placer Dome's operations are located. (See note 7 to the consolidated financial statements for further information).

In 2001, Placer Dome adopted the U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "*Revenue Recognition*", for consistency with the Corporation's U.S. GAAP revenue recognition policy. Under the new policy, gold revenue is recognized in the accounts upon delivery when title passes. Previously, gold revenue was recognized in the accounts when the product was in a saleable form and a sales agreement had been entered into. SAB 101 was applied retroactively with restatement of 2000 and 1999 comparative figures. The net impact of the restatement was to decrease the 2000 consolidated loss by $11 million and the 1999 net earnings by $5 million.

4. FINANCIAL CONDITION AND LIQUIDITY

Cash From Operations

Cash flow from operations was $387 million in 2001 compared with $412 million and $426 million in 2000 and 1999, respectively. The decrease of 6% from 2000 primarily reflects lower cash earnings and expenditure of approximately $30 million on reclamation, partially offset by a decrease in the investment in non-cash working capital. The net decline in non-cash working capital primarily reflects a drawdown of product inventory and collection of trade receivables due to the timing of sales and changes in the terms of certain sales contracts. The decrease in cash flow from operations of $14 million or 3% in 2000 over 1999 reflects lower cash earnings and an increase in the investment in non-cash working capital. Cash flow from operations in 1999 was also negatively impacted by restructuring costs $30 million.

Investing Activities

Total funds invested in property, plant and equipment over the last three years are detailed below.

	2001	2000	1999
South Deep development	$ 51	$ 43	$ 26
Wallaby development	34	—	—
Zaldívar dynamic pad project	31	5	—
Porgera deferred development	30	26	20
Getchell development	14	32	31
Cortez deferred development	6	21	25
Las Cristinas project	—	—	10
Other	62	68	87
	$228	$195	$199

Development at South Deep primarily related to the main shaft and underground development. Development at Getchell primarily consisted of definition drilling at the Turquoise Ridge and Getchell deposits, as well as development of the main access decline and the hangingwall drifts to access the N Zone. In 2000, investing activities also included sales proceeds of $17 million of which $9 million were related to the disposal of shares of Vengold Inc.

Acquisitions of mining assets in 1999 included the purchase of a 50% joint venture interest in South Deep at a cost of $252 million, the purchase of the remaining 50% interest of Compañia Minera Zaldívar at a cost of $251 million ($230 million net of cash acquired). On May 27, 1999, the Corporation also completed a merger with Getchell Gold Corporation through a share exchange of 2.45 Placer Dome Inc. shares for each Getchell share, and incurred transaction costs of $18 million ($11 million net of cash acquired). The merger was accounted for as a purchase. Investing activities in 1999 also included the receipt of $20 million for the repayment of loans from Compañia Minera Zaldívar.

Financing Activities

Consolidated short and long-term borrowings were $585 million at December 31, 2001, compared to $620 million at the end of 2000. Financing activities in 2001 included debt repayments of $30 million net capital lease repayments of $7 million, and short-term borrowings of $2 million as well as dividend payments of $53 million. In 2000, the Corporation redeemed $23 million of preferred securities at a cost of $18 million, repaid $5 million of long-term debt, made capital lease payments of $9 million, repaid $31 million of short-term debt and paid dividends of $49 million. In 1999, the Corporation assumed $81 million of additional debt through its acquisitions, repaid $26 million of long-term and $34 million of short-term debt, entered into $6 million of new capital leases, redeemed $15 million of preferred securities at a cost of $13 million and paid dividends of $43 million. In 1999, the Corporation also repaid $8 million of long-term accrued interest on certain debts, the effect of which was reflected within operating activities.

Cash Resources and Liquidity

At December 31, 2001, Placer Dome had cash and short-term investments of $440 million resulting in working capital of $500 million, compared with $340 million and $458 million, respectively, at the beginning of the year. Of Placer Dome's cash and short-term investments, $409 million was held by the Corporation and its wholly-owned subsidiaries and $31 million by other subsidiaries. In September 2001, Placer Dome renewed the 364-day revolving term portion of its credit facilities with an international consortium of banks at an amount of $304 million, a reduction of $46 million from the previous facilities. Including the fully committed facility of $400 million (through to 2005) and other minor lines, Placer Dome had approximately $720 million of undrawn bank lines of credit available at December 31, 2001.

In 2002, the Corporation plans to further reduce its long-term debt by $30 million with the scheduled maturity of a portion of its medium-term notes.

At December 31, 2001, Placer Dome has outstanding commitments aggregating $16 million under capital expenditure programs at the South Deep and Granny Smith mines.

Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the metal counterparty agreements.

Specific limits are set as a declining percentage of planned production in each of the next 15 years. These limits are set out in policies approved by the Board of Directors. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales and options. Under the metal sales program, forward sale commitments represent approximately 29%, 76% and 20%, and put options represent approximately 33%, 51% and 7% of 2002 projected gold, silver and copper production, respectively.

Precious Metals

At December 31, 2001, Placer Dome has committed a total of 7.92 million ounces under its gold sales program, or approximately 18% of reserves, at an average price of $400 per ounce for delivery over a period of 13 years. The consolidated precious metal sales program consisted of the following (see note 14 of the consolidated financial statements for detailed allocations):

	Quantity (millions of ozs.)	Average Price ($/oz.)
Gold		
Fixed forward and fixed interest floating lease rate contracts	7.03	415
Call options sold and cap agreements	1.74	357
Call options purchased	0.85	437
Total committed ounces	7.92	
Put options purchased	0.24	295
Put options sold	0.54	263
Silver		
Fixed forward contracts	3.10	5.57
Call options sold	1.70	7.44
Total committed ounces	4.80	
Put options purchased	2.95	5.49

On December 31, 2001 based on the spot gold price of $277 per ounce and a spot silver price of $4.53 per ounce, the mark-to-market value of Placer Dome's precious metals sales program was approximately $490 million. The amount reflects the value that could have been received from counterparties if the contracts were closed out at year end and is not an estimate of future gains which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The year-over-year change in the mark-to-market value of Placer Dome's precious metals sales program is detailed as follows:

Mark-to-market value at December 31, 2000	$ 497
Value realized	(156)
Change in spot price	(26)
Positions added	18
Accrued contango	124
Change in volatility, rates	33
Mark-to-market value at December 31, 2001	$ 490

Copper

At December 31, 2001, Placer Dome's copper sales program consisted of the following for delivery over the next 12 months (see note 14 of the consolidated financial statements for detailed allocations).

	Quantity (millions of lbs)	Average Price ($/lb)
Copper		
Forward contracts	56.2	0.70
Call options sold	32.0	0.73
Total committed pounds	88.2	0.71
Put options sold	28.7	0.64

The mark-to-market value of the copper sales program on December 31, 2001 was approximately $0.6 million based on a spot copper price of $0.66 per pound.

Currencies

As at December 31, 2001, Placer Dome's currency forward and option contracts consisted of the following for delivery over the next 5 years (see note 14 of the consolidated financial statements for detailed allocations).

	Quantity (millions of US$)	Average Price (per US$)
Canadian dollars		
Fixed forward contracts	22	1.5140
Put options sold	36	1.5572
Total committed dollars	58	1.5402
Call options purchased	34	1.4935
Australian dollars		
Fixed forward contracts	126	1.9531
Put options sold	84	1.4997
Total committed dollars	210	1.7718
Call options purchased	144	1.3912

At December 31, 2001, if Placer Dome closed out its currency derivative program, the cost would have been approximately $26 million (based on foreign exchange rates of CAD/USD — 1.5926; AUD/USD — 1.9554).

Recent Accounting Pronouncements

In November 2001, the Canadian Accounting Standards Board ("AcSB") issued accounting guideline AcG-13, "Hedging Relationships", which establishes the conditions for applying hedge accounting; although it does not specify how hedge accounting is applied. AcG-13 is effective for fiscal periods commencing on or after January 1, 2003. Placer Dome is currently evaluating the impact of AcG-13.

5. RISKS AND UNCERTAINTIES

Placer Dome's profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also exists to fluctuations in currency exchange rates, political risk and varying levels of taxation. Global primary gold production is lower than primary gold demand. However, due to the substantial above ground stocks of gold, the price of gold is determined primarily by the mobilization of these stocks, approximately 25% of which are held by central banks and International Monetary Fund ("IMF"). Accordingly the price of gold is exposed to the risk of decline should above ground stocks, either through selling or lending gold come into the market. Inflation has not had any material adverse impact on Placer Dome's operations over the last three years.

Placer Dome seeks to manage certain of the exposures through its currency and commodity risk management programs, and by maintaining appropriate liquidity and a conservative level of debt. Placer Dome also manages risks through its global geographic diversification and a decentralized management structure whereby regional management focuses on local and regional issues. Placer Dome manages its exposure to political risk in many ways including social and economic programs in host countries, the purchase of political risk insurance, and, in some cases, through project financing. In 1998, Placer Dome obtained political risk insurance coverage with a consortium of international insurers for its investments in developing countries around the world. The policy provides Placer Dome an aggregate coverage of $400 million for political risk over a five-year term to 2003. Placer Dome is also subject to significant taxes and organizes its business to minimize its tax liability over the long-term.

Placer Dome competes with other mining companies for mining claims and leases on exploration properties and the acquisition of gold mining assets. Placer Dome undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Environmental laws and regulations are continually evolving in all regions in which Placer Dome conducts its activities. Placer Dome has a policy of sustainable development that establishes guiding principles for the actions of Placer Dome and its employees in the areas of corporate commitment, public responsibility, social progress, environmental stewardship and economic benefits. The Corporation is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. As at December 31, 2001, Placer Dome has estimated its share of reclamation and other post-closure obligations to be incurred for existing and past mining interests to be $236 million. This is a reduction from the estimate of $250 million in the prior year due to the spending of approximately $30 million on reclamation and post-closure costs in 2001, offset by increases in closure estimates at a number of mine sites. The aggregate accrued obligation as at December 31, 2001 was $134 million. Over the next 3 years, Placer Dome anticipates it will spend approximately $17 million on reclamation and closure at the Golden Sunlight, Misima and Kidston mines, which amount has been fully provided for.

In the U.S., much of the Corporation's reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There have been numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. These include the issuance, on November 21, 2000 by the U.S. Department of Interior, of a final rule that took effect on January 20, 2001 amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. On October 30, 2001, the BLM issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the U.S. District Court for the District of Columbia. Placer Dome continues to formulate strategies and alternatives to respond to the potential adverse impact of these regulatory developments. (See note 15(d) of the consolidated financial statements for further information)

The Corporation's share of proven and probable reserves at year-end 2001, calculated using an appropriate cut-off grade associated with an average long-term gold price of $275 per ounce, was estimated to be 44.5 million ounces of gold. The Corporation maintains an equity interest or back-in right in certain advanced exploration projects that may, under conditions of higher metal prices or through the advancement of certain technologies, contain measured and indicated resources and provide investment opportunities for the development of mining operations. In certain cases, engineering studies have been completed, establishing the conditions required to cause the reclassification. However, in keeping with the corporation's strategy of maximizing returns on investment, there is no guarantee that any of these projects will be developed even if the condition requirements are met. Projects included in this category are Mt. Milligan and Aldebaran (in the case of an equity interest) and Donlin Creek and Las Cristinas (in the case of a back-in right).

For other discussions on commitments and contingencies, see note 15 of the consolidated financial statements.

6. MARKETS

Gold

In reviewing the gold market in 2001, it is inevitable that many have focused on the aftermath of September 11th. The attacks resulted in a sharp rally with prices up more than $20 per ounce in five (trading) days, but there the upward move ended, making the rise smaller than the increase seen during the May 2001 rally. Considering how momentous September's events were, the rise and subsequent retracement could well be described as disappointing.

A key factor to the September rally's limited scale and lack of sustainability was the weakness of the investment response. There was some physical investment such as Japanese bar hoarding or US coin purchases, and fund activity could have been greater if they had not already been maintaining long positions but overall interest was limited. This occurred despite more favourable circumstances such as falling interest rates and greater political and economic uncertainties.

The failure of investment to lift prices suggests other factors were at work, keeping the market quite narrowly confined to a rough $260-$280 per ounce range. It is perhaps this range, rather than the twin peaks of 2001, which should be viewed as the year's main price feature. Investment was undermined by another demand side factor, the slump in fabrication, itself a result of the slowdown in the world economy. The September 11th attacks exacerbated the slowdown but their significance here can be overstated. Economic prospects were worsening beforehand and the attacks' direct effects beyond the US economy may not be great.

The resilience of this price equilibrium is partly explained by an ongoing change within jewellery demand, the developing world's growing share of jewellery consumption (this share has risen from around 50% to more than 60% over the past decade). This is important as demand in these countries is more price elastic than in the industrialized world.

The growing importance of these countries in providing a cap and a floor to prices has been further enhanced by a supply side development, the growing integration of domestic scrap markets and international bullion markets. Countries such as Thailand or Saudi Arabia have always shown a link between world prices and scrap exports but the sensitivity and speed of response now appear stronger and swifter than before. Upside breakouts therefore seem to get quickly knocked back by surging scrap and weak fabrication whilst dips below $260 per ounce have seen demand pick up and scrap volumes ease.

The range has also held firm because of the lack of other supply side factors. Central bank selling, for example, was, as expected, essentially unaltered year-on-year. The predictability of these sales is of significant importance. The 400 tonnes a year from the Central Bank Gold Agreement (CBGA) countries is already factored into the $260-$280 per ounce range. Only major deviations from this pace of selling will bring about a price shift. In 2001, however, other countries' central banks did not sell sufficient additional quantities of gold to bring about a breakout to the downside.

The change in mine output in 2001 is estimated to be less than a 1% increase. This gain was countered by producer hedging, which saw a net contraction of over 100 tonnes. The support prices got from this, however, was less than might have been expected since it is thought the majority of this fall involved delivery into contracts rather than actual buy backs. There was still one instance when hedging was price significant, the May price spike, which was to some extent a result of rumours that a hedge position was about to be closed out. The decline in hedging this year was part driven by the fall in the contango making forward sales less attractive. The South African and Australian producers did not put on further hedges given the fall in their currencies against the US dollar, which often pushed hedge books (and for the latter, currency books as well) into negative mark-to-market.

The slump in the rand and the sizeable fall in the Australian dollar also explain much of this year's substantial rise in the global production weighted price. The overall impact of currency fluctuations was not that different to 2000 as both years saw intra-year rises in the trade-weighted US dollar of just under 9%.

The effect of dollar gains was part mitigated by a general unwillingness to sell gold, due to such factors as a less certain political and economic environment on top of the fall in forward prices. (Lease rate annual averages were higher than in 2000 but that was due to volatility in March/April last year and to the rates in 2000 being historically low.)

Silver

In 2001, silver price fell to an eight-year low of $4.37 per ounce, a decline of nearly 12% year-on-year. The main reason for this was the weakness of industrial demand, in particular from the electronics sector. Supply side factors were less of an issue in exerting downward pressure on the silver price. Silver supply from nearly all of the main components appears to have fallen, including scrap supply, net official sector sales and disinvestment. Only mine production is estimated to have risen in 2001, by just over 1%.

Total fabrication demand is estimated to have fallen in 2001 by nearly 8% from last year. As noted above, lower industrial demand for silver accounted for much of the fall (which is estimated to have declined by over 20% from the record level set in 2000). The sharpest fall in silver demand was in electronics, where raw material requirements slumped, in particular in the telecommunications industry. However, silver demand from the computer-hardware sector was also sharply lower last year. Photographic uses of silver are likely to have declined in 2001, although far more modestly. A combination of weak final consumer demand and high raw material inventories, and to a lesser extent, the increasing popularity of digital technology, pushed demand lower. In contrast, jewelry & silverware demand is predicted to have risen last year, largely as a result of the strength of Indian demand prior to September.

Turning to the supply side Chinese government silver sales remained at high level although supply from this quarter was below the levels reached in 1999 and 2000. Similarly, even though mine production is thought to have risen last year, the increase is expected to be just over 1%; stronger by-product output from Kazakhstan, Peru and Mexico compensated for lower primary production in the United States. In contrast, scrap supply is estimated to have been marginally lower, due to weaker silver price in most currencies.

Finally, and in contrast to 2000, private sector disinvestment appears to have virtually dried up in 2001. This highlights how the weakness in the silver price was largely due to demand side factors.

Copper

Copper prices continued to move downward from the first of the year until early November where a sharp retracement occurred. Conversely, stocks in registered warehouses continued to climb throughout 2001 ending at its peak at year-end.

Copper prices started the year at 82.9 cents per pound and peaked at 83.3 cents in January. From there, the trend was down until the bottom was seen in early November at 59.8 cents. A sharp rally ensued to take the price to 69.9 cents before closing the year at 66.3 cents.

Market inventories started the year at 357,000 metric tonnes ("mt") and declined through the spring to 325,000 mt before closing the year at 800,000 mt. A rapid increase in metal was evidenced during the summer months due to manufacturing slowdowns. Inventory levels increased throughout the second half of the year as demand slackened considerably.

The copper price was a reflection of a weakening global economy. Global economic growth appeared to decline in late 2000 and continued into 2001. The U.S. Federal Reserve started the year with a surprise interest rate cut and followed that with ten more cuts to lower the Federal Funds rate from 6.50% to 1.75% in an attempt to mitigate the effects of a slowing U.S. economy. Other central banks worldwide followed the U.S. Federal Reserve's lead in an attempt to support their own domestic economies. Despite this monetary stimulus and other fiscal stimulus in the form of tax cuts, the economy continued to struggle. The September 11th tragedy and subsequent events only shook confidence further and helped accelerate numerous negative events such as job cuts and corporate write-offs. China was the sole bright light, as copper demand remained strong. The Chinese continued their aggressive infrastructure expansion and as such were net importers through the year.

7. OUTLOOK

Overview

Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $170 and $240 per ounce, respectively. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost, the effect of which will be to increase unit cash cost by approximately $10 per ounce to $180 per ounce, offset by a reduction in unit non-cash cost. (Also refer to the Financial Results of Operations section of the MD&A for the 2002 mine-by-mine outlook).

In 2002, Placer Dome's share of capital expenditures are anticipated to be about $160 million, including $52 million at South Deep for the shaft, mill and underground development, $23 million at Porgera for Stage 5 and underground development and $16 million at Cortez for new heap leach infrastructure. Exploration expenditures in 2002 will be approximately $45 million with $23 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research, development and technology advancement.

The sensitivity of annual net earnings to key price increases based on metal prices of $275 per ounce for gold, $4.75 per ounce for silver and $0.70 per pound for copper and projected 2002 sales volumes is estimated as follows:

	Price change	Net earnings (millions of $)	Earnings per share
Gold	$25.00/oz	24	$0.07
Silver	0.50/oz	—	—
Copper	0.05/lb	12	0.04

Taxation

Placer Dome's profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2002 effective tax rates based on tax laws enacted as at December 31, 2001 for mining earnings in the principal jurisdictions in which operations are located. The summary excludes the additional Canadian taxes payable when certain foreign source mining earnings are remitted to Canada. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the effective overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

	Income tax	Mining tax or royalty	Withholding tax	Effective overall tax rate to Placer Dome
Canada				
— Ontario	30.3%(i)	11.9%(ii)	—	42.2%
United States				
— Montana	20.0%(iii)	0.9%	5.0%	24.0%(iii)
— Nevada	20.0%(iii)	5.0%	5.0%	24.0%(iii)
Australia				
— Queensland	30.0%	2.2%(v)	—	30.0%(vi)
— Western Australia	30.0%	2.5%(vii)	—	30.0%(vi)
Papua New Guinea	30.0%(iv)	2.0%(viii)	10.0%	37.0%(vi)
Chile	16.0%	—	19.0%	35.0%(ix)
South Africa	41.0%(x)	—	—	41.0%

(i) The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the provincial rate, reduced by the resource allowance and manufacturing and processing credit.

(ii) The effective Ontario mining tax rate includes the processing allowance. The statutory mining tax rate was reduced to 14% effective January 1, 2002, and will be further reduced to 12% for 2003, and 10% for 2004.

(iii) U.S. Federal Alternative Minimum Tax rate, which is generally relevant for U.S. mining companies. The effective rate for Nevada and Montana does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. No Montana state income tax has been included in the effective income tax rate as a result of sufficient tax losses in this state which offset projected income from that state.

(iv) Excludes any Additional Profits Tax that might become payable.

(v) Royalty on revenue received, less an allowance for freight and insurance. The royalty rate varies based on gold and copper prices and the U.S. to Australian dollar exchange rate. During 2001, it varied from 1.8% to 2.5%.

(vi) The effective tax rate excludes the royalty that is imposed on metal sold.

(vii) A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged on gold produced in that particular quarter is 1.25%.

(viii) Gross sales tax on metal sold. The 2% is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax ("VAT") purposes and to compensate the government for the loss of customs duty revenue. Announced within the 2002 National Budget, the 4% levy will be reduced to 3% effective January 1, 2002, and further reduced to 2% for 2003, 1% for 2004, and completely phased out for 2005 and thereafter.

(ix) The First Category Tax increased from 15% to 16% effective January 1, 2002 and will increase to 16.5% for 2003 and to 17% for 2004 and thereafter. The Second Category Tax is withheld upon the repatriation of earnings from Chile, and decreases to 19% effective January 1, 2002, and will decrease to 18.5% for 2003 and to 18% for 2004 and thereafter. The net effect of these changes continues to provide an overall effective corporate tax rate of 35%.

(x) Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax ("STC") and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine.

Notes to the Production and Operating Summary on page C-5:

(1) Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. Mine operating earnings comprises sale, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

(2) Calculated in accordance with the Gold Institute Standard. Total cash production costs includes direct mining expenses, stripping and mine development adjustments, third party smelting, refining and transportation costs, by-product credits, royalties and production taxes. Total production costs comprises total cash production cost plus depreciation, depletion and reclamation provisions.

(3) In 2001, included in gold production is 66,763 ounces (2000 — 43,787 ounces) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs.

(4) Production from the Getchell Mine relates to third party ore sale.

(5) Silver is a by-product at the Misima Mine. At Misima, millfeed, grade, recovery and production for silver were 5,737,000 tonnes, 9.6 grams of silver per tonne, 37.9% and 653,000 ounces, respectively, for 2001, and 6,086,000 tonnes, 9.2 grams of silver per tonne, 42.3% and 770,000 ounces, respectively, for 2000.

(6) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(7) Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. At La Coipa (50%), millfeed, grade, recovery and production for silver were 3,174,000 tonnes, 90.1 grams of silver per tonne, 65.9% and 6,060,000 ounces, respectively, for 2001 and 3,006,000 tonnes, 89.8 grams of silver per tonne, 63.3% and 5,533,000 ounces, respectively, for 2000.

Management's Responsibility for Financial Reporting

To the Shareholders of Placer Dome Inc.:

The consolidated financial statements and all related financial information in this Schedule to the Management Proxy Circular are the responsibility of the Board of Directors and Management. The consolidated financial statements have been prepared by Management based on information available to February 14, 2002 and are in accordance with accounting principles generally accepted in Canada. Financial information presented throughout this Schedule to the Management Proxy Circular is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by Management in order to provide reasonable assurance that financial information is accurate and reliable. The internal audit department of the Corporation conducts an ongoing program of review and evaluation of these controls and regularly reports on its findings to Management and the Audit Committee.

The Audit Committee of the Board of Directors is composed of five outside Directors, and meets with Management, the internal auditors and the independent auditors to assure that Management is maintaining adequate financial controls and systems and to approve the annual and quarterly consolidated financial statements of the Corporation. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

JAY K. TAYLOR
President and Chief Executive Officer

REX J. MCLENNAN
Executive Vice-President and Chief Financial Officer

February 14, 2002
Vancouver, Canada

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2001 and 2000, and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2001 the Corporation changed its policy on revenue recognition for gold sales and its policy on stock based compensation. During 2000, it changed its policies on accounting for income taxes and metal call options sold.

On February 14, 2002, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada
February 14, 2002.

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(millions of United States dollars, except share and per share amounts, Canadian GAAP)

	Years ended December 31		
	2001	2000	1999
		(restated — note 2)	(restated — note 2)
Sales (note 4)	$1,266	$1,464	$1,305
Cost of sales	707	753	665
Depreciation and depletion (note 4)	266	293	273
Mine operating earnings (note 4)	293	418	367
General and administrative	39	39	41
Exploration	44	57	56
Technology, resource development and other	55	54	42
Restructuring costs (note 3(b))	2	4	30
Write-downs of mining interests (note 5)	331	839	46
Operating earnings (loss)	(178)	(575)	152
Investment and other business income (note 6)	20	118	13
Non-hedge metal derivative gains (losses)	(1)	5	—
Interest and financing expense	(47)	(52)	(56)
Earnings (loss) before taxes and other items	(206)	(504)	109
Income and resource tax recovery (provision) (note 7)	31	158	(52)
Minority interests	(5)	(1)	(2)
Net earnings (loss)	**(180)**	**(347)**	**55**
Preferred securities payments	(15)	(14)	(14)
Net earnings (loss) attributable to common shareholders	$ (195)	$ (361)	$ 41
Per common share			
Net earnings (loss)	(0.59)	(1.10)	0.14
Diluted net earnings (loss)	(0.59)	(1.10)	0.14
Dividends	0.10	0.10	0.10
Weighted average number of common shares outstanding (millions)			
Basic	327.9	327.6	295.8
Diluted	327.9	327.6	295.8

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, Canadian GAAP)

	December 31	
	2001	2000
		(restated — note 2)
ASSETS		
Current assets		
Cash and cash equivalents	$ 434	$ 331
Short-term investments	6	9
Accounts receivable	96	146
Income and resource tax assets	7	37
Inventories (note 8)	166	202
	709	725
Other assets (note 9)	130	142
Future income and resource taxes (note 7)	124	3
Property, plant and equipment (note 10)	1,790	2,142
	$2,753	$3,012
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 2	$ —
Accounts payable and accrued liabilities	146	197
Income and resource taxes payable	25	34
Current portion of long-term debt (note 11)	36	36
	209	267
Long-term debt and capital leases (note 11)	547	584
Deferred credits and other liabilities (note 12)	163	157
Future income and resource taxes (note 7)	216	175
Minority interests in subsidiaries	13	12
Commitments and contingencies (note 14, 15)		
Shareholders' equity		
Share capital (note 13)		
Common shares — unlimited shares authorized, no par value, issued and outstanding 328,608,666 shares (2000 — 327,617,871 shares)	1,862	1,851
Preferred securities — unlimited shares authorized, no par value, none issued	257	257
Deficit	(524)	(296)
Other equity accounts	10	5
Total shareholders' equity	1,605	1,817
	$2,753	$3,012

ROBERT M. FRANKLIN, Director

JAY K. TAYLOR, Director

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions of United States dollars, Canadian GAAP)

	2001	2000 (restated note 2)	1999 (restated note 2)
Common shares, opening	$1,851	$1,850	$1,023
Exercise of options	11	1	23
Stock issued on the acquisition of Getchell Gold Corp.	—	—	804
Common shares, closing	1,862	1,851	1,850
Preferred securities, opening	257	280	295
Repurchase of preferred securities	—	(23)	(15)
Preferred securities, closing	257	257	280
Cumulative translation adjustment	(40)	(40)	(40)
Contributed surplus, opening	45	40	36
Stock-based compensation	5	—	—
Options issued on acquisition of Getchell Gold Corp.	—	—	2
Repurchase of preferred securities	—	5	2
Contributed surplus, closing	50	45	40
Deficit, opening	(296)	384	383
Net income (loss)	(180)	(347)	55
Common share dividends	(33)	(32)	(28)
Preferred securities dividends	(15)	(14)	(14)
Change in accounting policy (note 2)	—	(287)	(12)
Deficit, closing	(524)	(296)	384
Shareholders' equity	$1,605	$1,817	$2,514

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars Canadian GAAP)

	Years ended December 31		
	2001	2000 (restated — note 2)	1999 (restated — note 2)
Operating activities			
Net earnings (loss)	$(180)	$(347)	$ 55
Write-downs of mining interests and investments	331	839	65
Depreciation and depletion	266	293	273
Minority interest	5	1	2
Future income and resource taxes	(64)	(201)	(24)
Deferred reclamation	(10)	13	17
Deferred options	(2)	(15)	(7)
Investment gains	(6)	(85)	—
Other items, net	20	(3)	7
Change in non-cash operating assets and liabilities (note 17)	27	(83)	38
Cash from operations	387	412	426
Investing activities			
Property, plant and equipment	(228)	(195)	(199)
Business acquisitions	—	—	(493)
Short-term investments	3	4	103
Disposition of assets and investments	8	17	5
Loans to joint ventures	—	—	16
Other, net	10	12	8
	(207)	(162)	(560)
Financing activities			
Short-term debt	2	(31)	(34)
Long-term debt and capital leases			
Borrowings	2	—	6
Repayments	(39)	(14)	(26)
Common shares issued	11	1	16
Redemption of preferred securities	—	(18)	(13)
Dividends paid			
Common shares	(33)	(33)	(28)
Preferred securities	(15)	(14)	(14)
Minority interests	(5)	(2)	(1)
	(77)	(111)	(94)
Increase (decrease) in cash and cash equivalents	103	139	(228)
Cash and cash equivalents			
Beginning of year	331	192	420
End of year	$ 434	$ 331	$ 192

(See accompanying notes to consolidated financial statements)

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

1. Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. ("the Corporation"), and subsidiary companies and joint ventures (collectively, "Placer Dome") are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome's primary product, is produced in Canada, the United States ("U.S."), Australia, Papua New Guinea, South Africa and Chile and sold to the world market. Placer Dome also produces and sells significant quantities of copper and silver.

Placer Dome's cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risk and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The U.S. dollar is the principal currency of measure of all Placer Dome's operations and for the consolidated financial statements of the Corporation. The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

The Corporation also prepares its consolidated financial statements in accordance with U.S. GAAP. Placer Dome Inc. adopted U.S. GAAP as its primary accounting standard in order to provide information on a more comparable basis with a majority of the companies in the gold mining industry peer group. Consolidated financial statements in U.S. GAAP are included in the Corporation's Annual Information Form and filed with various U.S. regulatory authorities.

The significant accounting policies used in these Canadian GAAP consolidated financial statements are:

Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries and a proportionate share of the accounts of joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation's indirect ownership of its mining interests:

	December 31, 2001
Through majority owned subsidiaries	
Bald Mountain	100%
Campbell	100%
Dome	100%
Getchell (note 3(a))	100%
Golden Sunlight	100%
Kidston	70%
Misima	80%
Osborne	100%
Zaldívar (note 3(a))	100%
As interests in joint ventures	
Cortez	60%
Granny Smith	60%
La Coipa	50%
Musselwhite	68%
Porgera	50%
South Deep (note 3(a))	50%

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Corporation's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Revenue Recognition

In 2001, Placer Dome adopted the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, "*Revenue Recognition*", for consistency with the Corporation's U.S. GAAP revenue recognition policy (note 2(a)). Under the new policy, gold revenue is

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

recognized in the accounts upon delivery when title passes. Previously, gold revenue was recognized in the accounts when the product was in a saleable form and a sales agreement had been entered into.

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on derivative financial instruments used to hedge metal price risk are recognized in sales revenue on the original designation date.

Derivatives and Hedging Activities

Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices, foreign currency exchange rates.

For metals production, these contracts are intended to reduce the risk of falling prices on Placer Dome's future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Gains and losses on forward sales, including spot deferred contracts, and options that effectively establish prices for future production, are recognized on the forward date identified at the contract inception. Net option premiums paid or received on options purchased and options written are deferred and included in the Consolidated Balance Sheet as Other Assets or Deferred Credits and Other Liabilities. These items are recognized in income when the related hedged transactions occur.

Effective October 1, 2000 Placer Dome adopted the Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee Abstract of Issue Discussed EIC-113, Accounting by Commodity Producers for Written Call Options ("EIC-113"). Under EIC-113, call options that are not part of a put/call collar strategy are marked-to-market with the change in value recorded in current earnings (note 2(b)).

Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency exposures on operating costs and capital expenditures. Items hedged by foreign currency contracts are translated at contract rates and gains and losses on these contracts are recognized in cost of sales (for hedges of operating costs) or property, plant and equipment (for hedges of capital expenditures) as a component of the related transaction.

In November 2001, the Canadian Accounting Standards Board ("AcSB") issued accounting guideline AcG-13, "Hedging Relationships", which establishes the conditions for applying hedge accounting; although it does not specify how hedge accounting is applied. AcG-13 is effective for fiscal periods commencing on or after January 1, 2003. Placer Dome is currently evaluating the impact of AcG-13.

Reclamation and Closure Costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred. Estimated reclamation and closure costs, including site rehabilitation and long-term treatment and monitoring costs, are accrued by annual charges to earnings over the estimated life of the mine. These estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, extent of environmental remediation required, means of reclamation or cost estimates. Changes in estimates are reflected in earnings in the period the estimate is revised.

Foreign Currency Translation

For each entity, transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings, except for those gains and losses related to non-current monetary items. Gains and losses related to non-current monetary items are deferred and amortized on a straight-line basis over an appropriate period determined with reference to the related item.

In 2001, the AcSB issued amendments to CICA Handbook Section 1650, "*Foreign Currency Translation*", and eliminated the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities. The amendments, which are effective on January 1, 2002, are not expected to have an impact on Placer Dome's financial statements.

The cumulative translation adjustment ("CTA") relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition, liquidation or closure of a mine property or investment.

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop a mine on the property and further exploration costs associated with the deposit prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property.

On-going mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Capitalization of Financing Costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes

Effective January 1, 2000, the Corporation adopted CICA Section 3465, "*Income Taxes*" (note 2(c)). The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Placer Dome records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, Placer Dome recognizes the future tax assets and liabilities for the tax effects of such differences. Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and joint ventures to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year after consideration of dividends paid on preferred securities. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents

Cash and cash equivalents are those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments

Short-term investments, all of which are categorized as available for sale, are carried at the lower of cost and quoted market value.

Investments in shares of associated companies, over which Placer Dome has the ability to exercise significant influence, are accounted for by the equity method.

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

Inventories

Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less depreciation and depletion, including costs associated with properties under development.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, capitalized development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined ore reserves. Where total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineable reserves), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating capital and costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated net recoverable amount is made with a charge to earnings.

The Corporation's estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation's investments in mineral properties.

Stock-based Incentive Plans

The corporation has four stock-based incentive plans, which are describe in Note 13 to the financial statements. As discussed in Note 2, the Corporation adopted CICA 3870, "*Stock-based Compensation and Other Stock-based Payments*", in the fourth quarter of 2001. As permitted by CICA 3870, the Corporation has applied this change prospectively for new awards granted on or after January 1, 2001. Placer Dome has chosen to account for all grants of options to employees and directors after January 1, 2001 in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in the United States. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model. In periods prior to January 1, 2001, Placer Dome recognized no compensation when stock or stock options were issued to employees or non-employees.

Pension Plans

Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome's required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Other Recent Accounting Pronouncements

In August 2001, the AcSB issued CICA 1581, "*Business Combinations*", and CICA 3062, "*Goodwill and Other Intangible Assets*". CICA 1581 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, thereby eliminating the use of the pooling-of-interests method. CICA 3062 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. CICA 3062 is effective for fiscal years beginning on or after January 1, 2002. The adoption of CICA 1581 and CICA 3062 is not expected to have an impact on Placer Dome's financial position and results of operations

Reclassifications

Certain comparative figures for 2000 and 1999 have been reclassified to conform with the 2001 presentation.

2. **Change in Accounting Policies**

(a) In 2001, Placer Dome adopted the U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "*Revenue Recognition*", for consistency with the Corporation's U.S. GAAP revenue recognition policy. Under the new policy, gold revenue is recognized in the accounts upon delivery when title passes. Previously, gold revenue was recognized in the accounts when the product was in a saleable form and a sales agreement had been entered into. SAB 101 was applied retroactively with restatement of 2000 and 1999 comparative figures and a reduction to retained earnings at January 1, 2000 and 1999 of $17 million and $12 million, respectively.

	For the year ended			
	December 31, 2000		December 31, 1999	
	As previously reported	As restated	As previously reported	As restated
Sales	$1,442	$1,464	$1,315	$1,305
Mine operating earnings	404	418	375	367
Net earnings (loss)	$ (358)	$ (347)	$ 60	$ 55
Net earnings (loss) per share	$(1.14)	$(1.10)	$ 0.16	$ 0.14

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

(b) In the fourth quarter of 2001, the Corporation adopted CICA 3870, "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Corporation has applied this change prospectively for new awards granted on or after January 1, 2001. Placer Dome has chosen to account for all grants of options to employees and directors after January 1, 2001 in accordance with the intrinsic value method of accounting for stock-based compensation as defined by accounting principles generally accepted in the United States. Awards granted to non-employees, including awards granted to employees of our joint ventures, have been accounted for in accordance with the fair value method of accounting for stock-based compensation, using the Black-Scholes option pricing model.

In periods prior to January 1, 2001, Placer Dome recognized no compensation when stock or stock options were issued to employees or non-employees. As a result of this change, a charge of $5 million through cost of sales was recorded in 2001 (with nil tax effect).

(c) Effective January 1, 2000 the Corporation adopted CICA 3465 and EIC-108 retroactively without restatement of the 1999 financial statements. The standard requires a change from the deferred method of accounting for income taxes under Handbook Section 3470, Corporate Income Taxes, to the liability method of accounting for income taxes. Under the new method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Under CICA 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. As a result of the adoption of CICA 3465, the retained earnings as at January 1, 2000 were reduced by $287 million, with a corresponding increase in future income and resource tax liabilities.

(d) Commencing October 1, 2000 Placer Dome adopted EIC-113, Accounting by Commodity Producers for Written Call Options. Prior to October 1, 2000 all metal call options were given hedge accounting treatment in accordance with common industry practice, whereby the change in market value and premium received were deferred until the forward date identified at the contract inception. Under EIC-113, call options that are not part of a put/call collar strategy ("net call position") are marked-to-market with the change in value recorded in earnings currently. In accordance with EIC-113, the new accounting treatment is applied prospectively to only those call option contracts entered into on or after October 1, 2000. The impact was nil in 2000. The mark-to-market value of the net call position in the future will be affected by the then spot prices of gold and silver, the length of time to expiry of the options, metal price volatility and interest rates in the market at the time of valuation.

3. ***Business Acquisitions and Restructuring***

(a) The following table sets forth on a pro forma basis, the results of Placer Dome, had the acquisition of Getchell Gold Corporation ("Getchell"), South Deep Mine and Compañía Minera Zaldívar occurred on January 1, 1999 (millions of dollars except per share amounts).

	Placer Dome	Getchell(i)	South Deep Mine(ii)	Compañía Minera Zaldívar(iii)	Adjustments(iv)	Combined
Year ended December 31, 1999						
Revenue	$1,305	$ 26	$ 13	$107	$—	$1,451
Net earnings (loss)	55	(18)	2	(13)	10	36
Net earnings (loss) attributable to common shareholders	41	(18)	2	(13)	10	22
Earnings per share	$ 0.14	n/a	n/a	n/a	n/a	$ 0.06

(i) On May 27, 1999, Placer Dome announced completion of the merger that resulted in the Placer Dome Group owning a 100% interest in Getchell. The merger of the Corporation and Getchell which operates the adjoining Getchell and Turquoise Ridge gold mines in Nevada, United States, was effective May 27, 1999 and is accounted for as a purchase. The purchase price was $832 million, including $805 million of newly issued common share of the Corporation, $18 million of transaction costs and $9 million related to outstanding options. The acquisition costs have been allocated to operating assets ($207 million), exploration potential ($620 million) and the hedge position ($5 million). Getchell shareholders received 2.45 Placer Dome Inc. shares for each Getchell share. With 30.8 million Getchell shares outstanding, the Corporation issued 75.5 million additional common shares to former shareholders of Getchell. Getchell was subsequently written off in 2001 (note 5).

(ii) On April 1, 1999, the Placer Dome Western Areas Joint Venture was formed to develop and operate South Deep Mine. The operation is a 50:50 joint venture, between Placer Dome and Western Areas of Johannesburg, South Africa. To acquire its 50% interest, Placer Dome paid Western Areas a cash consideration of $248 million, and is obligated to make further payments to Western Areas of 1.75% on 50% of annual production for the life of the mine, plus an additional 1.75% on 50% of annual

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

production exceeding one million ounces. The Corporation also incurred $4 million of acquisition and related costs. The total $252 million acquisition cost, which includes final adjustments on closing, has been allocated to the mineral rights that principally comprise the South Deep ore body ($197 million) and net operating assets ($55 million).

(iii) On November 11,1999 the Corporation exercised a right of first refusal to acquire the remaining 50% of Compañía Minera Zaldívar ("CMZ") from its joint venture partner for cash consideration of $251 million. The acquisition was completed on December 13, 1999, and has been accounted for as a purchase with the full purchase price allocated to the net operating assets.

(iv) Adjustments include the reversal of income earned on the joint venture partner share of loans by the Corporation to CMZ, the elimination of CMZ debt assumed by the Corporation on acquisition, and the cost related to lower cash balances.

(b) Continuing from the restructuring process that commenced in 1999, further costs of $2 million and $4 million were incurred in 2001 and 2000, respectively.

In 1999, Placer Dome incurred restructuring costs of $30 million ($21 million after tax) related to restructuring costs at the Corporate and regional offices, the Getchell and South Deep mines and the Las Cristinas project. In response to gold market conditions, the Corporation reduced its exploration, project development and corporate staff by over 200 employees.

4. Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a) Product segments

	Sales by metal Years ended December 31		
	2001	2000	1999
Gold	$ 941	$1,081	$1,067
Copper	291	343	168
Silver	33	39	69
Other	1	1	1
	$1,266	$1,464	$1,305

PLACER DOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2000 and 1999

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

(b) Segment profit (loss)

	Years ended December 31								
	Sales(i)			Depreciation and Depletion			Mine Operating Earnings		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Canada									
Campbell	$ 54	$ 68	$ 69	$ 13	$ 13	$ 12	$ (3)	$ 12	$ 20
Detour (ii)	—	—	21	—	—	—	—	—	4
Dome	88	86	91	18	18	18	1	4	6
Musselwhite	45	46	40	12	12	14	1	7	(1)
	187	200	221	43	43	44	(1)	23	29
United States									
Bald Mountain	29	40	28	13	8	9	(10)	(3)	(3)
Cortez	191	179	223	52	45	44	78	92	128
Getchell (iii)	—	—	7	—	—	3	—	—	(7)
Golden Sunlight	55	58	41	19	16	19	5	4	(16)
	275	277	299	84	69	75	73	93	102
Papua New Guinea									
Misima	49	64	61	3	11	12	8	(1)	(5)
Porgera	102	127	103	38	46	44	(6)	19	(6)
	151	191	164	41	57	56	2	18	(11)
Australia									
Granny Smith	64	79	68	3	3	3	20	24	41
Kidston(ii)	42	69	60	7	19	16	6	(5)	(20)
Osborne	70	72	56	22	21	20	2	7	(7)
	176	220	184	32	43	39	28	26	14
Chile									
La Coipa	40	49	65	14	12	20	(4)	(3)	6
Zaldívar (iii)	224	281	120	43	59	34	50	83	18
	264	330	185	57	71	54	46	80	24
South Africa									
South Deep(iii)	46	45	34	7	5	2	5	8	—
Metal hedging revenue	166	200	217	n/a	n/a	n/a	166	200	217
Currency hedging revenue	n/a	n/a	n/a	n/a	n/a	n/a	(18)	(26)	(8)
Other	1	1	1	2	5	3	(8)	(4)	—
	$1,266	$1,464	$1,305	$266	$293	$273	$293	$418	$367

(i) Of the total metal sales from mines located in Canada for the years 2001, 2000 and 1999, $158 million, $107 million and $139 million respectively, were domestic sales, and $29 million, $80 million, and $80 million respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii) The Detour Lake and Kidston Mines were closed in June 1999 and July 2001 respectively, due to the depletion of ore.

(iii) The Corporation acquired 100% of the Getchell Mine on May 27, 1999. Operations at Getchell were suspended in July 1999 pending further development drilling and completion of a development plan. The mine was subsequently written off in 2001. Also in 1999, Placer Dome acquired a 50% interest in the Western Areas Joint Venture which operates the South Deep Mine in South Africa, and the remaining 50% of the Zaldívar Mine on April 1 and December 13, respectively.

5. Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs periodic property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $275/oz. for 2001, $300/oz. for 2000 and $325/oz. for 1999. For short-lived mines and stockpiled ore, a gold price of $275/oz. was used in 2001 and 2000, and

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

$290/oz. in 1999. In each of the three years, the Corporation determined that write-downs of the carrying values of certain assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $331 million (with nil tax effect), including $320 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $269 million primarily for property, plant and equipment, $27 million for the excess value ascribed to exploration potential and accruals of $24 million for reclamation and closure obligations.

In 2000, an $839 million non-cash charge ($634 million after tax), primarily consisting of $651 million for Getchell, $39 million for Osborne, $18 million for Porgera, $6 million for La Coipa, $3 million for Bald Mountain, $3 million for the Mulatos property and $119 million for Las Cristinas, was recorded. The provision at Getchell included a $585 million write-down of the excess value ascribed to exploration potential due to the absence of an ongoing drilling program outside the current area of interest in light of the current low gold price environment and reduced exploration spending. As well, the provision at Getchell included $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. At Porgera, the write-down was comprised of reductions to stockpiles ($13 million) and capitalized development ($5 million). The provisions at Osborne and La Coipa primarily related to capitalized development and stockpiles, respectively. In the second quarter of 2000, the Corporation wrote off its $119 million investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current gold prices.

In 1999, the Corporation recorded write-downs of $46 million. Due to inadequate gold prices, development of Stage 5B at the Golden Sunlight Mine ceased, resulting in the write-off of $27 million of deferred development. In 1999, the Corporation also recorded other provisions of $19 million, of which $14 million was related to additional provisions for post-closure reclamation for certain of the Corporation's existing and past mining interests. The after-tax cost of the write-downs totalled $40 million.

6. Investment and Other Business Income

Consolidated investment and other income comprises the following:

	Years ended December 31		
	2001	2000	1999
Interest income	$16	$ 20	$29
Gain and interest income on sale of water rights (i)	6	76	—
Foreign exchange gains (losses)	(4)	3	(3)
Gains on investments	—	9	—
Write-downs on investments in common shares of mining companies	—	—	(19)
Other (ii)	2	10	6
	$20	$118	$13

(i) In December 2000, Compañía Minera Zaldívar sold some of its water rights for a sum of $135 million receivable in fifteen equal installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is recognized monthly.

(ii) In 2000, included in other is $7 million related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

7. Income and Resource Taxes

(a) Details of income and resource tax expense (recovery) related to operations are as follows:

	Years ended December 31		
	2001(i)	2000(i)	1999(i)
Income taxes			
Current			
Canada	$ 2	$ 6	$ 8
Foreign	14	39	52
Future			
Canada(ii)	(21)	55	12
Foreign	(23)	(244)	(16)
	(28)	(144)	56
Mining taxes — Canada			
Current	1	2	5
Future	(4)	(16)	(9)
	(3)	(14)	(4)
	$(31)	$(158)	$52

(i) The provision for income and resource taxes in 2001 and 2000 is based on the liability method, while for the year 1999, it is based on the deferral method (note 2(c)).

(ii) For 2001, includes a provision of $21 million for taxes payable upon repatriation of funds to Canada (2000 — $18 million).

(b) The provision for income taxes based on pre-tax income (loss) before minority interests are as follows:

	Years ended December 31		
	2001	2000	1999
Canada	$(196)	$ 1	$ (14)
Foreign	(10)	(505)	123
	$(206)	$(504)	$ 109

(c) The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31		
	2001	2000	1999
Combined basic statutory tax rate(i)	(44.5)%	(45.6)%	45.6%
Non-taxable portion of investment (gains) losses	—	(4.3)	(0.7)
Non-deductible portion of asset write-downs	0.4	2.2	8.2
Expenses not deductible for income tax purposes(ii)	2.0	1.3	6.9
Mining and other resource taxes	(0.6)	(1.8)	13.3
Resource allowance	(0.1)	(1.3)	(6.1)
Depletion	(6.3)	(1.7)	(9.4)
Foreign earnings subject to different tax rates(iii)	(12.6)	0.5	(15.7)
Change in valuation allowance	30.4	12.3	—
Current year losses which have not been tax effected	—	—	19.7
Canadian tax provided on unrepatriated earnings	10.4	3.4	—
Other	5.8	3.7	(14.1)
Effective tax rate	(15.1)%	(31.3)%	47.7%

(i) Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.

(ii) Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.

(iii) After taking into account applicable withholding taxes.

PLACER DOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2000 and 1999

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

(d) Future income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related future income tax amounts are as follows:

	Years ended December 31		
	2001	2000	1999
Depreciation and amortization	$(11)	$ (37)	$(14)
Exploration and development	(17)	7	(2)
Write-downs of mining interests	—	(203)	—
Taxes on repatriation of funds	21	18	4
Tax shield relating to preferred securities	8	9	12
Tax losses	(30)	(10)	(22)
Other	(19)	11	9
	$(48)	$(205)	$(13)

(e) Components of future income and resource tax assets and liabilities comprise:

	December 31	
	2001	2000
Future income and resource tax assets		
Tax losses and credits	$ 377	$ 395
Other	350	188
Valuation allowance	(314)	(294)
	413	289
Future income and resource tax liabilities		
Capital assets	295	250
Other	206	191
	501	441
Future tax liability, net	88	152
Future tax liability (net) consists of:		
Future tax assets — current	(4)	(33)
Future income and resource tax assets — long-term	(124)	(3)
Future tax liabilities — current	—	13
Future income and resource tax liabilities — long-term	216	175
	$ 88	$ 152

Loss and tax credit carry forwards amount to $1,317 million, of which $404 million expires between 2003 and 2021 and $913 million does not expire. The losses which do not expire include $369 million of capital losses realized in prior years in Australia. The Corporation expects the Australian capital losses will be eventually eliminated as a result of a corporate reorganization in progress.

At December 31, 2001, Chilean subsidiaries had prior years' net operating losses available amounting to $414 million for Chilean income tax purposes.

At December 31, 2001, certain U.S. subsidiaries had prior years' net operating losses available amounting to $116 million for regular tax purposes and $154 million for alternative minimum tax ("AMT") purposes. The subsidiaries also have $19 million of AMT credits against which a valuation allowance has been provided. These losses expire in 2018 through 2021. In 2001, U.S. net operating losses of $68 million (2000 — $1 million, 1999 — $39 million) for regular income tax purposes were utilized.

Placer Dome has Canadian non-capital loss carry-forwards of $111 million which are due to expire in 2003 through 2008.

A Venezuelan subsidiary, which had tax losses valued at $42 million, was sold in 2001. A valuation allowance had been provided against these losses.

The Corporation utilizes internal financing arrangements which require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2001, withholding taxes of $10 million related to inter-company loans were accrued (2000 — $9 million, 1999 — $7 million).

(f) Net income and resource tax payments were $21 million, $52 million, and $35 million, in 2001, 2000, and 1999, respectively.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

8. Inventories

Inventories comprise the following:

	December 31	
	2001	2000
Metal in circuit	$ 81	$ 66
Ore stockpiles	63	71
Materials and supplies	48	65
Product inventories	22	54
	214	256
Long-term portion of ore stockpiles	(48)	(54)
	$166	$202

9. Other Assets

Other assets comprise the following:

	December 31	
	2001	2000
Sale agreement receivable(i)	$ 75	$ 78
Ore stockpiles(ii)	63	71
Investments(iii)	2	2
Other	14	17
	154	168
Current portion of other assets	(24)	(26)
	$130	$142

(i) Balance relates to the sale of the CMZ water rights (see note 6).

(ii) Includes $15 million (2000 — $17 million) of stockpiled ore which is expected to be processed in the following twelve months.

(iii) At December 31, 2001, the quoted market value of the investments was $3 million (2000 — $3 million).

10. Property, Plant and Equipment

(a) Details of Placer Dome's property, plant and equipment are as follows:

	December 31, 2001			December 31, 2000		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Mineral properties and deferred development	$1,829	$(1,014)	$ 815	$1,597	$ (920)	$ 677
Mine plant and equipment	2,291	(1,425)	866	2,430	(1,352)	1,078
Properties under development(i)	109	—	109	387	—	387
	$4,229	$(2,439)	$1,790	$4,414	$(2,272)	$2,142

(i) The significant components of the December 31, 2001 balance are $90 million (2000 — $70 million) for the development of the South Deep Shaft at the South Deep Mine and $5 million (2000 — $35 million) for gold deposits at the Cortez Mine in the United States including South Pipeline, Pediment and Stage IV, and $1 million (2000 — $6 million) for the Mulatos gold deposit in Mexico. Properties under development also include $5 million (2000 — $276 million) related to the Getchell Mine which was written down to salvage value in the third quarter of 2001.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

(b) Property, plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant and Equipment		Additions to Property, Plant and Equipment		
	December 31		Years ended December 31		
	2001	2000	2001	2000	1999
Chile	$ 681	$ 691	$ 49	$ 22	$ 17
South Africa	373	329	51	43	26
Papua New Guinea	275	283	34	35	38
Canada	218	240	20	12	16
United States	141	491	33	67	81
Australia	101	102	41	16	11
Venezuela	—	—	—	—	10
Mexico	1	6	—	—	—
	$1,790	$2,142	$228	$195	$199

11. Long-term Debt and Capital Leases

	Years ended December 31		
	2001	2000	1999
Interest charges — long-term	$ 45	$ 46	$ 45
Capitalized interest	(6)	(4)	(2)
Interest expense — long-term	39	42	43
Short-term interest and financing expense	8	10	13
Interest and financing expense	$ 47	$ 52	$ 56
Interest payments — long-term	$ 46	$ 48	$ 57
Weighted average interest rate	7.2%	7.3%	7.2%

The Corporation has a credit facility of $704 million with an international consortium of banks of which $400 million is fully committed until 2005 and $304 million is extendable on an annual basis. The funds are available for general corporate purposes. Including the $704 million facility, at December 31, 2001, Placer Dome had unused bank lines of credit of $720 million (including A$5 million and CAD$25 million). The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2001 was 1.9% (three-month term).

Consolidated long-term debt and capital leases comprise the following:

	December 31	
	2001	2000
Placer Dome Inc.		
Bonds, unsecured (note 11(c))		
May 15, 2003 at 7.125% per annum	$200	$200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
Medium — term notes, unsecured (note 11 (a,c))	170	200
Capital leases (note 11 (b, c))	13	20
	583	620
Current portion	(36)	(36)
	$547	$584

(a) The interest rates range from 6.1% to 8.0% and the notes mature between 2001 and 2026.

(b) The Group is obligated under capital leases for mobile mining equipment for remaining terms ranging from one to 5 years. All capital lease agreements provide that the Group can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2001 and 2000, $7 million and $18 million respectively, of leased property was included in plant and equipment, net of $9 million and $19 million, respectively, of accumulated depreciation and depletion.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

(c) Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2001 are as follows:

	Long-term debt	Capital leases	Total
2002	$ 30	$ 7	$ 37
2003	200	4	204
2004	—	3	3
2005	44	—	44
2006	32	—	32
Thereafter	264	—	264
Long-term debt and capital lease obligations	570	14	584
Less amount representing interest	—	(1)	(1)
	$570	$13	$583

12. Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

	December 31	
	2001	2000
Reclamation and post-closure obligations (note 15(a))	$134	$119
Deferred commodity hedging credits	19	31
Pension liability (note 16)	14	10
Other obligations and provisions	9	11
	176	171
Current portion of deferred credits and other liabilities	(13)	(14)
	$163	$157

13. Share Capital

(a) *Common shares issued and outstanding*

	Shares (000's)	Amount
Balance, December 31, 1998	250,051	$1,023
Exercise of share options	1,946	23
Stock issued on the acquisition of Getchell Gold Corp.	75,489	804
Balance, December 31, 1999	327,486	1,850
Exercise of share options	132	1
Balance, December 31, 2000	327,618	1,851
Exercise of share options	991	11
Balance, December 31, 2001	328,609	1,862

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

(b) Share options

At December 31, 2001, the Corporation had four stock based incentive plans. The following table describes these plans:

	Shares		
	Reserved Shares	Options granted	Options exercisable
		(000's)	
1996 LTIP(i)	n/a	346	346
1996 LTIP Directors(ii)	n/a	10	10
1987 Stock Option Plan(iii)	25,000	14,978	8,479
1993 Directors Plan(iii)	750	615	555
	25,750	15,949	9,390

(i) Placer Dome Inc. (Getchell) 1996 Long-Term Equity Incentive Plan ("1996 LTIP"), options were granted at an exercise price equal to the market price on the date of the grant. The Getchell Board of Directors at its discretion, determined the vesting period. All options expire no later than ten years from the grant date. The options were assumed by the Corporation upon the merger on May 27, 1999. No future grants will be made from these plans.

(ii) Under the Placer Dome Inc. (Getchell) 1996 Stock Option Plan for Outside Directors ("1996 LTIP Directors") options were granted to outside directors at an exercise price equal to the market price on the date of the grant. The options vest over one to three years. All options expire five years after the date of grant. The options were assumed by the Corporation upon the merger on May 27, 1999. No future grants will be made from this plan.

(iii) Under the 1987 Stock Option Plan and the 1993 Non-Employee Directors Stock Option Plan ("1993 Directors Plan"), options to purchase common shares of the Corporation may be granted to employees and directors of the corporation, its subsidiaries and joint ventures for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. The vesting period ranges from a period of one to three years.

The following table contains information with respect to all option plans:

	Options denominated in CAD$		Options denominated in US$	
	Shares	Price	Shares	Price
	(000's)	CAD$/share	(000's)	US$/share
Options outstanding, December 31, 1998	7,549	12.00 - 39.75	3,691	2.73 - 20.41
Granted	4,582	14.65 - 19.60(i)	—	—
Exercised	(96)	12.00 - 23.35	(1,885)	2.73 - 15.82
Forfeited or expired	(810)	12.00 - 39.75	(546)	5.23 - 20.41
Options outstanding, December 31, 1999	11,225	12.00 - 39.75	1,260	3.67 - 20.41
Granted	2,923	12.30 - 15.05(i)	—	—
Exercised	(2)	12.00	(130)	3.67 - 9.69
Forfeited or expired	(1,343)	15.05 - 39.25	(701)	8.27 - 19.34
Options outstanding, December 31, 2000	12,803	12.00 - 39.75	429	5.10 - 20.41
Granted	4,500	12.69 - 18.65(i)	—	—
Exercised	(939)	12.00 - 17.55	(51)	7.83 - 10.31
Forfeited or expired	(771)	12.30 - 39.25	(22)	5.56 - 18.52
Options outstanding, December 31, 2001	15,593	12.00 - 39.57	356	5.10 - 20.41

(i) The weighted average fair value of CAD$ options granted in 2001, 2000 and 1999 was $5.86, $5.28 and $6.74 per share, respectively.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

The following table summarizes information about share options outstanding:

	December 31, 2001				
	Options outstanding			Options exercisable	
Range of exercise prices	Shares (000's)	Average life (years)	Weighted average price	Shares (000's)	Weighted average price
CAD$ options					
$12.00-$19.45(i)	11,951	7.6	$15.32	5,392	$17.11
$19.46-$25.00	422	2.9	$22.73	422	$22.73
$25.01-$32.62	2,628	4.0	$28.79	2,628	$28.79
$32.63-$39.75	592	3.8	$39.01	592	$39.01
	15,593	6.7	$18.69	9,034	$22.20
US$ options					
$4.08-$8.16	53	6.6	$ 5.63	53	$ 5.63
$8.17-$12.24	53	4.7	$ 9.69	53	$ 9.69
$12.25-$16.33	197	4.2	$12.99	197	$12.99
$16.34-$20.41	53	5.0	$17.87	53	$17.87
	356	4.8	$12.11	356	$12.11

(i) Includes 1,546,000 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. All of these options are unvested and have an exercise price of CAD$12.69 per share.

(c) In the fourth quarter of 2001, Placer Dome elected to early adopt CICA 3870, "Stock-based Compensation and Other Stock-based Payments", as well as certain FASB interpretations in order to achieve consistency between the Corporation's Canadian and U.S. accounting policy on stock-based compensation. These policies were adopted in the fourth quarter with prospective application from January 1, 2001 for all grants of options to employees and directors after January 31, 2001. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Corporation's earnings (loss) and earnings (loss) per share on a Canadian basis would have been adjusted to the pro forma amounts indicated below:

	Year ended December 31, 2001
Earnings (loss) — as reported	$ (180)
Earnings (loss) — pro forma	(194)
Earnings (loss) per share — as reported	(0.59)
Earnings (loss) per share — pro forma	(0.64)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	December 31, 2001
Dividend yield	1.11%
Expected volatility	30%
Risk-free interest rate	5.53%
Expected lives	10 years

(d) Placer Dome first adopted a shareholders' rights plan (the "Rights Plan") in 1990. The current Rights Plan was approved by shareholders at the 2001 annual general meeting.

Under the Rights Plan, each "Voting Share" issued prior to the Separation Time (as defined below) carries with it one right (a "Right"). A Voting Share is any share or voting interest issued by the Corporation (collectively, the "Voting Shares") entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the Common Shares. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the "Separation Time"). Pending separation, the Rights

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome's annual meeting in 2004. The Rights may be redeemed at a price of Cdn$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the Common Shares (or other class of Voting Shares) in a transaction that is not a "Permitted Bid" or a "Competing Permitted Bid", the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a "Permitted Bid", which is essentially a takeover bid made to all shareholders for any or all of their shares. The "Permitted Bid" must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding Common Shares held by independent shareholders have been tendered to the bid. A "Competing Permitted Bid" is a take-over bid made after a "Permitted Bid" has been made and prior to its expiry that satisfies all of the provisions of a "Permitted Bid", except that it must remain open for acceptance until a date that is not earlier than the later of 21 days after the "Competing Permitted Bid" is made and 60 days after the date of the earliest prior bid in existence when the "Competing Permitted Bid" is made. The entering into of certain revocable lock-up agreements to tender Common Shares into a takeover bid will not trigger the Rights.

(e) In 1996 the Corporation issued the following Canadian Originated Preferred Securities ("Preferred Securities"):

- $200 million 8⅝% Series A Preferred Securities due December 31, 2045 accruing interest from the date of issuance, payable quarterly commencing March 31, 1997.
- $100 million 8½% Series B Preferred Securities due December 31, 2045 accruing interest from the date of issuance, payable semi-annually commencing June 30, 1997.

The Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006 respectively at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount. The principal amounts of the Preferred Securities, net of after tax issue costs of $5 million, have been classified as equity, and interest payments, on an after tax basis, are classified as dividends as the Corporation has the unrestricted ability to settle the amounts by issuing its own Common Shares.

At December 31, 2001 and 2000 the Corporation had $181 million and $76 million outstanding on its Series A and Series B Preferred Securities, respectively.

14. Financial Instruments with Off-Balance Sheet Risk and Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of Placer Dome's financial instruments:

	December 31, 2001		December 31, 2000	
	Carrying Value	Fair Value(i)	Carrying Value	Fair Value(i)
Financial Assets				
Cash and cash equivalents	$434	$434	$331	$331
Short-term investments	6	6	9	9
Investments	2	3	2	3
Sale agreement receivable	75	75	78	78
Loans to joint venture partners	—	—	1	1
Metal contracts	—	490	9	500
Financial Liabilities				
Short-term and long-term debt and capital leases	585	577	620	609
Preferred securities	257	254	257	204
Foreign currency contracts and options	—	26	—	12

(i) Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at year-end.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, foreign currency exchange rates and

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation only uses over-the-counter instruments in its metals and currency program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

At December 31, 2001, based on the spot prices of $277 per ounce for gold, $4.53 per ounce for silver and $0.66 per pound for copper, the mark-to-market values of Placer Dome's precious metals and copper sales programs were approximately $490 million and $0.6 million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on December 31, 2001, the cost would have been approximately $26 million (based on foreign exchanges rates of CAD$/USD$1.5926 and AUD$/USD$1.9554).

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

At December 31, 2001, Placer Dome's consolidated metals sales program consists of:

	2002	2003	2004	2005	2006	2007	2008+	Total
Gold (000's ounces):								
Fixed forward contracts								
Amount	1,267	430	420	647	498	230	375	3,867
Average price(i) ($/oz.)	390	443	416	355	336	352	388	383
Fixed interest floating lease rate contracts								
Amount	—	115	110	173	317	517	1,934	3,166
Average price(i) ($/oz.)	—	365	348	454	426	442	473	454
Call options sold and cap agreements(ii)								
Amount	338	440	250	230	180	100	200	1,738
Average price ($/oz.)	324	354	366	365	359	367	394	357
Call options purchased(iii)								
Amount	852	—	—	—	—	—	—	852
Average price ($/oz.)	437	—	—	—	—	—	—	437
Total committed								
Amount	753	985	780	1,050	995	847	2,509	7,919
Put options purchased(ii)								
Amount	—	240	—	—	—	—	—	240
Average price ($/oz.)	—	295	—	—	—	—	—	295
Put options sold								
Amount	200	20	155	80	80	—	—	535
Average price	276	270	260	250	250	—	—	263
Silver (000's ounces):								
Fixed forward contracts								
Amount	2,350	750	—	—	—	—	—	3,100
Average price(i) ($/oz.)	5.53	5.70	—	—	—	—	—	5.57
Call options sold								
Amount	1,050	650	—	—	—	—	—	1,700
Average price ($/oz.)	7.16	7.9	—	—	—	—	—	7.44
Total committed								
Amount	3,400	1,400	—	—	—	—	—	4,800
Put options purchased(ii)								
Amount	2,300	650	—	—	—	—	—	2,950
Average price ($/oz.)	5.49	5.50	—	—	—	—	—	5.49
Copper (millions of pounds):								
Fixed forward contracts								
Amount	56.2	—	—	—	—	—	—	56.2
Average price ($/lb.)	0.70	—	—	—	—	—	—	0.70
Call options sold								
Amount	32.0	—	—	—	—	—	—	32.0
Average price ($/lb.)	0.73	—	—	—	—	—	—	0.73
Total committed								
Amount	88.2	—	—	—	—	—	—	88.2
Put options sold								
Amount	28.7	—	—	—	—	—	—	28.7
Average price ($/lb.)	0.64	—	—	—	—	—	—	0.64

(i) Forward sales contracts include:

(a) Fixed forward contracts — a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

(b) Fixed interest floating lease rate contracts — a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options representing approximately 9% of 2003 production can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii) All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases.

Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option.

Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract.

Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option.

At December 31, 2001, Placer Dome's consolidated foreign currency program consists of:

	2002	2003	2004	2005	2006
Canadian Dollars (millions USD)					
Fixed forward contracts					
Amount	$ 15.0	$ 8.0	$ —	$ —	$ —
Average rate (CAD/USD)	1.5121	1.5177	—	—	—
Put options sold					
Amount	21.5	14.0	—	—	—
Average rate (CAD/USD)	1.5342	1.5925	—	—	—
Total committed					
Amount	36.5	22.0	—	—	—
Average rate(CAD/USD)	1.5251	1.5653	—	—	—
Call options purchased					
Amount	20.0	14.0	—	—	—
Average rate (CAD/USD)	1.4745	1.5207	—	—	—
Australian Dollars (millions USD)					
Fixed forward contracts					
Amount	30.0	24.0	24.0	24.0	24.0
Average rate (AUD/USD)	1.8880	1.8850	1.8813	2.0602	2.0670
Put options sold					
Amount	32.0	28.0	24.0	—	—
Average rate (AUD/USD)	1.4526	1.5773	1.4719	—	—
Total committed					
Amount	62.0	52.0	48.0	24.0	24.0
Average rate (AUD/USD)	1.6633	1.7193	1.6766	2.0602	2.0670
Call options purchased					
Amount	56.0	46.0	42.0	—	—
Average rate (AUD/USD)	1.3721	1.4071	1.3988	—	—

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

15. Commitments and Contingencies

(a) Although the ultimate amount of reclamation and other post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $236 million as at December 31, 2001, and has accrued through charges to earnings of $24 million, $24 million, and $28 million in 2001, 2000, and 1999, respectively. The aggregate accrued obligation as at December 31, 2001, included with Deferred credits and other liabilities (note 12), was $134 million (2000 — $119 million). With the closure of the Kidston Mine in 2001 and the planned closure of the Golden Sunlight and Misima mines in 2003 and 2004, respectively, Placer Dome anticipates on spending approximately $17 million on reclamation and closure of these sites over the next 3 years.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations:

(i) Placer Dome has provided security for site rehabilitation and long-term acid drainage treatment at the closed Equity Silver Mine pursuant to the terms of an amended reclamation permit issued by the British Columbia provincial government in 1996. At December 31, 2001, the security provided totalled CAD$25 million (US $16 million). As provided for under the amended reclamation permit, the level of security is reviewed approximately every 5 years. In 2001, a review was completed by a committee comprising of government, community and Placer Dome members, and recommendations were provided to the provincial government for their consideration in amending the reclamation permit. The level of security was reduced to approximately CAD$24 million, with the revised amount to be posted in 2002. The next review is scheduled for the year 2005.

(ii) The Golden Sunlight Mine in Montana is required by the state government to provide security by way of a bond for reclamation obligations. The bond, presently at $55 million, has been guaranteed by the Corporation. The bonding requirement could be incrementally increased to $63 million over the next six years depending on the amount of new land disturbance that occurs each year. Placer Dome's assessment of the ultimate post-closure expenditures, based on reclamation work done to date, is that they will be substantially less than the $55 million bonding requirement. To date, Golden Sunlight has completed approximately 35% of its reclamation work.

(iii) The Cortez Joint Venture (100%), Getchell and Bald Mountain mines in Nevada have provided securities totalling $59 million by way of bonds for reclamation obligations to the state government. The bonds have been guaranteed by the Corporation.

(iv) Placer Dome Asia Pacific has provided bank guarantees totalling A$29 million (US$15 million), the majority of which were provided to the Queensland Government for post closure reclamation costs.

(b) In June 1995, in U.S. District Court in Reno, Nevada, Placer Dome U.S. Inc. won a jury verdict against ECM, Inc. ("ECM") concerning charges by ECM of fraud and misrepresentation. ECM appealed to the U.S. Court of Appeals in San Francisco and in December 1997, the U.S. Court of Appeals affirmed the jury verdict that Placer Dome acted properly. However, it said the trial court should not have summarily dismissed one claim made by ECM based on a 1987 lease agreement which provided for certain "area of influence" royalties to ECM. Upon remand of the case to the District Court in Nevada, it held that there was but one claim, for the area of influence royalties, remaining to be litigated, but eventually agreed to consider one other claim by ECM, for alleged breach of an alleged property law covenant.

On September 30, 1999, Placer Dome U.S. Inc. moved for summary judgment on ECM's two claims on remand. On July 13, 2000, the District Court in Nevada granted the motion for summary judgment on both claims. On August 11, 2000, ECM filed a Notice of Appeal from the summary judgment, again with the U.S. Court of Appeals for the Ninth Circuit.

On September 13, 2001, the Appeals Court affirmed the summary judgment on the two claims which the District Court had dismissed in August 2000. ECM then petitioned for rehearing with respect to a third claim, which the District Court had refused to consider. On December 26, 2001, the Appeals Court ruled that the District Court erred in refusing to consider the third claim and remanded the case to the District Court to determine whether summary judgment should have been entered on that claim as well.

(c) In September 1996, the Cortez Joint Venture ("CJV") submitted an Amendment to the Pipeline Plan of Operations for the South Pipeline Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management ("BLM"). The Plan Amendment allows mining and processing of the South Pipeline deposit. A final Environmental Impact Statement was issued by the BLM in February of 2000. A Record of Decision and Plan of Operations Approval allowing the mining and processing of the South Pipeline deposit (the "permit") was issued by the BLM in June of 2000. In July of 2000, a Notice of Appeal and Petition for Stay Pending Appeal was filed with the Interior Board of Land Appeals ("IBLA") by Great Basin Mine Watch, the Western Shoshone Defense Project and the Mineral Policy Centre. On January 9, 2001, the IBLA denied the petition for stay. A review of the merits of the appeal by the IBLA is pending. Mining in accordance with the permit will continue pending a decision from the IBLA.

(d) Much of the Corporation's reserves and operations within the U.S. occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The U.S. Department of Interior ("Interior Department") issued a legal opinion on November 7, 1997, which limited the number of mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the associated mining claims. In November of 1999, the U.S. Congress, as part of the fiscal year 2000 Interior

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

Appropriations legislation, precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio requirement to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor's opinion.

On October 3, 2001, the Department of Interior instructed the BLM not to apply the previous administration's mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. Further, the Department of Interior instructed its Solicitor to undertake a review of the previous mill site opinions and memoranda.

On November 21, 2000, the Interior Department issued a final rule amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. This rule, which took effect on January 20, 2001, increased the BLM's regulatory authority and imposed new requirements for mining operations on federal lands. In response to concerns raised by the mining industry and certain western states, on October 30, 2001, the BLM issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the U.S. District Court for the District of Columbia.

(e) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued on June 29, 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include more stringent reclamation requirements, primarily the partial backfilling of the open pit, which cost was estimated at approximately $20 million. The plaintiff groups filed a Motion for Summary Judgment on the issues and a ruling on the Motion was made on February 16, 2000. The court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. The Governor of Montana signed this bill, SB 9, into law on May 18, 2000. The Legislature included an immediate effective date and a retroactive application provision in the bill. In response to this enactment, the district court entered an order on October 24, 2000 vacating its earlier ruling and allowing the plaintiffs 45 days in which to amend their complaint. During that time, the DEQ affirmed its earlier Record of Decision. After receiving notice of the DEQ affirmance, the plaintiffs filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment.

Plaintiffs have filed a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill. The State of Montana and Golden Sunlight Mine have filed briefs opposing the motion and asking the Court to enter judgment affirming the legislation. A decision is pending. Mining in accordance with the permit is expected to continue during these proceedings.

(f) Until its divestment on March 21, 1997, Placer Dome owned 39.9% of Marcopper Mining Corporation ("Marcopper"), formerly a publicly traded Philippine Corporation. In March 1996, operations were suspended at the Marcopper Mine following an accidental discharge of mill tailing through a drainage tunnel. Placer Dome completed work on installing a permanent plug for the drainage tunnel in 1997. Placer Dome was unable to obtain the required approval from the Philippine authorities to complete the remaining work to mitigate the environmental impact of the accident in the manner it deemed most appropriate. Accordingly, Placer Dome concluded a number of agreements in November 2001, including an agreement under which Marcopper's principal shareholder assumed responsibility for completing the work to mitigate the environmental impact of the accident. An increase is not required to be made to the amounts presently accrued as a result of the new agreements.

(g) At December 31, 2001, Placer Dome has outstanding commitments aggregating $16 million under capital expenditure programs at the South Deep and Granny Smith mines.

(h) Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

16. Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees' earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

Pension expenses are comprised of:

	Years ended December 31		
	2001	2000	1999
Defined benefit plans:			
Service costs (benefits earned during the period)	$ 6	$ 6	$ 8
Interest costs on projected benefit obligations	8	8	9
Expected return on plan assets	(7)	(8)	(10)
Amortization of experience loss (gain)	—	—	—
	7	6	7
Defined contribution plans	3	3	1
	$10	$ 9	$ 8

The status of defined benefit plans as at December 31, 2001 is as follows:

	December 31			
	Plans where assets exceed accumulated benefits		Plans where accumulated benefits exceed assets	
	2001	2000	2001	2000
Change in plan assets				
Fair value of plan assets at beginning of year	$86	$90	$ 30	$ 29
Actual return on plan assets	(9)	9	(1)	2
Employer contribution	1	2	3	2
Benefits paid	(8)	(8)	(3)	(3)
Reclassification of balance at beginning of year(i)	(9)	—	9	—
Other	(6)	(7)	(1)	—
Fair value of plan assets at end of year	55	86	37	30
Change in benefit obligations				
Benefit obligations at beginning of year	64	59	58	56
Service cost	3	4	3	3
Interest cost	3	4	4	4
Actuarial loss (gain)	2	9	1	(2)
Benefits paid	(9)	(8)	(3)	(3)
Reclassification of balance at beginning of year(i)	(9)	—	9	—
Other	(2)	(4)	(2)	—
Benefit obligations at end of year	52	64	70	58
Plan assets in excess of (less than) projected benefit obligations	3	22	(33)	(28)
Unamortized transition surplus	(3)	—	1	—
Valuation allowance	(1)	—	—	—
Unamortized experience loss (gain)	12	(6)	7	2
Accrued net pension asset (liability) (ii)	$11	$16	$(25)	$(26)

(i) Due to movement of pension plans from net funded to net unfunded positions.

(ii) Substantially all of the $25 million (2000 — $26 million) which is unfunded relates to plans that, at this time, cannot be funded in a tax efficient manner. Funding of these plans are made as benefits are paid.

In determining the present value of accumulated plan benefits and current service pension cost the discount rates and expected rates of return on plan assets used vary from 6% to 8% (2000 — 7% to 8%) and the salary escalation rates assumed vary from 3% to 4% (2000 — 4% to 5%). The rates used reflect management's and actuarial assessments of the economic conditions in each of the countries in which Placer Dome operates. The amortization periods for unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 12 years and are based on the expected average remaining service life of each employee group.

PLACER DOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2000 and 1999

(all amounts are in millions of United States dollars, except where otherwise indicated, Canadian GAAP)

17. Supplementary Information

(a) Change in non-cash operating assets and liabilities comprise:

	Years ended December 31		
	2001	2000	1999
Accounts receivable	$ 50	$(73)	$ 45
Inventories	34	8	(20)
Accounts payable and accrued liabilities	(59)	(13)	3
Income and resource taxes payable	2	(5)	10
Changes in non-cash operating assets and liabilities	$ 27	$(83)	$ 38

(b) The following table presents additional financial information related to proportionate interests in joint ventures:

	December 31	
	2001	2000
Current assets	$ 118	$ 173
Non-current assets	1,122	1,131
Current liabilities	135	158
Non-current liabilities	566	641

	Years ended December 31		
	2001	2000	1999
Revenues	$ 516	$ 549	$ 659
Cost and expenses	(446)	(550)	(513)
Earnings before taxes and other items	70	(1)	146
Net earnings (loss)	102	11	116
Cash from:			
Operating activities	202	260	271
Financing activities	99	32	216
Investing activities	(154)	(159)	(353)

PDG

financial results 2001

TABLE OF CONTENTS

CORPORATE PROFILE

2001 in review

[illegible]

	2001	2000	1999
Financial (millions of United States dollars, except per share amounts)			
Sales	1,223	1,413	1,162
Mine operating earnings	335	441	339
Earnings before unusual items[1]	133	133	103
Net earnings (loss)	(133)	(92)	35
Per share	(0.41)	(0.28)	0.11
Cash flow from operations	364	390	346
Per share[2]	1.11	1.19	1.06
Dividend ($/share)	0.10	0.10	0.10
Operating (The Corporation's share)			
Gold production (millions of ozs)	2.8	3.0	3.1
Cash costs ($/oz)	160	159	159
Total costs ($/oz)	233	232	231
Gold reserves (millions of ozs)	44.5	47.0	65.9
Copper production (millions of lbs)	417.2	430.2	267.1
Cash costs ($/lb)	0.44	0.45	0.44
Total costs ($/lb)	0.58	0.64	0.67
Copper reserves (millions of lbs)	8,950	11,168	7,532
Stakeholders			
Shares outstanding at Dec. 31 (millions)	329	328	327
Shareholders on record at Dec. 31	18,964	18,727	19,191
Employees	11,100	12,000	12,000



To Our Shareholders:

POSITIVE FINANCIAL GAINS

The ultimate arbiter of our success is the market and I am gratified by the rise in share price over the year. As markets returned some of their attention to gold issues in the wake of a weaker US dollar, uncertainties in a number of the world's major economies and increasing losses in the equity markets, PDG has benefited. From the close of trading in 2000 to the close of trading in 2001, PDG's share price appreciated 20% in Canada and 12% in the US on a gold price increase in the same period of only 2.5%. PDG outperformed the TSE 300 by 27.3% and the S&P 500 by 26.4%. We also outperformed the Philadelphia Gold Silver Index by 7.5%. The entire organization worked very hard over the course of 2001 to earn this confidence and we remain committed to generating a full valuation for our shares.

I believe much of this success was due to our disciplined financial management throughout the year. At December 31, we had $440 million in cash on hand and short-term investments after repaying $36 million in long-term debt. Contributing significantly to this war chest is our forward sales program—the best book in the business. We currently sell forward approximately 40% of our production over a five-year period representing about 18% of our reserves, balancing protection on the downside with excellent exposure to a rising gold price. As of December 31, the mark-to-market value of the forward sales program was $490 million.

In 2001, forward sales contributed $156 million to earnings and at an average realized price of $326/oz, garnered the company $55/oz over the prevailing spot price of gold of $271/oz. In 2001 the forward sales program reached the $1 billion mark in contributions to operating earnings since its inception. I think it is worth noting that our forward sales program consists entirely of plain, simple instruments that will retain a positive mark-to-market value even if gold moves up to $345/oz.

Cash flow from operations and mine operating earnings both remained extremely robust at $364 million and $335 million respectively. Although both of these figures are down from totals generated in the record-setting year 2000, the cash was generated on lower production and at a lower realized gold price. We continue to be very successful at holding the line on cash and total costs, which are virtually unchanged for the third year in a row at $160/oz and $233/oz respectively.



As markets returned some of their attention to gold issues, PDG has benefitted. Our share price appreciated 20% in Canada and 12% in the US over the course of 2001, on a gold price rise of 2.5%.

HIGHLIGHTS FROM OPERATIONS

The first point of our value-creation strategy focuses on optimizing our existing assets. Each mine is dedicated to improving its financial returns as measured by mine operating earnings, cash flow from operations, return on net assets and change in net asset value. In 2001, we made considerable progress on this goal at several of our key assets.

In November, the 60% owned Granny Smith mine in Australia began processing the first ore from the new Wallaby development, two months ahead of schedule. In 2002, the majority of production will come from the Wallaby pit, with higher grade expected to reduce production costs for the year. While Wallaby currently hosts a reserve of some 2 million ounces (100%), the deposit is open at depth and hosts excellent long-term potential for underground development. In 2002, exploration work on the property will concentrate on further delineating this resource.

The 60% owned Cortez mine in the US continued to outperform in 2001, producing in excess of 1 million ounces (100% basis) for the fourth year in a row at some of the lowest cash costs in the industry, due in part to the successful transition to the South Pipeline deposit. The joint venture also entered into an agreement to sell to Barrick Goldstrike Mines Inc. 270,000 tonnes (100% basis) of carbonaceous ore, with an option for Barrick to purchase an additional 180,000 tonnes. We expect Cortez to continue to be one of our strongest performers in 2002, although we expect to report slightly higher cash costs next year due to slightly lower grade and a change in accounting treatment for deferred stripping when calculating cash costs as per the Gold Institute's revised guidelines. Cortez also continues to enjoy considerable exploration success. The mine has seen its reserve base grow by 760,000 ounces after production of over 3.1 million ounces to the company's account since startup, ensuring its ability to contribute to PDG for at least the next ten years.

The 50% owned Porgera mine in Papua New Guinea also enjoyed a successful year, completing a new life of mine plan and securing average production of 675,000 ounces annually (100% basis) through 2005, after which the mine will mill stockpiles through 2012. However, additional resources were identified in 2001 and will be evaluated in 2002. Cash costs are expected to rise in 2002 due in part to the change in accounting treatment of deferred stripping and the development work that will take the Porgera deposit from stage 4 to stage 5 later this year.

At the 68% owned Musselwhite mine in Canada, a new agreement was reached with local First Nations that removed previous limits on the operation's daily mill throughput and secured access to a large land package of exploration claims. The agreement also adopted a revenue-sharing provision that will help bring the mine's economic benefits directly into local communities.

The 100% owned Golden Sunlight Mine in the US is enjoying a new lease on life this year after securing a power contract that will allow them to mill their remaining stockpiles. The mine also encountered new mineralization in the pit ramp and will mine this ore until approximately mid-2003 when the mine is expected to reach the end of its mine life and close.



We are particularly proud of the excellent work Golden Sunlight is doing in concurrent reclamation and in meeting the needs of the local community to ensure they are ready for the day when the mine will finally close.

The 50% owned South Deep mine in South Africa increased production 5% over last year, a slightly lower increase than expected. The main shaft sinking is behind schedule after encountering a shale sequence earlier in the year, however, we still expect it to be commissioned in the latter half of 2003. Construction of the new mill is nearing completion and it is expected to be commissioned in the second quarter. Given the size and complexity of the new mine development project underway, a new life of mine plan is being prepared to incorporate our increased knowledge about productivity, costs and grade. The review was initiated in the fourth quarter and results are expected by mid-2002.

The Campbell mine in Canada has now stabilized its production rate at 180,000 ounces of gold per year for the next three years. Exploration drilling continues to return positive results and the focus in 2002 will be to convert part of the new discoveries into reserves for a revised life of mine plan expected mid-year.



The first point of our value-creation strategy focuses on optimizing our existing assets. Each mine is dedicated to improving its financial returns as measured by mine operating earnings, cash flow from operations, return on net assets and change in net asset value.



REPLACING OUR PRODUCTION

As part of our three-point value creation strategy, we are focused on quality growth through the replacement of current production and the addition of new, quality deposits. In this regard I think it is important to understand how we differentiate ourselves in the current industry climate of consolidation.

Recent months have seen several very large-scale mergers. Our approach, however, is to target assets and deals that are immediately accretive. We believe any acquisition or development project must earn a return above our cost of capital. Corporately we are targeting a double-digit pre-tax return on net assets.

The menu of investment options to generate quality growth includes new acquisitions, creative deals within established camps, exploration in and around existing operations and new greenfields projects.

With the premiums still demanded by most gold producers, the most challenging of these options is acquisitions. We have had the highest levels of corporate development activity in our history, yet have not found the asset or deal that meets our stringent investment criteria. A good example of our strategy was our bid for the Australian assets of Western Mining.

The menu of investment options to generate quality growth includes new acquisitions, creative deals within established camps, exploration in and around existing operations and new greenfields projects.

We offered our full value for these assets, but ultimately, another purchaser was willing to exceed the price that would provide us with an adequate margin. While we were disappointed with the outcome of that bid, we intend to maintain our discipline and resist the pressure to do a deal at any price.

We were successful, however, in the preliminary bid for Pueblo Viejo, a mine in the Dominican Republic that was tendered by the national government. We are continuing to negotiate a contract on this very extensive property, which would then require ratification from the Congress of the Dominican Republic. If an agreement is reached and approved we would begin a feasibility study to fully evaluate the property and its metallurgical and environmental challenges. While it is very early in the process, we believe a deposit of this size represents significant long-term potential for a company with our considerable technical expertise.

We are also continuing to implement our strategy to do creative deals within established camps. For example, the sale of ore agreements between the Cortez mine and the Barrick Gold Strike mine; the sale of excess water rights from our Zaldívar mine to the nearby Escondida mine; and the sale of stockpiled ore from the Getchell mine to Newmont's Twin Creeks facility all add significant shareholder value. While this type of transaction does not generate the headlines of the mega-mergers, it does increase profitable production and generate financial returns.

On the exploration front, we are targeting our programs to those areas with the highest probability of success—some of the world's most prolific mining camps. Over the past five years, excluding the massive South Deep reserve and the now-closed Kidston mine, depletion from production at our mines has totalled 14.8 million ounces. In the same period, our reserves dropped by only 4.3 million ounces, illustrating the enviable success of our exploration team. These results are even more impressive when you consider that the gold price used to calculate reserves over that period dropped from $375/oz in 1996 to $300/oz in 2000. Today, we are using a prudent, conservative price of $275/oz. While we believe the gold price will move higher in the long term, we are looking to make money in today's reality, and to reap the increased reward from tomorrow's promise.

COST REDUCTION THROUGH INNOVATION

Dovetailing with our search for new sources of production is the third point of our strategy, our efforts at cost reduction fuelled by research and technology.

R&D spending was lower than planned in 2001, largely due to the withdrawal from projects at the Getchell mine. Great progress has been made on several projects, however, including programs and techniques on grade control, blasting, tailing disposal, recovery improvements and an alternative to cyanide for certain ore types. In 2001, every mine participated in cost saving research projects and we expect this emphasis to continue in 2002. Our goal is to have the cumulative savings from the research program exceed its cost in 2003 and to double that benefit by 2005.

We believe that the advancement of improved technologies will allow us to maintain an appropriate balance between economic prosperity, environmental protection and social responsibility.


We believe that the advancement of improved
technologies will allow us to maintain an appropriate
balance between economic prosperity,
environmental protection and social responsibility.

OUTSTANDING ISSUES RESOLVED

Much of 2001 was also focused on resolving outstanding issues. Specifically, 2001 has seen us deal decisively with Las Cristinas, Getchell and the issues that remained around the completion of the mitigation of the spill in the Boac river at the Marcopper mine in the Philippines.

The Las Cristinas property is a large, low-grade deposit that did not meet our economic criteria for investment. After writing off our investment in the property in 2000, we sold our interest in the property but retain a back-in right should the project economics become favourable.

And finally, we reached agreement with Marcopper Mining Corporation and its major shareholder to fund the removal of the tailings remaining in the Boac River after the 1996 tailings spill at the Marcopper mine, in which Placer Dome was an indirect, minority shareholder until 1997. The work will be carried out by Marcopper's major shareholder and brings to an end our activities on the island of Marinduque in the Philippines.





IN CLOSING

I want to thank our employees for their dedication over this past year. At PDG we believe passionately in maintaining the highest ethical standards and disciplined business practices. We are working hard in today's reality to leave a positive legacy for all of our stakeholders.

No review of the past year can ignore the devastating events of September 11 or the profound changes we now grapple with. It may be said that there are defining moments in every decade and in 2001, the United States and the world felt the full impact of just such a moment. It is in such times that it is more important than ever to hold fast to our principles and our values.

Thank you for your continuing interest in PDG. I look forward to reporting on our future progress.

Sincerely,

JAY K. TAYLOR

President and CEO


financial results 2001

Reserves[1,2]

(Proven and Probable)[2]

The Corporation's share at December 31, 2001

Mine by Metal	Proven			Probable			Total			
	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Recovery (%)[1]
Gold										
Canada										
Campbell	931	17.6	526	1,010	15.9	517	1,941	16.7	1,043	94.5
Dome	11,179	1.1	381	14,417	2.0	940	25,596	1.6	1,321	91.8
Musselwhite	6,954	5.7	1,281	1,820	4.8	280	8,774	5.6	1,561	95.0
United States										
Bald Mountain	8,737	1.0	272	—	—	—	8,737	1.0	272	70.0
Cortez[7,8]	44,690	1.7	2,397	59,350	1.4	2,596	104,040	1.5	4,993	80.5
Golden Sunlight	3,635	2.0	231	24	2.7	2	3,659	2.0	233	80.0
Australia										
Granny Smith[7]	3,607	1.2	137	13,669	3.2	1,390	17,276	2.7	1,527	88.0
Osborne	6,889	1.0	225	2,244	0.9	68	9,133	1.0	293	77.5
Papua New Guinea										
Misima	9,379	0.9	262	—	—	—	9,379	0.9	262	88.8
Porgera[7]	24,059	3.4	2,652	5,172	3.9	643	29,231	3.5	3,295	76.0
South Africa										
South Deep[7]	6,968	8.2	1,838	100,165	8.4	27,018	107,133	8.4	28,856	97.5
Chile										
La Coipa	17,166	1.1	627	3,714	1.4	171	20,880	1.2	798	78.3
			10,829			33,625			44,454	
Silver										
La Coipa	17,166	57.4	31,705	3,714	53.8	6,422	20,880	56.8	38,127	59.5
Misima	9,379	9.8	2,967	—	—	—	9,379	9.8	2,967	38.0
			34,672			6,422			41,094	
	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Recovery (%)[1]
Copper										
Zaldívar[7]	181,892	0.686	2,751	408,954	0.626	5,642	590,846	0.644	8,393	70.0
Osborne	6,889	2.659	404	2,244	3.094	153	9,133	2.766	557	94.2
			3,155			5,795			8,950	

Notes: Refer to pages 17 and 18 of this document for the notes to the Reserves table.

Reconciliation of Reserves[1,2]

(Proven and Probable)[2]

The Corporation's share at December 31, 2001

Mine by Metal	Reserves December 31, 2000	Mined in 2001[5]	Other increase or (decrease) in reserves[6]	Reserves December 31, 2001
Gold (000's ozs)				
Canada				
Campbell	1,570	188	(339)	1,043
Dome	1,542	339	118	1,321
Musselwhite	1,738	167	(10)	1,561
United States				
Bald Mountain	509	166	(71)	272
Cortez	4,951	786	828	4,993
Golden Sunlight	312	242	163	233
Australia				
Granny Smith	1,613	229	143	1,527
Kidston	85	120	35	—
Osborne	246	52	99	293
Papua New Guinea				
Misima	420	150	(8)	262
Porgera	4,128	466	(367)	3,295
South Africa				
South Deep	29,040	176	(8)	28,856
Latin America				
La Coipa	821	71	48	798
	46,975	3,152	631	44,454
Silver (000's ozs)				
La Coipa	46,905	9,196	418	38,127
Misima	4,385	1,377	(41)	2,967
	51,290	10,573	377	41,094
Copper (million lbs)				
Zaldivar	10,696	443	(1,860)	8,393
Osborne	472	113	198	557
	11,168	556	(1,662)	8,950

Notes: Refer to pages 17 and 18 of this document for the notes to the Reconciliation of Reserves table.

Resources[3,4] (in addition to reserves)

(Measured and Indicated)[4]

The Corporation's share at December 31, 2001

Mine by Metal	Measured Tonnes (000's)	Measured Grade (g/t)	Measured Contained oz (000's)	Indicated Tonnes (000's)	Indicated Grade (g/t)	Indicated Contained oz (000's)	Total Tonnes (000's)	Total Grade (g/t)	Total Contained oz (000's)
Gold									
Canada									
Campbell	1,055	22.3	757	1,259	10.1	408	2,314	15.7	1,165
Dome	4,635	6.1	915	18,325	2.1	1,210	22,960	2.9	2,125
Musselwhite	1,713	7.6	420	374	11.9	143	2,087	8.4	563
United States									
Bald Mountain	41,576	1.6	2,093	–	–	–	41,576	1.6	2,093
Cortez[7,8]	15,999	1.6	804	25,678	1.2	1,030	41,677	1.4	1,834
Golden Sunlight	23,892	1.7	1,336	4,912	1.5	243	28,804	1.7	1,579
Getchell[9]	5,966	17.9	3,426	6,236	17.2	3,456	12,202	17.5	6,882
Australia									
Granny Smith[7]	–	–	–	16,216	2.5	1,278	16,216	2.5	1,278
Osborne	2,115	1.0	71	–	–	–	2,115	1.0	71
Papua New Guinea									
Misima	2,992	0.7	63	–	–	–	2,992	0.7	63
Porgera[7]	21,079	2.5	1,725	14,344	2.0	909	35,423	2.3	2,634
South Africa									
South Deep[7]	2,517	9.0	729	66,819	9.0	19,279	69,336	9.0	20,008
Latin America									
La Coipa	4,952	1.1	179	3,250	1.3	136	8,202	1.2	315
			12,518			28,092			40,610
Silver									
La Coipa	4,952	45.4	7,227	3,250	28.6	2,988	8,202	38.7	10,215
Misima	2,992	7.0	673	–	–	–	2,992	7.0	673
			7,900			2,988			10,888
	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)
Copper									
Zaldivar[7]	45,394	0.342	342	259,969	0.340	1,949	305,363	0.340	2,291
Osborne	2,115	3.597	168	–	–	–	2,115	3.597	168
			510			1,949			2,459

Notes: Refer to pages 17 and 18 of this document for the notes to the Resources table.

Notes to the Reserves, Reconciliation of Reserves and Resources Tables:

(1) The Corporation's reserves are calculated as at December 31, 2001 using an appropriate cut-off grade associated with an average long-term gold price of $275 per ounce, silver price of $5.25 per ounce and copper price of $0.90 per pound (except at La Coipa mine where a gold price of $265 per ounce and silver price of $4.65 per ounce were used). The calculations incorporate the current and/or expected mine plans and cost levels at each property. Recovery is as a percentage of contained ounces for gold and silver and contained pounds for copper. The persons responsible for reserve calculations are shown under note 10. Consistent with Placer Dome's normal reserve estimation practices, independent data verification has not been performed.

(2) A reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is viable. A reserve includes diluting materials and allowances for losses that may occur when the material is mined. A proven reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable reserve is the economically mineable part of an indicated, and in some circumstances a measured resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

(3) These are in addition to gold, silver and copper reserves. Conversion of the resources to reserves requires the completion of a pre-feasibility study. The persons responsible for resource calculations are shown under note 10. Consistent with Placer Dome's normal resource estimation practices, independent data verification has not been performed.

(4) A resource (mineralized material) is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured resource is that part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated resource is that part of a resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Resources which are not reserves do not have demonstrated economic viability.

Notes to the Reserves, Reconciliation of Reserves and Resources Tables, Continued:

(5) Based on 2001 production divided by the recovery percentage for each mine.

(6) Increase (decrease) in reserves resulted from transfers between resources and reserves, acquisition and divestiture of reserves during the year, changes due to geological remodeling, and the impact of a decrease in gold price from $300 to $275 per ounce.

(7) Economic assumptions for material properties:

The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted as a range for each material property to reflect the variability of these parameters.

	Reserves Cut-off grade (g/t gold, % copper)	Resources Cut-off grade (g/t gold, % copper)
Cortez	0.27 - 2.88 g/t	0.27 - 2.88 g/t
Granny Smith	0.60 - 1.04 g/t	0.60 - 1.04 g/t
Porgera	1.4 - 2.75 g/t	1.0 g/t
South Deep	4.0 - 6.0 g/t	5.0 g/t
Zaldívar	0.29 - 0.40 %	0.2%

(8) There is currently a Notice of Appeal pending with the Interior Board of Appeals regarding the South Pipeline permit. The South Pipeline deposit accounts for 59% and 5% of the reported reserves and resources, respectively, of the Cortez Mine. (See note 18(c) of the consolidated financial statements for further information)

(9) As at December 31, 2001, Getchell resources have been reported at a 10.28 grams per tonne cut-off as compared to the December 31, 2000 resources which were reported at 6.86 grams per tonne. Accordingly, the stated resources declined by 27% or 2.6 million ounces.

(10) The persons who have prepared and are responsible for the reserve and resource are shown in the table below. Each named person is a "qualified person" as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. All named persons are employees of Placer Dome unless otherwise indicated.

	Reserves		Resources	
By Mine	Name	Title	Name	Title
Campbell	Raymond Swanson	*Senior Production Geologist*	Dan Gagnon	*Chief Geologist*
Dome	Stephen Taylor	*Long Term Planning Engineer*	Mort Shannon	*Chief Geologist*
Musselwhite	Rob Usher	*Chief Engineer*	Andrew Cheatle	*Chief Geologist*
Bald Mountain	Elias Dib	*Mine Engineer*	Elias Dib	*Mine Engineer*
Cortez	Britt Buhl	*Chief Mine Engineer*	Britt Buhl	*Chief Mine Engineer*
Golden Sunlight	Paul Buckley	*Chief Mine Engineer*	Paul Buckley	*Chief Mine Engineer*
Getchell			John Porterfield	*Chief Geologist*
Granny Smith	Geoff Fenton	*Mine Superintendent*	Malcolm Titley	*Senior Mine Geologist*
Osborne	Jeff Brown	*Mine Engineering Team Leader*	Philip Agnew	*Senior Geologist*
Misima	Trevor Jones	*Independent Consultant*	Trevor Jones	*Independent Consultant*
Porgera	John Butterworth	*Senior Open Pit Engineer*	Anthony Burgess	*Senior Resource Geologist*
South Deep	Pierre Fourie	*Independent Consultant*	Deon Van Der Heever	*Independent Consultant*
La Coipa	Juan Ochoa Andres Guaringa	*Chief Engineer* *Mine Engineer*	Mauricio Rubio	*Geologist*
Zaldívar	Eduardo Jofre	*Chief Mining Engineer*	Jorge Aceituno	*Chief Geologist*

Introduction

The Management's discussion and analysis ("MD&A") provides a detailed analysis of Placer Dome's business and compares its 2001 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and its related notes that begin on page 37 of this report. The Corporation prepares and files its consolidated financial statements and MD&A in United States ("U.S.") dollars and in accordance with US generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A in accordance with Canadian GAAP, in US dollars, are included with the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

The MD&A is comprised of seven key sections. The *Overview* provides a high level summary of Placer Dome's financial results, operating performance and financial condition. The *Financial Results of Operations* section provides a detailed analysis of sales and mine operating earnings, including a review of mine-by-mine gold and copper production, costs and outlook. The *Other Income and Expenses* section reports on items outside of the mining operations that impact Placer Dome's net earnings (loss) for the year. The *Financial Condition and Liquidity* section describes Placer Dome's cash position and investing activities, as well as its forward sales and options program for metal sales and foreign currency. In *Risks and Uncertainties*, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed. The *Markets* section discusses the global supply and demand fundamentals impacting the business in the year and in the year ahead. And finally, the *Outlook* section outlines Placer Dome's 2002 view of production and costs, exploration and development priorities, and earnings sensitivities.

All amounts are in millions of US dollars, except where otherwise indicated.

All amounts are in millions of US dollars, except where otherwise indicated	2001	2000	1999
Sales	$ 1,223	$ 1,413	$ 1,162
Mine operating earnings			
Gold	275	360	342
Copper	69	89	(3)
Other	(9)	(8)	—
	335	441	339
Net earnings (loss)	(133)	(92)	35
Cash flow from operations	364	390	346
Gold			
Consolidated production (000s ozs)[i]	2,776	3,024	3,212
Cash cost ($/oz)[i]	158	157	163
Total cost ($/oz)[i]	228	230	233
Consolidated sales (000s ozs)	2,876	3,093	3,192
Price realized ($/oz)	326	346	342
London spot price ($/oz)	271	279	279
Copper			
Consolidated production (000s lbs)	417,160	430,210	109,423
Cash cost ($/lb)	0.44	0.45	0.50
Total cost ($/lb)	0.58	0.64	0.73
Consolidated sales (000s lbs)	420,338	436,645	106,864
Price realized ($/lb)	0.74	0.82	0.71
London spot price ($/lb)	0.72	0.82	0.71

(i) Placer Dome's share of gold production, cash and total production costs were 2,756,000 ozs, $160/oz and $233/oz in 2001, 2,984,000 ozs, $159/oz and $232/oz in 2000, and 3,149,000 ozs, $159/oz and $231/oz in 1999, respectively.

1. Overview

- Consolidated loss under US GAAP for 2001 was $133 million or $0.41 per share, compared with a loss of $92 million or $0.28 per share in 2000 and net earnings of $35 million or $0.11 per share in 1999. Return on net assets[ii] for the year was a loss of 4.2% compared with a loss of 0.5% in 2000 and a return of 6.8% in 1999.
- In 2001, Placer Dome recorded write-downs totalling $301 million. In the third quarter, Placer Dome wrote off and recorded provisions totalling $292 million related to the Getchell project after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset.
- Excluding unusual items, consolidated net earnings were $133 million ($0.41 per share) for 2001, $133 million ($0.41 per share) for 2000 and $103 million ($0.32 per share) for 1999.

	2001	2000	1999
Net earnings (loss)	$ (133)	$ (92)	$ 35
Unusual items, net of tax			
Write-downs of mining interests	301	328	40
Kidston cumulative translation gain	(21)	—	—
Gain on sale of Zaldívar water rights	—	(49)	—
Unusual tax adjustments	(27)	(49)	(12)
(Gain) loss on common share investments	—	(8)	19
Unrealized non-hedge derivative losses (gains)	11	(17)	(27)
Merger and restructuring costs	2	3	38
Change in accounting policy	—	17	10
Earnings before unusual items[ii]	$ 133	$ 133	$ 103
Per common share	$ 0.41	$ 0.41	$ 0.32

- Cash flow from operations was $364 million, 7% lower than 2000 and 5% higher than 1999. The Corporation ended the year with $439 million in cash and short-term investments and $844 million in total debt outstanding, compared with $340 million and $878 million, respectively, at the end of 2000.

- Under Placer Dome's precious metals sales program, the Corporation realized an average price of $326 per ounce for gold, a premium of $55 per ounce over the average spot price and contributing $156 million to revenue.

- Consolidated gold production declined by 8% from 2000 levels, with 9 of the eleven consolidated gold mines experiencing lower production. Despite lower production, unit cash cost remained about the same at $158 per ounce due primarily to the favourable impact of weaker local currencies against the US dollar, as well as cost cutting and productivity improvements at a number of the operations. Copper production was down by 3% compared with the prior year due to lower recovery at the Zaldívar Mine.

- Looking ahead, Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $170 and $235 per ounce, respectively. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost, the effect of which will be to increase unit cash cost by approximately $10 per ounce to $180 per ounce, offset by a reduction in unit non-cash cost.

(i) Defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets.

(ii) The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. This is a non-GAAP earnings measure that does not have any standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other entities.

Quarterly Results

	Quarters Ended (unaudited)				Years Ended
	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
2001					
Sales	$ 341	$ 302	$ 300	$ 280	$ 1,223
Mine operating earnings	93	89	74	79	335
Operating earnings (loss)	65	54	(278)	53	(106)
Net earnings (loss)	16	33	(211)	29	(133)
Net earnings (loss) per common share	0.05	0.10	(0.65)	0.09	(0.41)
2000					
Sales	$ 383	$ 350	$ 343	$ 337	$ 1,413
Mine operating earnings	133	113	104	91	441
Operating earnings	95	(37)	79	(226)	(89)
Net earnings	29	(71)	39	(89)	(92)
Net earnings per common share	0.09	(0.22)	0.12	(0.27)	(0.28)

Canadian GAAP

Disclosure of the differences between accounting principles and practices generally accepted in the US and those generally accepted in Canada ("Canadian basis") is included in note 20 to the consolidated financial statements. Had the consolidated financial statements been prepared on the Canadian basis, the Corporation would have reported a loss of $180 million ($0.59 per share) in 2001 compared with a loss of $347 million ($1.10 per share) in 2000 and net earnings of $55 million ($0.14 per share) in 1999.

2. Financial Results of Operations

PRODUCTION AND OPERATING SUMMARY

Mine	Placer Dome's share (% of mine production)	Year	Mine operating earnings[1]	Actual 2001 and 2000 – Placer Dome's Share: Millfeed (000s tonnes)	Grade (g/t,%)	Recovery (%)	Production (ozs, 000s lbs)	Production % change	Cost per unit[2] ($/oz, $/lb) Cash	Cost per unit[2] ($/oz, $/lb) Total	Estimate 2002: Production (ozs, 000s lbs)	Cost per unit[2] ($/oz, $/lb) Cash	Cost per unit[2] ($/oz, $/lb) Total
Gold													
Canada													
Campbell	100%	2001	$ (3)	438	13.3	94.8	178,139	-22%	208	287	181,000	192	276
		2000	$ 12	473	15.7	96.2	229,408		175	237			
Dome	100%	2001	1	4,122	2.6	89.3	302,795	-4%	208	268	300,000	199	264
		2000	6	4,234	2.5	92.3	313,905		205	268			
Musselwhite	68%	2001	1	878	5.9	95.3	158,988	-5%	191	265	158,000	183	260
		2000	7	838	6.5	95.8	166,889		158	231			
United States													
Bald Mountain	100%	2001	(10)	3,777	1.5	65.3	108,393	-19%	230	365	114,000	180	258
		2000	(3)	4,416	1.6	65.9	134,469		221	296			
Cortez[3]	60%	2001	78	2,153	9.0	90.7	712,850	+18%	83	161	602,000	139	188
		2000	92	2,087	9.5	87.9	605,953		60	136			
Getchell[4]	100%	2001	–	–	–	–	3,111		–	–	56,000	–	–
Golden Sunlight	100%	2001	5	2,338	3.2	80.9	195,507	-8%	101	249	127,000	182	211
		2000	4	2,347	3.4	82.0	212,266		103	243			
Papua New Guinea													
Misima[5]	80%	2001	8	4,590	1.0	89.1	133,282	-23%	186	218	117,000	195	217
		2000	(1)	4,869	1.2	90.7	174,210		234	289			
Porgera	50%	2001	8	2,881	4.9	81.6	380,311	-16%	179	250	338,000	245	301
		2000	19	3,011	5.8	78.9	455,217		132	236			
Australia													
Granny Smith	60%	2001	20	2,180	3.3	91.1	208,306	-16%	167	181	248,000	127	169
		2000	24	2,435	3.5	89.7	247,229		207	221			
Kidston	70%	2001	6	2,392	1.4	86.0	103,403	-40%	166	217	–	–	–
		2000	(5)	5,148	1.3	83.1	170,936		221	302			
Osborne[6]	100%	2001	n/a	1,487	1.1	80.2	41,706	+21%	n/a	n/a	33,000	n/a	n/a
		2000	n/a	1,470	0.9	79.3	34,575		n/a	n/a			
Chile													
La Coipa[7]	50%	2001	(4)	3,174	0.7	82.4	58,425	-23%	204	297	94,000	210	292
		2000	(3)	3,006	0.8	83.4	76,141		226	298			
South Africa													
South Deep	50%	2001	5	678	8.1	97.2	171,126	+5%	196	235	199,000	202	240
		2000	8	609	8.5	97.5	162,628		193	220			
Metals hedging revenue		2001	156										
		2000	199										
Total Gold[2]		2001	$ 275				2,756,342	-8%	160	233	2,567,000	180	235
		2000	$ 360				2,983,826		159	232			
Copper													
Osborne[6]	100%	2001	12	1,487	3.5	95.6	108,496	+4%	0.50	0.62	93,400	0.56	0.66
		2000	7	1,470	3.4	96.2	104,519		0.51	0.74			
Zaldivar	100%	2001	50	16,458	1.2	69.6	308,664	-5%	0.42	0.56	327,500	0.44	0.60
		2000	83	16,458	1.2	73.7	325,691		0.41	0.59			
Metals hedging revenue		2001	7										
		2000	(1)										
Total Copper		2001	$ 69				417,160	-3%	0.44	0.58	420,900	0.47	0.61
		2000	$ 89				430,210		0.45	0.64			
Other		2001	(9)										
		2000	(8)										
Consolidated Mine Operating Earnings[1]		2001	$ 335										
		2000	$ 441										

Notes: Refer to page 36 of this report for the notes to the Production and Operating summary. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost in accordance with the Gold Institute's revised disclosure standard. Accordingly, the Estimate 2002 cash and total production costs are based on this new standard. The mines that will be impacted by this change are the following with their 2001 deferred stripping cost per ounce as indicated: Bald Mountain ($50/oz), Cortez ($38/oz), Golden Sunlight ($22/oz), Porgera ($28/oz) and La Coipa ($9/oz).

2001 compared with 2000

Mine operating earnings were $335 million in 2001, 24% lower than 2000 due primarily to lower contribution from gold.

Gold operating earnings declined by 24% in 2001 to $275 million compared with 2000 due primarily to a 13% decline in sales revenue. Gold sales revenue was $927 million in 2001 compared with $1,063 million in the prior year reflecting a 7% decline in sales volume and a $20 per ounce decrease in the average realized price. Consolidated gold production declined by 8% to 2,776,000 ounces compared with the prior year with 9 of the eleven consolidated gold mines experiencing lower production. Consolidated cash and total production costs per ounce for the year were $158 and $228, respectively, compared with $157 and $230, respectively, in 2000. Despite the impact of lower production, unit cash costs in 2001 were substantially the same as last year due primarily to the favourable impact of weaker local currencies against the US dollar, as well as cost cutting and productivity improvements at a number of the operations. For the 12-month period ended December 31, 2001, the Canadian, Australian, Papua New Guinean, Chilean and South African currencies weakened by 6%, 9%, 24%, 15% and 58%, respectively relative to the US dollar.

Copper operating earnings of $69 million in 2001 were 22% lower than 2000 with a 9% improvement in unit total production costs being more than offset by a 15% decline in sales revenue. Copper sales revenue was $291 million compared with $343 million in 2000, reflecting declines of 4% in sales volume and 10% in the average realized price. Consolidated copper production was 417.2 million pounds (189,220 tonnes), 3% down from last year due to lower production from the Zaldívar Mine. Consolidated cash and total production costs per pound of copper were $0.44 and $0.58, respectively, compared with $0.45 and $0.64, respectively, in 2000. The $0.06 per pound decline in unit total production costs in 2001 reflects lower depreciation charges resulting from the 2000 year-end reserve increase at the Zaldívar Mine and the asset write-down at the Osborne Mine.

Canada

- At the **Campbell Mine**, production in 2001 declined by 22% compared with the prior year due to the impact of the rock burst and seismic activity experienced in 2000, causing the re-sequencing of planned mining areas. Production was also curtailed in the first quarter by a planned 10-day shut down of the mill to replace the ball mill bull gear. In October 2001, a revised mine plan was completed, securing production for Campbell over the next eight years with production averaging about 180,000 ounces for the next three years. Exploration drilling on the DC Zone has returned positive results, and the focus in 2002 will be to convert part of this zone into new reserves which is expected to have a positive impact on Campbell's future mine life and production rate.
- Both the **Dome** and **Campbell** mines have made changes to their operations to reduce costs, resulting in some layoffs and also contractor demobilization at Campbell.
- At the **Musselwhite Mine**, Placer Dome's share of gold production in 2001 was 5% lower than 2000 primarily due to a 9% decline in head grade. In the third quarter, mine production was hampered by the failures of several cement backfill pillars, and production from the affected areas were replaced with lower grade stopes and stockpiled ore. Mine production returned to normal levels by the end of the year. In 2002, unit cash and total production costs are expected to decline with the commissioning of the underground conveyor in the second quarter.

United States

- Placer Dome's share of production from the **Cortez Mine** in 2001 was 18% higher than 2000 due to heap leach production from South Pipeline coming on stream in the second quarter and higher contribution from the sale of carbonaceous ore. Unit cash and total production costs are higher in 2001 due to higher costs associated with South Pipeline and higher amortization related to Pipeline Stage 3 production. In October 2001, the Cortez Joint Venture entered into an agreement with Barrick Goldstrike Mines Inc. ("Barrick") to sell 270,000 tonnes (100% basis) of carbonaceous ore grading approximately 8 grams per tonne, with an option for Barrick to purchase an additional 180,000 tonnes of ore. Ore delivery commenced in the fourth quarter of 2001, concurrent with the completion of the ore sale agreement with Anglo Gold-Meridian's Jerritt Canyon Joint Venture. Gold production in 2002 is expected to be 16% lower than 2001 due to lower grades and lower contribution from carbonaceous ore sales. Cash and total production costs per ounce are expected to rise by about 67% to $139 per ounce and 17% to $188 per ounce, respectively, compared with 2001 due to higher costs associated with South Pipeline. The increase in unit cash cost is also due to the reclassification of deferred stripping amortization expense from non-cash to cash cost (the amount of deferred stripping cost in 2001 was $38 per ounce).

- With **Golden Sunlight** approaching the end of its mine life, gold production in 2001 was 8% lower than 2000. Initially, pit mining was planned for completion in early 2002, but now has been extended to the second quarter of 2003. Milling of stockpiled ore will essentially be completed by mid-2002 when the ramp pit will then go into production. Golden Sunlight has a power contract in place through till the end of its mine life.

- In the third quarter of 2001, Placer Dome wrote off and recorded provisions totalling $292 million related to the **Getchell Mine** after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations. The mine has been put on care and maintenance with a remaining crew of approximately 40 employees. Also, Getchell has entered into an agreement to sell surface stockpiled ore to Newmont for processing at its nearby Twin Creeks facility, which delivery will take place in 2002.

Australia and Papua New Guinea

- At the **Porgera Mine**, Placer Dome's share of production in 2001 was 16% below 2000 levels, though higher than expected, due to the depletion of open pit Stage 3 ore in mid-year and the transition to Stage 4 production. The increase in unit total cost reflects the lower production partially offset by lower depreciation resulting from the write-down recorded in 2000. In 2001, the Porgera Joint Venture approved the development of Stage 5 of the open pit, as well as the re-commencement of underground mining. In 2002, Placer Dome's share of gold production is expected to be around 338,000 ounces, 11% lower than 2001 due to lower grades. Unit cash and total costs in 2002 are expected to rise to $245 and $301 per ounce, respectively. The increase in unit cash cost is due to the reduced production level, as well as the reclassification of deferred stripping amortization expense from non-cash to cash costs (the amount of deferred stripping cost in 2001 was $28 per ounce).

- At the **Granny Smith Mine**, Placer Dome's share of production in 2001 was 16% lower than 2000 due to lower head grade from the Sunrise pit and lower throughput as a result of an increase in ore hardness. Unit production costs have improved by about 18% over 2000 due to cost reduction measures and efficiency improvements made in the year. Development of the Wallaby deposit was ahead of schedule and commenced production in the fourth quarter. In 2002, production is expected to increase by 19% over 2001 levels with higher grade Wallaby deposit reaching full production capacity.

- Mining was completed at the **Misima Mine** on May 26, 2001 and production for the remainder of the year was from the processing of stockpiled ore. Stockpile milling is anticipated to continue into 2004. At Misima, despite a 23% decrease in production, cash and total costs per ounce for the year were 21% and 25% lower than 2000 due to cost control measures undertaken during the wind-up phase and lower depreciation associated with the ceased mining activity.

- Mining at the **Kidston Mine** was completed on June 28, and the end of its life was marked by its last major gold pour on July 11, 2001. The plant and equipment has been sold and reclamation is on-going.

South Africa

- At the **South Deep Mine**, Placer Dome's share of production in 2001 was 5% higher than 2000 due to higher throughput. Despite the increased production and the favourable impact of a weakening Rand relative to the US dollar, unit cash costs were 2% higher than 2000. The higher than expected costs resulted from production in the second quarter being disrupted by a labour dispute that was settled after a 5-day strike, the slower build-up of production from the more efficient trackless areas than originally projected, as well as processing higher throughput at lower grades. A labour contract offer was presented to South Africa's National Union of Mineworkers in July and was accepted by its members in August. This agreement remains in effect until the end of June 2003.

- Work continued on the development of the South Deep Twin Shaft project. Sinking of the vent shaft to its ultimate depth of 2,760 meters was completed in the first quarter of 2001. The vent shaft is currently being used to kibble hoist development waste from the 94 and 100 level. At the end of 2001, the main shaft was at a depth of 2,948 meters and it is expected to reach its ultimate depth of 2,990 meters in the first quarter of 2002. Advance of the shaft slowed through the second quarter of 2001 after encountering a shale sequence. The current plan will see the main shaft completed and commissioned in the second half of 2003 and the vent shaft commissioned by the second half of 2004. Also, construction of the new 7,350 tonnes per day mill commenced in the first quarter of 2001 and is now scheduled for commissioning in the second quarter of 2002. The initial life of mine plan had estimated completion of the project by the end of 2003. However this plan did not contemplate main shaft sinking delays, as a result of poor ground conditions suffered for a period of approximately nine months during 2001, and delays to production build-up caused by logistic bottlenecks on the main 95 level tramming access to the South Deep project. These bottlenecks, resulting from high construction and operations activity, will be significantly reduced when the new South Deep main shaft is commissioned. A new life of mine plan, incorporating the new project completion dates and information on productivity, costs and grade, was initiated in the fourth quarter of 2001 and will be available by mid-2002.

- Gold production in 2002 is expected to be 16% higher than 2001 due to higher throughput resulting from the increased contribution from mechanized mining, though cash cost per ounce is anticipated to be 3% higher. Factors impacting costs during 2002 include higher throughput, lower average grades (15% lower as was anticipated under the current mine plan), as well as higher labour costs. Also in the first quarter of 2002, a review of the organizational structure and business process at South Deep is expected to result in a restructuring.

Chile

- At the **Zaldívar Mine**, copper production in 2001 declined by 5% compared with 2000 due primarily to lower recovery caused by the higher amount of sulphide ore. The final stages of the change over to dynamic stacking/leaching are nearing completion with the commissioning of the bucket wheel reclaim system and associated conveyors in the fourth quarter of 2001. In 2002, production is targeted at 327.5 million pounds (148,550 tonnes), 5% higher than 2001 due to a higher percentage of faster leaching oxide ore and recovery improvements implemented during 2001. Cash and total costs are expected to rise to $0.44 and $0.60 per pound, respectively, due to higher costs and depreciation charges.

2000 compared with 1999

Mine operating earnings were $441 million in 2000, 30% higher than 1999 due primarily to the increase in contribution from copper.

Gold operating earnings in 2000 were 5% higher than 1999 levels due to a $3 per ounce reduction in total unit production costs, partially offset by lower sales revenue. Despite an increase of $4 per ounce in the average realized price, gold revenue declined by 3% in 2000 to $1,063 million due to a 3% decrease in sales volumes reflecting a decrease in the production level. Consolidated gold production declined by 6% from 1999 levels to 3.02 million ounces reflecting the absence of production from the Getchell and Detour Lake mines and lower grades at the Cortez and Granny Smith mines, partially offset by higher production at a number of the operations. Consolidated cash and total production cost for gold decreased to $157 and $230 per ounce, respectively, compared with $163 and $233 per ounce in 1999, reflecting operating efficiencies achieved in the year and weaker local currencies relative to the US dollar.

Copper mine operating earnings were $89 million in 2000 compared with a loss of $3 million in 1999. The increase was due to the contribution of $83 million from the Zaldívar Mine, which became wholly-owned in December 1999 (prior to the acquisition of the remaining interest, the 50%-owned mine was accounted for on an equity basis), as well as higher realized prices and lower production costs. As a result of the Zaldívar acquisition, copper revenue increased to $343 million in 2000 from $61 million in 1999 and consolidated copper production increased to 430.2 million pounds (195,140 tonnes) from 109.4 million pounds (49,630 tonnes). Consolidated cash and total production costs per pound of copper were $0.45 and $0.64, respectively, compared with $0.50 and $0.73, respectively, in 1999.

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce of gold, in accordance with the Gold Institute Standard, are as follow:

	2001	2000	1999
Direct mining expenses	$ 168	$ 167	$ 175
Stripping and mine development adjustment	(17)	(16)	(19)
Third party smelting, refining and transportation costs	1	1	1
By-product credits	(2)	(2)	(2)
Cash operating costs per ounce	150	150	155
Royalties	6	5	5
Production taxes	2	2	3
Total cash costs per ounce	158	157	163
Depreciation	43	36	37
Depletion[i]	19	29	27
Reclamation and mine closure	8	8	6
Total production costs per ounce	$ 228	$ 230	$ 233

(i) Includes the amortization of deferred stripping costs.

Consolidated Gold Production Costs per Ounce

Consolidated cash and total production costs per ounce for gold mine operations have been derived from amounts included in sales revenues, cost of sales and depreciation and depletion in the Consolidated Statements of Earnings as follows:

(in millions of dollars except production and cost per ounce)	2001	2000	1999
Cost of sales related to gold operations	$ 471	$ 497	$ 547
By product credits included in sales revenue	(4)	(6)	(6)
Inventory adjustments	(17)	2	–
Reclamation costs	(25)	(24)	(19)
Other	(5)	(5)	(3)
Production costs for purposes of calculating the cash production cost per ounce	$ 420	$ 464	$ 519
Gold produced (000's ozs)[i]	2,664	2,950	3,179
Cash production cost per ounce	$ 158	$ 157	$ 163
Depreciation and depletion related to gold operations	$ 163	$ 190	$ 204
Reclamation costs	25	24	19
Non-cash production costs for purposes of calculating the total production cost per ounce	$ 188	$ 214	$ 223
Gold produced (000's ozs)[i]	2,664	2,950	3,179
Non-cash production cost per ounce	$ 70	$ 73	$ 70
Total production cost per ounce	$ 228	$ 230	$ 233

(i) Excludes production by Osborne as it produces copper concentrate with gold as a by-product, and carbonaceous ore sale from Cortez.

3. Other Income and Expenses

General and Administrative Expenses

General and administrative expenses were $39 million in 2001, at the same level as 2000 and $4 million lower than 1999.

Exploration Expense

	2001	2000	1999
Minesites	$ 20	$ 16	$ 13
Getchell, Nevada	4	21	13
Donlin Creek, Alaska	—	2	4
Other	20	17	26
	$ 44	$ 56	$ 56

Exploration expense was $44 million in 2001, $12 million lower than 2000 and 1999. Minesite exploration, where the probability of success and benefit is highest, was increased to $20 million in 2001 compared with $16 million and $13 million in 2000 and 1999, respectively.

Technology, Resource Development and Other Expenses

	2001	2000	1999
Getchell standby costs	$ 30	$ 28	$ 15
Technology	7	5	2
Gold marketing	6	3	3
Pueblo Viejo	3	—	—
Las Cristinas standby costs	2	6	5
Aldebarán acquisition, feasibility and holding costs	1	8	14
Other	6	4	4
	$ 55	$ 54	$ 43

Standby costs for Getchell and Las Cristinas relate to ongoing site costs from July 1999, subsequent to the suspension of Getchell's mining operations and Las Cristinas' mine construction. Technology expenditures relate to the research and development for improved methods of locating, extracting and processing ore at lower costs and with less risk and disturbance to the environment, as well as the exploitation of opportunities to reduce procurement and supply costs through information technology (e-commerce) and business process optimization. In January 2000, Placer Dome completed the final feasibility study on the Aldebarán property in Chile, and concluded that the project was not economic at current prices. Of the $8 million Aldebarán costs incurred in 2000, $5 million related to the accrual for outstanding commitments to Bema Gold Corporation.

Merger and Restructuring Costs

Merger and Restructuring costs were $2 million in 2001, $4 million in 2000 and $49 million 1999. The amount in 1999 comprised of $18 million ($16 million after tax) related to the merger with Getchell and $31 million ($22 million after tax) related to downsizing at the corporate and regional offices, the Getchell and South Deep mines and the Las Cristinas project.

Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Impairment evaluations for the operating assets consist of comparing the estimated undiscounted future net cash flows for each asset with its carrying value, and where the cash flows are less, a write-down to estimated fair value is recorded.

Mine asset impairment analyses were performed using a long-term gold price of $275/oz. for 2001, $300/oz. for 2000 and $325/oz. for 1999. For short-lived mines and stockpiled ore, a gold price of $275/oz. was used in 2001 and 2000, and $290/oz. in 1999. In each of the three years, the Corporation determined that write-downs of the carrying values of certain assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

In 2000, a $377 million non-cash charge ($328 million after tax), comprised of $147 million for Porgera, $116 million for Las Cristinas, $66 million for Getchell, $45 million for Osborne and $3 million at Bald Mountain, was recorded. At Porgera, the write-down comprised of reductions to stockpiles ($9 million), capitalized development ($38 million) and the remaining excess purchase price ($100 million) which arose in 1997 with the acquisition of Highlands Gold Limited for the additional 25% interest in the Porgera Mine. The provision at Getchell included a write-down of $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. The provision at Osborne primarily related to capitalized development costs. In the second quarter of 2000, the Corporation wrote off its investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current or foreseeable gold prices. On July 13, 2001, Placer Dome's wholly owned subsidiary, Placer B-V Limited ("PBV") sold all of its shares of Placer Dome de Venezuela C.A. ("PDV"). PDV held a majority interest in Minera Las Cristinas ("MINCA"), the corporation formed to develop the Las Cristinas property. PBV will retain an interest in the gold and copper revenues generated by the Las Cristinas property and will, under certain circumstances, have the right to re-acquire the shares.

In 1999, the Corporation recorded non-cash write-downs of $46 million. Due to inadequate gold prices, development of Stage 5B at the Golden Sunlight Mine ceased, resulting in the write-off of $27 million of deferred development. In 1999, the Corporation also recorded other non-cash provisions of $19 million, of which $14 million was related to additional provisions for post-closure reclamation for certain of the Corporation's existing and past mining interests. The after-tax cost of the write-downs and provisions totalled $40 million.

While the estimates incorporated in the calculations for the asset impairment evaluations were based on historic and anticipated processing costs and operational results, these variables are subject to a number of uncertainties including the ultimate gold content of the ore, the efficiency of the gold recovery and the ultimate costs to extract and process the ore. Should the gold price fall below the $275 per ounce level over the longer term or should some of the other assumptions prove incorrect, additional asset impairment provisions may be required.

Non-hedge Derivative Gains (Losses)

	2001	2000	1999
Realized non-hedge derivative gains (losses)			
Metals	$ –	$ –	$ 14
Currency	(18)	(62)	(8)
Unrealized non-hedge derivative gains (losses)			
Metals	4	14	(10)
Currency	(15)	11	50
	$ (29)	$ (37)	$ 46

In 2001 and 2000, Placer Dome realized losses of $18 million and $62 million, respectively, on currency derivatives, primarily on forward purchases of the Australian dollar. The loss reflected a substantial weakening of the Australian and Canadian currencies relative to the US dollar over the period which these instruments were held. The unrealized non-hedge derivative gains (losses) relate to the change in mark-to-market values of foreign currency forward and option contracts and certain metals option contracts.

Investment and Other Business Income

	2001	2000	1999
Interest income	$ 16	$ 18	$ 27
Kidston cumulative translation gain	21	–	–
Gain on sale of water rights and related interest income	6	76	–
Gains on investments and assets	–	9	2
Write-downs on investments in common shares of mining companies	–	–	(19)
Gains on redemption of preferred securities	–	5	2
Other	(1)	14	1
	$ 42	$ 122	$ 13

Despite higher cash and investment balances throughout 2001, interest income was $2 million lower than the prior year due to lower short-term interest rates. The decline in interest income in 2000 from 1999 was due to lower investment balances as a result of the South Deep and Zaldívar acquisitions in April and December 1999, respectively. In the third quarter of 2001, with the shut-down of the Kidston Mine, Placer Dome realized a gain of $21 million on the cumulative translation adjustment on its investment, the amount of which was previously recognized in accumulated other comprehensive income. In December 2000, Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. This resulted in a pre-tax gain of $76 million ($49 million after tax) on a discounted basis. In 2000, included in gains on investments and assets was $8 million, recorded in the first quarter, related to the disposal of the Corporation's common share investment in Vengold Inc. Of the $14 million in other income in 2000, $7 million was related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

Interest and Financing Expense

Interest and financing costs were $76 million in 2001 compared with $79 million in 2000 and $82 million in 1999. Of these amounts, $6 million were capitalized in 2001, $4 million in 2000 and $2 million in 1999 in connection with construction projects. The lower level of interest and financing expenses in 2001 reflects the debt repayments made in 2001 and 2000.

Other Items Affecting Earnings

Excluding the impact of mine asset write-downs, the cumulative translation adjustment gain, certain one time tax adjustments, merger and restructuring costs and common share investment adjustments, the effective tax rates were 15% in 2001, 36% in 2000 and 47% in 1999. The lower 2001 tax rate reflects certain favourable tax rulings and settlements. Also, tax rates over the last three years have declined due in part to tax rate reductions in a number of jurisdictions where Placer Dome's operations are located. (See note 8 to the consolidated financial statements for further information).

Equity in earnings of associates represents Placer Dome's equity share in the results of the Zaldívar Mine up until December 13, 1999 when it became a wholly owned subsidiary and La Coipa Mine. Equity in the results of associates was a loss of $1 million in 2001 compared with a loss of $4 million in 2000 and earnings of $23 million in 1999.

Effective January 1, 2000, Placer Dome adopted Staff Accounting Bulletin ("SAB") No. 101 of the US Securities and Exchange Commission which provides guidance on the recognition, presentation, and disclosure of revenues in financial statements. This was applied retroactively from January 1, 2000 with an adjustment totalling $17 million (net of income taxes of $5 million) being recorded in the first quarter of that year. The adjustment resulted from SEC's clarification on its view of when gold is considered to be in a saleable form.

Effective January 1, 1999, Placer Dome adopted AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). Under SOP 98-5, costs incurred during the start-up phase of a project are expensed as incurred. This was applied prospectively with prior years' adjustments totalling $10 million after-tax recorded in 1999 of which $8 million was related to the Getchell Mine.

4. Financial Condition and Liquidity

Cash flow from operations was $364 million in 2001 compared with $390 million and $346 million in 2000 and 1999, respectively. The decrease of 7% from 2000 primarily reflects lower cash earnings and expenditure of approximately $30 million on reclamation, partially offset by a decrease in the investment in non-cash working capital. The net decline in non-cash working capital primarily reflects a draw-down of product inventory and collection of trade receivables due to the timing of sales and changes in the terms of certain sales contracts. The increase in cash flow from operations of $44 million or 13% in 2000 over 1999 reflects higher cash earnings, partially offset by an increase in the investment in non-cash working capital. Cash flow from operations in 1999 was also negatively impacted by merger and restructuring costs of $49 million.

Investing Activities

Total funds invested in property, plant and equipment over the last three years are detailed below.

	2001	2000	1999
South Deep development	$ 51	$ 43	$ 26
Wallaby development	34	—	—
Zaldivar dynamic pad project	31	5	—
Porgera deferred development	30	26	20
Getchell development	14	32	49
Cortez deferred development	6	21	25
Las Cristinas project	—	—	14
Other	56	62	70
	$ 222	$ 189	$ 204

Development at South Deep primarily related to the main shaft and underground development. Development at Getchell primarily consisted of definition drilling at the Turquoise Ridge and Getchell deposits, as well as development of the main access decline and the hangingwall drifts to access the N Zone. In 2000, investing activities also included sales proceeds of $17 million of which $9 million were related to the disposal of shares of Vengold Inc.

Acquisitions of mining assets in 1999 included the purchase of a 50% joint venture interest in South Deep at a cost of $252 million, the purchase of the remaining 50% interest of Compañia Minera Zaldívar at a cost of $251 million ($209 million net of cash acquired) and a merger with Getchell Gold Corporation through a share exchange of 2.45 Placer Dome Inc. shares for each Getchell share. The merger with Getchell was accounted for as a pooling of interests. Investing activities in 1999 also included the repayment of loans from a joint venture partner ($20 million) and from Compañia Minera Zaldívar ($14 million).

Financing Activities

Consolidated short and long-term borrowings were $844 million at December 31, 2001, compared to $878 million at the end of 2000. Financing activities in 2001 included debt repayments of $30 million, net capital lease repayments of $6 million and short-term borrowings of $2 million, as well as dividend payments of $38 million. In 2000, the Corporation retired $28 million of long-term debt at a cost of $23 million, made capital lease payments of $8 million, repaid $31 million of short-term debt and paid dividends of $35 million. In 1999, the Corporation assumed $48 million of additional debt through its acquisitions, retired $39 million of long-term debt at a cost of $37 million, repaid $25 million of short-term debt, entered into $3 million of new capital leases and paid dividends of $29 million. In 1999, the Corporation also repaid $10 million of long-term accrued interest on certain debts, the effect of which was reflected within operating activities.

Cash Resources and Liquidity

At December 31, 2001, Placer Dome had cash and short-term investments of $439 million resulting in working capital of $499 million, compared with $340 million and $455 million, respectively, at the beginning of the year. Of Placer Dome's cash and short-term investments, $408 million was held by the Corporation and its wholly-owned subsidiaries and $31 million by other subsidiaries. In September 2001, Placer Dome renewed the 364-day revolving term portion of its credit facilities with an international consortium of banks at an amount of $304 million, a reduction of $46 million from the previous facilities. Including the fully committed facility of $400 million (through to 2005) and other minor lines, Placer Dome had approximately $720 million of undrawn bank lines of credit available at December 31, 2001.

In 2002, the Corporation plans to further reduce its long-term debt by $30 million with the scheduled maturity of a portion of its medium-term notes.

At December 31, 2001, Placer Dome has outstanding commitments aggregating $16 million under capital expenditure programs at the South Deep and Granny Smith mines.

Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. There are no margin call provisions in any of the metal counterparty agreements.

Specific limits are set as a declining percentage of planned production in each of the next 15 years. These limits are set out in policies approved by the Board of Directors. Under its programs, Placer Dome has established the minimum prices it expects to receive (or pay) in the future for a portion of metal sales (and foreign currency production costs), through a combination of forward sales contracts and options. Under the metal sales program, forward sale and call and cap option commitments represent approximately 29%, 76% and 20%, and put options represent approximately 33%, 51% and 7% of 2002 projected gold, silver and copper production, respectively.

On January 1, 2001, Placer Dome adopted US Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments. The standards require recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instrument and whether it qualifies for hedge accounting as defined in SFAS 133 and 138 (note 2 (a)).

Precious Metals

At December 31, 2001, Placer Dome has committed a total of 7.92 million ounces under its gold sales program, or approximately 18% of reserves, at an average price of $400 per ounce for delivery over a period of 13 years. The consolidated precious metal sales program consisted of the following (see note 17 of the consolidated financial statements for detailed allocations):

	Quantity (millions of ozs)	Average Price ($/oz)
Gold		
Fixed forward and fixed interest floating lease rate contracts	7.03	415
Call options sold and cap agreements	1.74	357
Call options purchased	0.85	437
Total committed ounces	7.92	
Put options purchased	0.24	295
Put options sold	0.54	263
Silver		
Fixed forward contracts	3.10	5.57
Call options sold	1.70	7.44
Total committed ounces	4.80	
Put options purchased	2.95	5.49

On December 31, 2001 based on the spot gold price of $277 per ounce and a spot silver price of $4.53 per ounce, the mark-to-market value of Placer Dome's precious metals sales program was approximately $490 million. The amount reflects the value that could have been received from counterparties if the contracts were closed out at year end and is not an estimate of future gains which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price.

The year-over-year change in the mark-to-market value of Placer Dome's precious metals sales program is detailed as follows:

Mark-to market value at December 31, 2000	$ 497
Value realized	(156)
Change in spot price	(26)
Positions added	18
Accrued contango	124
Change in volatility, rates	33
Mark-to market value at December 31, 2001	$ 490

Copper

At December 31, 2001, Placer Dome's copper sales program consisted of the following for delivery over the next 12 months (see note 17 of the consolidated financial statements for detailed allocations).

	Quantity (millions of lbs)	Average Price ($/lb)
Copper		
Forward contracts	56.2	0.70
Call options sold	32.0	0.73
Total committed pounds	88.2	0.71
Put options sold	28.7	0.64

The mark-to-market value of the copper sales program on December 31, 2001 was approximately $0.6 million based on a spot copper price of $0.66 per pound.

Currencies

As at December 31, 2001, Placer Dome's currency forward and option contracts consisted of the following for delivery over the next 5 years (see note 17 of the consolidated financial statements for detailed allocations).

	Quantity (millions of US$)	Average Price (per US$)
Canadian dollars		
Fixed forward contracts	22	1.5140
Put options sold	36	1.5572
Total committed dollars	58	1.5402
Call options purchased	34	1.4935
Australian dollars		
Fixed forward contracts	126	1.9531
Put options sold	84	1.4997
Total committed dollars	210	1.7718
Call options purchased	144	1.3912

At December 31, 2001, if Placer Dome closed out its currency derivative program, the cost would have been approximately $26 million (based on foreign exchange rates of CAD/USD—1.5926; AUD/USD—1.9554).

5. Risks and Uncertainties

Placer Dome's profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also exists to fluctuations in currency exchange rates, political risk and varying levels of taxation. Global primary gold production is lower than primary gold demand. However, due to the substantial above ground stocks of gold, the price of gold is determined primarily by the mobilization of these stocks, approximately 25% of which are held by central banks and International Monetary Fund ("IMF"). Accordingly the price of gold is exposed to the risk of decline should above ground stocks, either through selling or lending gold come into the market. Inflation has not had any material adverse impact on Placer Dome's operations over the last three years.

Placer Dome seeks to manage certain of the exposures through its currency and commodity risk management programs, and by maintaining appropriate liquidity and a conservative level of debt. Placer Dome also manages risks through its global geographic diversification and a decentralized management structure whereby regional management focuses on local and regional issues. Placer Dome manages its exposure to political risk in many ways including social and economic programs in host countries, the purchase of political risk insurance, and, in some cases, through project financing. In 1998, Placer Dome obtained political risk insurance coverage with a consortium of international insurers for its investments in developing countries around the world. The policy provides Placer Dome an aggregate coverage of $400 million for political risk over a five-year term to 2003. Placer Dome is also subject to significant taxes and organizes its business to minimize its tax liability over the long-term.

Placer Dome competes with other mining companies for mining claims and leases on exploration properties and the acquisition of gold mining assets. Placer Dome undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Environmental laws and regulations are continually evolving in all regions in which Placer Dome conducts its activities. Placer Dome has a policy of sustainable development that establishes guiding principles for the actions of Placer Dome and its employees in the areas of corporate commitment, public responsibility, social progress, environmental stewardship and economic benefits. The Corporation is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. As at December 31, 2001, Placer Dome has estimated its share of reclamation and other post-closure obligations to be incurred for existing and past mining interests to be $236 million. This is a reduction from the estimate of $250 million in the prior year due to the spending of approximately $30 million on reclamation and post-closure costs in 2001, offset by increases in closure estimates at a number of mine sites. The aggregate accrued obligation as at December 31, 2001 was $130 million. Over the next 3 years, Placer Dome anticipates it will spend approximately $17 million on reclamation and closure at the Golden Sunlight, Misima and Kidston mines, which amount has been fully provided for.

In the US, much of the Corporation's reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. There have been numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. These include the issuance, on November 21, 2000 by the US Department of Interior, of a final rule that took effect on January 20, 2001 amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. On October 30, 2001, the BLM issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the US District Court for the District of Columbia. Placer Dome continues to formulate strategies and alternatives to respond to the potential adverse impact of these regulatory developments. (See note 18(d) of the consolidated financial statements for further information)

The Corporation's share of proven and probable reserves at year-end 2001, calculated using an appropriate cut-off grade associated with an average long-term gold price of $275 per ounce, was estimated to be 44.5 million ounces of gold. The Corporation maintains an equity interest or back-in right in certain advanced exploration projects that may, under conditions of higher metal prices or through the advancement of certain technologies, contain measured and indicated resources and provide investment opportunities for the development of mining operations. In certain cases, engineering studies have been completed, establishing the conditions required to cause the reclassification. However, in keeping with the corporation's strategy of maximizing returns on investment, there is no guarantee that any of these projects will be developed even if the condition requirements are met. Projects included in this category are Mt. Milligan and Aldebarán (in the case of an equity interest) and Donlin Creek and Las Cristinas (in the case of a back-in right).

For other discussions on commitments and contingencies, see note 18 of the consolidated financial statements.

6. Markets

Gold

In reviewing the gold market in 2001, it is inevitable that many have focused on the aftermath of September 11th. The attacks resulted in a sharp rally with prices up more than $20 per ounce in five (trading) days, but there the upward move ended, making the rise smaller than the increase seen during the May 2001 rally. Considering how momentous September's events were, the rise and subsequent retracement could well be described as disappointing.

A key factor to the September rally's limited scale and lack of sustainability was the weakness of the investment response. There was some physical investment such as Japanese bar hoarding or US coin purchases, and fund activity could have been greater if they had not already been maintaining long positions but overall interest was limited. This occurred despite more favourable circumstances such as falling interest rates and greater political and economic uncertainties.

The failure of investment to lift prices suggests other factors were at work, keeping the market quite narrowly confined to a rough $260-$280 per ounce range. It is perhaps this range, rather than the twin peaks of 2001, which should be viewed as the year's main price feature. Investment was undermined by another demand side factor, the slump in fabrication, itself a result of the slowdown in the world economy. The September 11th attacks exacerbated the slowdown but their significance here can be overstated. Economic prospects were worsening beforehand and the attacks' direct effects beyond the US economy may not be great.

The resilience of this price equilibrium is partly explained by an ongoing change within jewellery demand, the developing world's growing share of jewellery consumption (this share has risen from around 50% to more than 60% over the past decade). This is important as demand in these countries is more price elastic than in the industrialized world.

The growing importance of these countries in providing a cap and a floor to prices has been further enhanced by a supply side development, the growing integration of domestic scrap markets and international bullion markets. Countries such as Thailand or Saudi Arabia have always shown a link between world prices and scrap exports but the sensitivity and speed of response now appear stronger and swifter than before. Upside breakouts therefore seem to get quickly knocked back by surging scrap and weak fabrication whilst dips below $260 per ounce have seen demand pick up and scrap volumes ease.

The range has also held firm because of the lack of other supply side factors. Central bank selling, for example, was, as expected, essentially unaltered year-on-year. The predictability of these sales is of significant importance. The 400 tonnes a year from the Central Bank Gold Agreement (CBGA) countries is already factored into the $260–$280 per ounce range. Only major deviations from this pace of selling will bring about a price shift. In 2001, however, other countries' central banks did not sell sufficient additional quantities of gold to bring about a breakout to the downside.

The change in mine output in 2001 is estimated to be less than a 1% increase. This gain was countered by producer hedging, which saw a net contraction of over 100 tonnes. The support prices got from this, however, was less than might have been expected since it is thought the majority of this fall involved delivery into contracts rather than actual buy backs. There was still one instance when hedging was price significant, the May price spike, which was to some extent a result of rumours that a hedge position was about to be closed out. The decline in hedging this year was part driven by the fall in the contango making forward sales less attractive. The South African and Australian producers did not put on further hedges given the fall in their currencies against the US dollar, which often pushed hedge books (and for the latter, currency books as well) into negative mark-to-market.

The slump in the rand and the sizeable fall in the Australian dollar also explain much of this year's substantial rise in the global production weighted price. The overall impact of currency fluctuations was not that different to 2000 as both years saw intra-year rises in the trade-weighted US dollar of just under 9%.

The effect of dollar gains was part mitigated by a general unwillingness to sell gold, due to such factors as a less certain political and economic environment on top of the fall in forward prices. (Lease rate annual averages were higher than in 2000 but that was due to volatility in March/April last year and to the rates in 2000 being historically low.)

Silver

In 2001, silver price fell to an eight-year low of $4.37 per ounce, a decline of nearly 12% year-on-year. The main reason for this was the weakness of industrial demand, in particular from the electronics sector. Supply side factors were less of an issue in exerting downward pressure on the silver price. Silver supply from nearly all of the main components appears to have fallen, including scrap supply, net official sector sales and disinvestment. Only mine production is estimated to have risen in 2001, by just over 1%.

Total fabrication demand is estimated to have fallen in 2001 by nearly 8% from last year. As noted above, lower industrial demand for silver accounted for much of the fall (which is estimated to have declined by over 20% from the record level set in 2000). The sharpest fall in silver demand was in electronics, where raw material requirements slumped, in particular in the telecommunications industry. However, silver demand from the computer-hardware sector was also sharply lower last year. Photographic uses of silver are likely to have declined in 2001, although far more modestly. A combination of weak final consumer demand and high raw material inventories, and to a lesser extent, the increasing popularity of digital technology, pushed demand lower. In contrast, jewelry & silverware demand is predicted to have risen last year, largely as a result of the strength of Indian demand prior to September.

Turning to the supply side Chinese government silver sales remained at high level although supply from this quarter was below the levels reached in 1999 and 2000. Similarly, even though mine production is thought to have risen last year, the increase is expected to be just over 1%; stronger by-product output from Kazakhstan, Peru and Mexico compensated for lower primary production in the United States. In contrast, scrap supply is estimated to have been marginally lower, due to weaker silver price in most currencies.

Finally, and in contrast to 2000, private sector disinvestment appears to have virtually dried up in 2001. This highlights how the weakness in the silver price was largely due to demand side factors.

Copper

Copper prices continued to move downward from the first of the year until early November where a sharp retracement occurred. Conversely, stocks in registered warehouses continued to climb throughout 2001 ending at its peak at year-end.

Copper prices started the year at 82.9 cents per pound and peaked at 83.3 cents in January. From there, the trend was down until the bottom was seen in early November at 59.8 cents. A sharp rally ensued to take the price to 69.9 cents before closing the year at 66.3 cents.

Market inventories started the year at 357,000 metric tonnes ("mt") and declined through the spring to 325,000 mt before closing the year at 800,000 mt. A rapid increase in metal was evidenced during the summer months due to manufacturing slowdowns. Inventory levels increased throughout the second half of the year as demand slackened considerably.

The copper price was a reflection of a weakening global economy. Global economic growth appeared to decline in late 2000 and continued into 2001. The US Federal Reserve started the year with a surprise interest rate cut and followed that with ten more cuts to lower the Federal Funds rate from 6.50% to 1.75% in an attempt to mitigate the effects of a slowing US economy. Other central banks worldwide followed the US Federal Reserve's lead in an attempt to support their own domestic economies. Despite this monetary stimulus and other fiscal stimulus in the form of tax cuts, the economy continued to struggle. The September 11th tragedy and subsequent events only shook confidence further and helped accelerate numerous negative events such as job cuts and corporate write-offs. China was the sole bright light, as copper demand remained strong. The Chinese continued their aggressive infrastructure expansion and as such were net importers through the year.

7. Outlook

Overview

Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $170 and $235 per ounce, respectively. Effective January 1, 2002, Placer Dome will reclassify amortization of deferred stripping costs from non-cash to cash cost, the effect of which will be to increase unit cash cost by approximately $10 per ounce to $180 per ounce, offset by a reduction in unit non-cash cost. (Also refer to the Financial Results of Operations section of the MD&A for the 2002 mine-by-mine outlook).

In 2002, Placer Dome's share of capital expenditures are anticipated to be about $160 million, including $52 million at South Deep for the shaft, mill and underground development, $23 million at Porgera for Stage 5 and underground development and $16 million at Cortez for new heap leach infrastructure. Exploration expenditures in 2002 will be approximately $45 million with $23 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research, development and technology advancement.

The sensitivity of annual net earnings to key price increases based on metal prices of $275 per ounce for gold, $4.75 per ounce for silver and $0.70 per pound for copper and projected 2002 sales volumes is estimated as follows:

	Price change	Net earnings (millions of $)	Earnings per share
Gold	$ 25.00/oz	$ 24	$ 0.07
Silver	0.50/oz	—	—
Copper	0.05/lb	12	0.04

Taxation

Placer Dome's profitability is dependent to a considerable extent on the level of taxation. The following table summarizes expected 2002 effective tax rates based on tax laws enacted as at December 31, 2001 for mining earnings in the principal jurisdictions in which operations are located. The summary excludes the additional Canadian taxes payable when certain foreign source mining earnings are remitted to Canada. The tax bases for mining taxes and royalties and withholding taxes differ from the tax bases for income taxes, so that the effective overall tax rates are not necessarily the sum of the various tax rates in each jurisdiction.

	Income tax	Mining tax or royalty	Withholding tax	Effective overall tax rate to Placer Dome
Canada				
Ontario	30.3%(i)	11.9%(ii)	—	42.2%
United States				
Montana	20.0%(iii)	0.9%	5.0%	24.0%(iii)
Nevada	20.0%(iii)	5.0%	5.0%	24.0%(iii)
Australia				
Queensland	30.0%	2.2%(v)	—	30.0%(vi)
Western Australia	30.0%	2.5%(vii)	—	30.0%(vi)
Papua New Guinea	30.0%(iv)	2.0%(viii)	10.0%	37.0%(vi)
Chile	16.0%	—	19.0%	35.0%(ix)
South Africa	41.0%(x)	—	—	41.0%

(i) The rate consists of the Canadian federal rate, including surtax, reduced by the resource allowance, plus the provincial rate, reduced by the resource allowance and manufacturing and processing credit.

(ii) The effective Ontario mining tax rate includes the processing allowance. The statutory mining tax rate was reduced to 14% effective January 1, 2002, and will be further reduced to 12% for 2003, and 10% for 2004.

(iii) US Federal Alternative Minimum Tax rate, which is generally relevant for US mining companies. The effective rate for Nevada and Montana does not include the mining tax, which is based on gross proceeds in Montana and net proceeds in Nevada. No Montana state income tax has been included in the effective income tax rate as a result of sufficient tax losses in this state which offset projected income from that state.

(iv) Excludes any Additional Profits Tax that might become payable.

(v) Royalty on revenue received, less an allowance for freight and insurance. The royalty rate varies based on gold and copper prices and the US to Australian dollar exchange rate. During 2001, it varied from 1.8% to 2.5%.

(vi) The effective tax rate excludes the royalty that is imposed on metal sold.

(vii) A rate of 2.5% applies, unless the average gold spot price for a quarter is less than $450 Australian dollars per ounce, in which case the rate charged on gold produced in that particular quarter is 1.25%.

(viii) Gross sales tax on metal sold. The 2% is an allowable tax deduction. Papua New Guinea value added tax legislation came into effect from July 1, 1999 and was accompanied by a reduction in customs duty. A 4% mining levy (on assessable income from mining operations) also came into effect from July 1, 1999. The mining levy (which is tax deductible) had been introduced as a result of the zero-rating of the mining sector for Value Added Tax ("VAT") purposes and to compensate the government for the loss of customs duty revenue. Announced within the 2002 National Budget, the 4% levy will be reduced to 3% effective January 1, 2002, and further reduced to 2% for 2003, 1% for 2004, and completely phased out for 2005 and thereafter.

(ix) The First Category Tax increased from 15% to 16% effective January 1, 2002 and will increase to 16.5% for 2003 and to 17% for 2004 and thereafter. The Second Category Tax is withheld upon the repatriation of earnings from Chile, and decreases to 19% effective January 1, 2002, and will decrease to 18.5% for 2003 and to 18% for 2004 and thereafter. The net effect of these changes continues to provide an overall effective corporate tax rate of 35%.

(x) Income taxes on gold mining income are formula based in the Republic of South Africa and therefore sensitive to the profitability of the mine. Gold mining companies may elect on initial filing to use one of two formulas, one subject to a secondary distribution tax ("STC") and the other which is not subject to STC. Placer Dome has elected the latter alternative. The income tax rate disclosed is the estimated weighted average tax rate over the life of the South Deep Mine.

Notes to the Production and Operating Summary on page 22:

(1) Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings", (and the related subtotals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sale, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars.

(2) Calculated in accordance with the Gold Institute Standard. Total cash production costs includes direct mining expenses, stripping and mine development adjustments, third party smelting, refining and transportation costs, by-product credits, royalties and production taxes. Total production costs comprises total cash production cost plus depreciation, depletion and reclamation provisions.

(3) In 2001, included in gold production is 66,763 ounces (2000—43,787 ounces) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs.

(4) Production from the Getchell Mine relates to third party ore sale.

(5) Silver is a by-product at the Misima Mine. At Misima, millfeed, grade, recovery and production for silver were 5,737,000 tonnes, 9.6 grams of silver per tonne, 37.9% and 653,000 ounces, respectively, for 2001, and 6,086,000 tonnes, 9.2 grams of silver per tonne, 42.3% and 770,000 ounces, respectively, for 2000.

(6) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(7) Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. At La Coipa (50%), millfeed, grade, recovery and production for silver were 3,174,000 tonnes, 90.1 grams of silver per tonne, 65.9% and 6,060,000 ounces, respectively, for 2001 and 3,006,000 tonnes, 89.8 grams of silver per tonne, 63.3% and 5,533,000 ounces, respectively, for 2000.

Management's Responsibility for Financial Reporting

To the Shareholder of Placer Dome Inc.:

The consolidated financial statements and all information in the Annual Report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management based on information available to February 14, 2002 and are in accordance with accounting principles generally accepted in the United States. Financial information presented throughout the Annual Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that financial information is accurate and reliable. The internal audit department of the Corporation conducts an ongoing program of review and evaluation of these controls and regularly reports on its findings to management and the Audit Committee.

The Audit Committee of the Board of Directors is composed of five outside Directors, and meets with management, the internal auditors and the independent auditors to assure that management is maintaining adequate financial controls and systems and to approve the annual and quarterly consolidated financial statements of the Corporation. Both the internal auditors and independent auditors have unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Ernst & Young, Chartered Accountants, who were appointed by the shareholders. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

JAY K. TAYLOR
President and
Chief Executive Officer
February 14, 2002
Vancouver, Canada

REX J. MCLENNAN
Executive Vice-President and
Chief Financial Officer

Report of Independent Chartered Accountants

The Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings (loss), shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, during 2001, the Corporation changed its policies on accounting for derivative instruments and hedging activities and its policies on accounting for certain stock options with exercise prices denominated in other than the Corporation's functional currency. During 2000 the Corporation changed its policy on revenue recognition for gold sales. During 1999, it changed its policies on accounting for start-up costs and metal call options sold.

On February 14, 2002, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada
February 14, 2002

Chartered Accountants

Consolidated Statements of Earnings (Loss)

(millions of United States dollars, except share and per share amounts, US GAAP)

Years ended December 31	2001	2000	1999
Sales (note 4(a))	$ 1,223	$ 1,413	$ 1,162
Cost of sales	658	686	594
Depreciation and depletion (note 4(b))	230	286	229
Mine operating earnings (note 4(b))	335	441	339
General and administrative	39	39	43
Exploration	44	56	56
Technology, resource development and other	55	54	43
Merger and restructuring costs (note 3(c))	2	4	49
Write-downs of mining interests (note 5)	301	377	46
Operating earnings (loss)	(106)	(89)	102
Non-hedge derivative gains (losses) (note 6)	(29)	(37)	46
Investment and other business income (note 7)	42	122	13
Interest and financing expense (note 14)	(70)	(75)	(80)
Earnings (loss) before taxes and other items	(163)	(79)	81
Income and resource tax recovery (provision) (note 8)	36	6	(62)
Equity in earnings (loss) of associates	(1)	(4)	23
Minority interests	(5)	2	3
Change in accounting policies (note 2)	—	(17)	(10)
Net earnings (loss)	$ (133)	$ (92)	$ 35
Comprehensive income (loss)	$ (153)	$ (95)	$ 39
Per common share			
Net earnings (loss) before change in accounting policies	$ (0.41)	$ (0.23)	$ 0.14
Net earnings (loss)	$ (0.41)	$ (0.28)	$ 0.11
Diluted net earnings (loss)	$ (0.41)	$ (0.28)	$ 0.11
Dividends	$ 0.10	$ 0.10	$ 0.10
Weighed average number of common shares outstanding (millions)			
Basic	327.9	327.6	326.0
Diluted	327.9	327.6	326.0

(See accompanying notes to consolidated financial statements)

Consolidated Balance Sheets
(millions of United States dollars, US GAAP)

Assets

December 31	2001	2000
Current assets		
Cash and cash equivalents	$ 433	$ 331
Short-term investments	6	9
Accounts receivable	95	143
Income and resource tax assets	7	36
Inventories (note 9)	160	196
	701	715
Investments (note 10)	58	66
Other assets (note 11)	133	142
Income and resource tax assets (note 8(e))	124	74
Property, plant and equipment (note 12)	1,683	1,975
	$ 2,699	$ 2,972

Liabilities and Shareholders' Equity

December 31	2001	2000
Current liabilities		
Accounts payable and accrued liabilities (note 13)	$ 140	$ 192
Short-term debt	2	—
Income and resource tax liabilities	25	33
Current portion of long-term debt and capital leases (note 14)	35	35
	202	260
Long-term debt and capital leases (note 14)	807	843
Deferred credits and other liabilities (note 15)	167	156
Income and resource taxes (note 8(e))	167	188
Minority interests in subsidiaries	13	12
Commitments and contingencies (note 17 and 18)		
Shareholders' equity		
Share capital (note 16)	1,259	1,248
Preferred shares—unlimited shares authorized, no par value, none issued		
Common shares—unlimited shares authorized, no par value, issued and outstanding 328,608,666 shares (2000—327,617,871 shares)		
Retained earnings	75	241
Accumulated other comprehensive income	(48)	(28)
Contributed surplus	57	52
Total shareholders' equity	1,343	1,513
	$ 2,699	$ 2,972

(See accompanying notes to consolidated financial statements)

ROBERT M. FRANKLIN
Director

JAY K. TAYLOR
Director

Consolidated Statements of Shareholders Equity

(millions of United States dollars, US GAAP)

	2001	2000	1999
Common shares, opening	$ 1,248	$ 1,247	$ 1,231
Exercise of options	11	1	16
Common shares, closing	1,259	1,248	1,247
Unrealized gain on securities, opening	1	4	—
Holding gains (loss)	—	1	4
Reclassification of gains included in net earnings	—	(4)	—
Unrealized gain on securities, closing	1	1	4
Unrealized hedging, opening	—	—	—
Holding gains	1	—	—
Unrealized hedging, closing	1	—	—
Cumulative translation adjustment, opening	(29)	(29)	(29)
Reclassification of gains on closure of the Kidston Mine included in net earnings	(21)	—	—
Cumulative translation adjustment, closing	(50)	(29)	(29)
Accumulated other comprehensive income, closing	(48)	(28)	(25)
Contributed surplus, opening	52	52	52
Stock-based compensation	5	—	—
Contributed surplus	57	52	52
Retained earnings, opening	241	365	358
Net earnings (loss)	(133)	(92)	35
Common share dividends	(33)	(32)	(28)
Retained earnings, closing	75	241	365
Shareholders' equity	$ 1,343	$ 1,513	$ 1,639

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Cash Flows

(millions of United States dollars, U.S GAAP)

Years ended December 31	2001	2000	1999
Operating activities			
Net earnings (loss)	$ (133)	$ (92)	$ 35
Write-downs of mining interests	301	377	65
Depreciation and depletion	230	286	229
Deferred income and resource taxes	(59)	(47)	(13)
Cumulative translation adjustment	(21)	—	—
Investment gains	(6)	(85)	(2)
Unrealized (gains) losses on currency derivatives	11	(25)	(53)
Deferred options	(7)	9	(9)
Equity earnings and dividends	8	17	26
Minority interest	5	(2)	(3)
Deferred reclamation	(11)	12	11
Change in accounting policy	—	17	10
Other items, net	22	11	12
Change in non-cash operating working capital (note 20(a))	24	(88)	38
Cash from operations	364	390	346
Investing activities			
Property, plant and equipment (note 12(b))	(222)	(189)	(204)
Business acquisitions (note 3(b))	—	—	(461)
Short-term investments	3	4	103
Disposition of assets and investments	8	17	4
Investments in and loans to joint ventures	—	—	34
Other, net	10	14	10
	(201)	(154)	(514)
Financing activities			
Short-term debt	2	(31)	(25)
Long-term debt and capital leases			
Borrowings	2	—	3
Repayments	(38)	(31)	(37)
Common shares issued	11	1	16
Dividends paid			
Common shares	(33)	(33)	(28)
Minority interests	(5)	(2)	(1)
	(61)	(96)	(72)
Increase (decrease) in cash and cash equivalents	102	140	(240)
Cash and cash equivalents			
Beginning of year	331	191	431
End of year	$ 433	$ 331	$ 191

(See accompanying notes to consolidated financial statements)

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

1. Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. ("the Corporation"), and subsidiary companies and joint ventures (collectively, "Placer Dome") are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome's primary product, is produced in Canada, the United States ("US"), Australia, Papua New Guinea, South Africa and Chile, and sold to the world market. Placer Dome also produces and sells significant quantities of copper and silver.

Placer Dome's cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risk and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The US dollar is the principal currency of measure of all Placer Dome's operations. The Corporation prepares and files its consolidated financial statements in US dollars and in accordance with US generally accepted accounting principles ("GAAP"). The consolidated financial statements in accordance with Canadian GAAP (in US dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities.

The significant accounting policies used in these US GAAP consolidated financial statements are as follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation's indirect ownership of its mining interests:

	December 31, 2001
Through majority owned subsidiaries	
Bald Mountain	100%
Campbell	100%
Dome	100%
Getchell (note 3(a))	100%
Golden Sunlight	100%
Kidston	70%
Misima	80%
Osborne	100%
Zaldívar (note 3(b))	100%
As interests in unincorporated joint ventures	
Cortez	60%
Granny Smith	60%
Musselwhite	68%
Porgera	50%
South Deep (note 3(b))	50%
Equity Accounted for investment	
La Coipa	50%

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Corporation's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Revenue Recognition

Gold revenue is recognized in the accounts upon delivery when title passes. Prior to the adoption on January 1, 2000 of US Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, gold revenue was recognized in the accounts when the product was in a saleable form and a sales agreement had been entered into (note 2(c)).

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on forward sales contracts and derivative financial instruments used to mitigate metal price risk are recognized in sales revenue on the original designation date.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

Derivatives and Hedging Activities

Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on Placer Dome's future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency cost exposures.

On January 1, 2001, Placer Dome adopted US Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments. The standards require recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instruments and whether they qualify for hedge accounting as defined in SFAS 133 and 138 (note 2 (a)).

Of Placer Dome's metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the forward date identified at the contract inception. Copper forward contracts, which prior to 2001 were accounted for off balance sheet, are now accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income ("OCI") and subsequently reclassified to sales revenue on the contract forward date. All other metals financial instruments are recognized on the balance sheet at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

Foreign currency derivative contracts that are designated against specific operating costs or capital expenditures are accounted for as cash flow hedges with the change in fair values recorded each period in OCI and subsequently reclassified to cost of sales or property, plant and equipment on the contract expiry date. Foreign currency forward and option contracts used for managing non-specific foreign production cost exposures are recorded at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

Reclamation and Closure Costs

Expenditures related to ongoing environmental activities are charged against earnings as incurred. Estimated reclamation and closure costs, including site rehabilitation and long-term treatment and monitoring costs, are accrued by annual charges to earnings over the estimated life of the mine. These estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively in earnings from the period the estimate is revised.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset will generally be recorded and will be depreciated over the life of the asset. The amount of the liability will be subject to re-measurement at each reporting period. Placer Dome is currently evaluating the impact of SFAS 143 and will adopt the new policy on January 1, 2003.

1. Nature of Operations and Summary of Significant Accounting Policies, Continued

Foreign Currency Translation

For each entity, transaction amounts denominated in foreign currencies (currencies other than US dollars) are translated into US dollars at exchange rates prevailing at the transaction dates. Carrying values of non-US dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the US exchange rate prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The cumulative translation adjustment ("CTA") within Accumulated Other Comprehensive Income relates to the CTA balance of the Corporation prior to its adoption of the US dollar, in 1997, as the principal currency of measure for all operations. Earnings adjustments to the CTA balance are recorded on the substantial disposition or liquidation of a mine property or investment.

Exploration and Development

Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop a mine on the property and further exploration costs associated with the deposit prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property.

Costs incurred during the start-up phase of a mine are expensed as incurred (note 2(d)). Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Capitalization of Financing Costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The company records a valuation allowance against any portion of those deferred income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Corporation recognizes the deferred tax assets and liabilities for the tax effects of such differences. Deferred withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share

The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include those short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments

Short-term investments, all of which are categorized as available for sale, are carried at the quoted market value.

Investments in shares of incorporated companies, in which Placer Dome's ownership is greater than 20% but no more than 50% are accounted for by the equity method.

Investments in shares of other companies are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders' equity, unless the declines in market values are judged to be other than temporary in which case the losses are recognized in income in the period.

Inventories

Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less depreciation and depletion, including costs associated with properties under development.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, capitalized development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined ore reserves. Where total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated life of the asset.

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs or a decrease in mineable reserves), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating capital and costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation's estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation's investments in mineral properties.

Stock-based Incentive Plans

In accordance with the provisions of SFAS No. 123 "*Accounting for Stock-based Compensation*" ("SFAS 123"), Placer Dome applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure provisions of SFAS 123. For stock options granted to Canadian employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome's common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

1. Nature of Operations and Summary of Significant Accounting Policies, Continued

Pension Plans

Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome's required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Other Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS 141, *"Business Combinations"*, and SFAS 142, *"Goodwill and Other Intangible Assets"*. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, thereby eliminating the use of the pooling-of-interests method. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 141 and SFAS 142 is not expected to have an impact on Placer Dome's financial position and results of operations.

In August 2001, the FASB issued SFAS 144, *"Accounting for the Impairment or Disposal of Long-lived Assets"* SFAS 144 supersedes SFAS 121, *"Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of"*, and is effective for fiscal years beginning after December 15, 2001. SFAS 144 retains the basic principles of SFAS 121 but addresses implementation issues that arose with SFAS 121. Placer Dome is currently evaluating the impact of SFAS 144.

Reclassifications

Certain comparative figures for 2000 and 1999 have been reclassified to conform with the 2001 presentation.

2. Change in Accounting Policies

(a) On January 1, 2001, Placer Dome adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments. Copper forward contracts and foreign currency derivative contracts that are designated against specific operating costs or capital expenditures, which previously were accounted for off balance sheet, are now accounted for as cash flow hedges with the change in fair values recorded each period in OCI. As of January 1, 2001, the cumulative effect of the change in policy on the opening accumulated OCI on the balance sheet was nil, and the net adjustment to OCI in 2001 was $1 million.

(b) During 2001, the FASB continued to address practice issues on stock based compensation in EITF 00-23, *"Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44"*. As a result of the prospective application of Issue 31 of EITF 00-23 for new awards after January 18, 2001, Placer Dome recorded additional compensation costs of $3 million in the year through cost of sales related to Canadian dollar denominated stock options granted to non-Canadian employees. Effective for 2002 stock option grants, Placer Dome amended its 1987 Stock Option Plan and 1993 Directors Plan such that all new awards will be denominated in US dollars. Accordingly, Issue 31 of EITF 00-23 would no longer be applicable to these plans.

(c) In December 1999, the SEC released SAB 101, "Revenue Recognition", to provide guidance on the recognition, presentation, and disclosure of revenues in financial statements. In the fourth quarter of 2000, Placer Dome adopted SAB 101 with retroactive application to January 1, 2000, and recorded a charge of $17 million (net of income taxes of $5 million) related to prior year's gold earnings. The adjustment resulted from SEC's clarification of its view on when gold is considered to be in a saleable form. The effect of the change on the year ended December 31, 2000 was to increase earnings before the cumulative effect of the accounting change by $11 million ($0.03 per share).

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

For the three months ended March 31, 2000, the Corporation recognized $56 million in gold revenue that was included in the cumulative effect adjustment as of January 1, 2000. The effect of that revenue was to increase first quarter 2000 earnings by $17 million (net of income taxes of $5 million) during that period related to prior year's gold earnings.

(d) Effective January 1, 1999, Placer Dome adopted SOP 98-5, Reporting on the Costs of Start-Up which required costs incurred during the start-up phase of a project to be expensed as incurred. This was applied prospectively with cumulative adjustments totalling $10 million after-tax recorded in 1999.

3. Business Acquisitions, Mergers and Restructuring

(a) On May 27, 1999, Placer Dome announced completion of the merger that resulted in Placer Dome owning a 100% interest in Getchell Gold Corporation ("Getchell"). The merger of the Corporation and Getchell which operates the adjoining Getchell and Turquoise Ridge gold mines in Nevada, United States, was effective May 27, 1999 and was accounted for as a pooling of interests, which combined, at book value, the net assets and operations of the two companies. Getchell shareholders received 2.45 Placer Dome Inc. shares for each Getchell share. With 30.8 million Getchell shares outstanding, the Corporation issued 75.5 million additional common shares to former shareholders of Getchell. Merger costs of $18 million ($16 million after tax) were expensed in the second quarter of 1999. Getchell was subsequently written off in 2001 (note 5).

(b) On April 1, 1999, the Placer Dome Western Areas Joint Venture was formed to develop and operate South Deep Mine. The operation is a 50:50 joint venture, between Placer Dome and Western Areas of Johannesburg, South Africa. To acquire its 50% interest, Placer Dome paid Western Areas a cash consideration of $248 million, and is obligated to make further payments to Western Areas of 1.75% on revenue on 50% of annual production for the life of the mine, plus an additional 1.75% on revenue on 50% of annual production exceeding one million ounces. The Corporation also incurred $4 million of acquisition and related costs. The total $252 million acquisition cost, which includes final adjustments on closing, has been allocated to the mineral rights that principally comprise of the South Deep ore body ($197 million) and net operating assets ($55 million).

On November 11, 1999 the Corporation exercised a right of first refusal to acquire the remaining 50% of Compañía Minera Zaldívar ("CMZ") from its joint venture partner for cash consideration of $251 million ($209 million net of cash acquired). The acquisition was completed on December 13, 1999, and has been accounted for as a purchase with the full purchase price allocated to the net operating assets. Prior to this transaction, the investment in CMZ was accounted for on an equity basis.

The following table sets forth on a pro forma basis, the results of Placer Dome, had the acquisition of the South Deep Mine and Compañía Minera Zaldívar occurred on January 1, 1999 (millions of dollars except per share amounts).

Year ended December 31, 1999	Placer Dome	South Deep Mine	Compañia Minera Zaldivar	Adjust-ments(i)	Combined
Revenue	$ 1,162	$ 13	$ 213	$ —	$ 1,388
Net earnings (loss)	35	2	(13)	10	34
Earnings per share	0.11	n/a	n/a	n/a	0.10

(i) Adjustments include the reversal of income earned on the joint venture partner share of loans by the Corporation to CMZ, the elimination of CMZ debt assumed by the Corporation on acquisition, and the cost related to lower cash balances

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

3. Business Acquisitions, Mergers and Restructuring, Continued

(c) Continuing from the restructuring process that commenced in 1999, further costs of $2 million and $4 million were incurred in 2001 and 2000, respectively.

In 1999, Placer Dome incurred merger and restructuring costs of $49 million ($38 million after tax). The amount comprised of $18 million ($16 million after tax) related to the merger with Getchell and $31 million ($22 million after tax) related to restructuring costs at the Corporate and regional offices, the Getchell and South Deep mines and the Las Cristinas project. In response to gold market conditions, the Corporation reduced its exploration, project development and corporate staff by over 200 employees.

4. Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the US, Australia, Papua New Guinea, South Africa and Chile.

(a) Product segments

Sales by metal Years ended December 31	2001	2000	1999
Gold	$ 927	$ 1,063	$ 1,094
Copper	291	343	61
Other	5	7	7
	$ 1,223	$ 1,413	$ 1,162

(b) Segment profit (loss) [v]

Years ended December 31	Sales [i]			Depreciation and Depletion			Mine Operating Earnings [iv]		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Canada									
Campbell	$ 54	$ 68	$ 70	$ 13	$ 13	$ 12	$ (3)	$ 12	$ 19
Detour Lake [iii]	–	–	18	–	–	–	–	–	3
Dome	88	86	92	18	18	18	1	4	6
Musselwhite	45	46	39	12	12	14	1	7	(1)
	187	200	219	43	43	44	(1)	23	27
United States									
Bald Mountain	29	40	28	13	8	8	(10)	(3)	(3)
Cortez	191	179	219	52	45	44	78	92	127
Getchell [iii]	–	–	32	–	–	10	–	–	(24)
Golden Sunlight	55	58	42	19	16	19	5	4	(16)
	275	277	321	84	69	81	73	93	84
Papua New Guinea									
Misima	49	64	59	3	11	12	8	(1)	(5)
Porgera	102	127	103	25	46	44	8	19	(6)
	151	191	162	28	57	56	16	18	(11)
Australia									
Granny Smith	64	79	85	3	3	3	20	24	52
Kidston [iii]	42	69	60	7	19	16	6	(5)	(20)
Osborne	70	72	56	13	21	20	12	7	(7)
	176	220	201	23	43	39	38	26	25
South Africa									
South Deep [ii]	46	45	34	7	5	2	5	8	–
Chile									
Zaldívar [ii]	224	281	13	43	59	2	50	83	3
Metal hedging revenue	163	198	211	–	–	n/a	163	198	211
Other	1	1	1	2	10	5	(9)	(8)	–
	$1,223	$1,413	$1,162	$230	$286	$229	$335	$441	$339

(i) Of the metal sales from mines located in Canada for the years 2001, 2000 and 1999, $158 million, $107 million and $139 million, respectively, were domestic sales, and $29 million, $80 million and $80 million, respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii) On April 1, 1999, Placer Dome acquired a 50% interest in the Placer Dome Western Areas Joint Venture which operates the South Deep Mine. On December 13, 1999, Placer Dome completed the acquisition of the remaining 50% of the Zaldívar Mine. Prior to this time, Placer Dome owned 50% of the Zaldívar Mine, and it was accounted for using the equity method.

(iii) Operations at Getchell were suspended in July 1999 pending further development drilling and completion of a development plan. The mine was subsequently written off in 2001. The Detour Lake and Kidston mines were closed in June 1999 and July 2001 respectively, due to the depletion of ore.

(iv) Included in equity in earnings (loss) of associates is nil (2000—nil, 1999—$14 million) and $(4) million (2000—$(3) million, 1999—$6 million) for mine operating earnings related to the Zaldívar Mine and La Coipa Mine respectively.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

5. Write-downs of Mining Interests

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $275/oz. for 2001, $300/oz. for 2000 and $325/oz. for 1999. For short-lived mines and stockpiled ore, a gold price of $275/oz. was used in 2001 and 2000, and $290/oz. in 1999. In each of the three years, the Corporation determined that write-downs of the carrying values of certain assets were required.

In 2001, Placer Dome recorded write-downs and provisions totalling $301 million (with nil tax effect), including $292 million for the Getchell Mine and $8 million for the Bald Mountain Mine. In the third quarter, Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan that would recover the carrying value of the asset. The charge was comprised of $268 million primarily for property, plant and equipment and accruals of $24 million for reclamation and closure obligations.

In 2000, a $377 million non-cash charge ($328 million after tax), primarily consisting of $147 million for Porgera, $66 million for Getchell, $45 million for Osborne and $116 million for Las Cristinas, was recorded. At Porgera, the write-down comprised of reductions to stockpiles ($9 million), capitalized development ($38 million) and the remaining excess purchase price ($100 million) which arose in 1997 with the acquisition of Highlands Gold Limited for the additional 25% interest in the Porgera Mine. The provision at Getchell included a write-down of $40 million for mine development in the Getchell underground, $15 million for a portion of the mill, and $11 million for previously capitalized exploration, development costs and obsolete equipment. The provision at Osborne primarily related to capitalized development costs. In the second quarter of 2000, the Corporation wrote off its investment in Las Cristinas as a review of options to resume development of the project, which was halted in July 1999, at a lower capital cost concluded it was not economic at current gold prices.

In 1999, the Corporation recorded non-cash write-downs of $46 million. Due to inadequate gold prices, development of Stage 5B at the Golden Sunlight Mine ceased, resulting in the write-off of $27 million of deferred development. In 1999, the Corporation also recorded other provisions of $19 million, of which $14 million was related to additional provisions for post-closure reclamation for certain of the Corporation's existing and past mining interests. The after-tax non-cash cost of the write-downs totalled $40 million.

6. Non-hedge Derivative Gains (Losses)

Details of non-hedge derivative gains (losses) are as follows:

Years ended December 31	2001	2000	1999
Realized non-hedge derivative gains (losses)			
Metals	$ –	$ –	$ 14
Currency	(18)	(62)	(8)
Unrealized non-hedge derivative gains (losses)[i]			
Metals	4	14	(10)
Currency	(15)	11	50
	$ (29)	$ (37)	$ 46

(i) See note 17 for additional disclosure related to Placer Dome's derivative program.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

7. Investment and Other Business Income

Investment and other income comprises the following:

Years ended December 31	2001	2000	1999
Interest income	$ 16	$ 18	$ 27
Gain and interest income on sale of water rights[i]	6	76	–
Foreign exchange gains (losses)	(4)	3	(3)
Cumulative translation adjustment recognized on the closure of Kidston	21	–	–
Gains on investments	–	9	2
Write-downs on investments in common shares of mining companies	–	–	(19)
Gains on redemption of preferred securities	–	5	2
Other[ii]	3	11	4
	$ 42	$ 122	$ 13

(i) In December 2000, Compania Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii) In 2000, included in other is $7 million related to the settlement of a 1993 sale agreement with the Papua New Guinea Government for its acquisition of additional ownership interests in the Porgera Mine.

8. Income and Resource Taxes

(a) Details of income and resource tax expense (reduction) related to operations are as follows:

Years ended December 31	2001	2000	1999
Income taxes			
Current			
Canada	$ 2	$ 6	$ 8
Foreign	13	41	49
Deferred			
Canada[i]	(32)	10	20
Foreign	(16)	(49)	(11)
	(33)	8	66
Mining taxes—Canada			
Current	1	2	5
Deferred	(4)	(16)	(9)
	(3)	(14)	(4)
	$ (36)	$ (6)	$ 62

(i) For 2001, includes a provision of $14 million for taxes payable upon repatriation of funds to Canada (2000—$25 million).

(b) The provision for income taxes is based on pre-tax income (loss) before minority interests, equity in earnings of associates and cumulative effect of change in accounting policies as follows:

Years ended December 31	2001	2000	1999
Canada	$ (193)	$ (3)	$ (50)
Foreign	30	(76)	131
	$ (163)	$ (79)	$ 81

(c) The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

Years ended December 31	2001	2000	1999
Combined basic statutory tax rate[i]	(44.5%)	(45.6%)	45.6%
Non-taxable portion of investment (gains) losses	(0.6)	(28.1)	(1.0)
Non-deductible portion of asset write-downs	0.2	35.8	11.8
Expenses not deductible for income tax purposes[ii]	2.6	12.6	8.9
Mining and other resource taxes	(0.7)	(11.9)	19.1
Resource allowance	(0.2)	(8.3)	(8.8)
Depletion	(7.9)	(11.2)	(13.6)
Foreign earnings subject to different tax rates[iii]	(22.7)	(49.9)	(23.8)
Change in valuation allowance (note 8(e))	30.8	72.4	55.3
Canadian tax provided on unrepatriated earnings	8.8	31.4	–
Other	12.1	(4.8)	(17.0)
Effective tax rate	(22.1%)	17.6%)	76.5%

(i) Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.

(ii) Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.

(iii) After taking into account applicable withholding taxes.

(d) Deferred income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related deferred income tax amounts are as follows:

Years ended December 31	2001	2000	1999
Depreciation and amortization	$ (13)	$ (25)	$ (15)
Exploration and development	(17)	3	(2)
Write-downs of mining interests	–	(49)	3
Taxes on repatriation of funds	14	25	–
Tax losses	(29)	(13)	(22)
Other	(7)	4	36
	$ (52)	$ (55)	$ –

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

(e) Components of deferred income and resource tax assets and liabilities comprise:

December 31	2001	2000
Deferred income and resource tax assets		
Tax losses and credits	$ 377	$ 415
Other	354	214
Valuation allowance	(314)	(324)
	417	305
Deferred income and resource tax liabilities		
Capital assets	270	199
Other	187	198
	457	397
Net deferred tax liability	$ 40	$ 92

Net deferred tax liability consists of:

December 31	2001	2000
Current deferred tax assets	$ (3)	$ (34)
Long-term deferred income and resource tax assets	(124)	(74)
Current deferred tax liabilities	—	12
Long-term deferred income and resource tax liabilities	167	188
	$ 40	$ 92

Loss and tax credit carry forwards amount to $1,317 million, of which $404 million expires between 2003 and 2021 and $913 million does not expire. The losses which do not expire include $369 million of capital losses realized in prior years in Australia. The Corporation expects the Australian capital losses will be eventually eliminated as a result of a corporate reorganization in progress.

At December 31, 2001, Chilean subsidiaries had prior years' net operating losses available amounting to $414 million for Chilean income tax purposes.

At December 31, 2001, certain US subsidiaries had prior years' net operating losses available amounting to $116 million for regular tax purposes and $154 million for alternative minimum tax ("AMT") purposes. The subsidiaries also have $19 million of AMT credits against which a valuation allowance has been provided. These losses expire in 2018 through 2021. In 2001, US net operating losses of $68 million (2000—$1 million, 1999—$39 million) for regular income tax purposes were utilized.

Placer Dome has Canadian non-capital loss carry-forwards of $111 million which are due to expire in 2003 through 2008.

A Venezuelan subsidiary, which had tax losses valued at $61 million, was sold in 2001. A valuation allowance had been provided against these losses.

The Corporation utilizes internal financing arrangements which require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2001, withholding taxes of $10 million related to inter-company loans were accrued (2000—$9 million, 1999—$7 million).

(f) Net income and resource tax payments were $21 million, $46 million, and $35 million in 2001, 2000, and 1999, respectively.

9. Inventories

Inventories comprise the following:

December 31	2001	2000
Metal in circuit	$ 80	$ 66
Ore stockpiles	61	69
Materials and supplies	44	61
Product inventories	21	52
	206	248
Long-term portion of ore stockpiles	(46)	(52)
Inventories	$ 160	$ 196

10. Investments

Investments, other than those included in current assets, are comprised principally of the equity accounted for investment in Compañia Minera Mantos de Oro (2001—$55 million, 2000—$63 million).

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

11. Other Assets

Other assets comprise the following:

December 31	2001	2000
Sale agreement receivable [i]	$ 75	$ 78
Ore stockpiles [ii]	61	69
Other	21	21
	157	168
Current portion of other assets	(24)	(26)
	$ 133	$ 142

(i) Balance relates to sale of the CMZ water rights (see note 7(i)).

(ii) Includes $15 million (2000—$17 million) of stockpiled ore which is expected to be processed in the following twelve months.

12. Property, Plant and Equipment

(a) Details of Placer Dome's property, plant and equipment are as follows:

	December 31, 2001			December 31, 2000		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Mineral properties and deferred development	$1,646	$ (901)	$ 745	$1,424	$ (831)	$ 593
Mine plant and equipment	2,157	(1,327)	830	2,291	(1,266)	1,025
Properties under development [i]	108	—	108	357	—	357
	$3,911	$(2,228)	$1,683	$4,072	$(2,097)	$1,975

(i) The significant components of the December 31, 2001 balance are $90 million (2000 - $70 million) for the development of the South Deep Shaft at the South Deep Mine and $5 million (2000—$35 million) for gold deposits at the Cortez Mine in the United States including the South Pipeline, Pediment and Stage IV. Properties under development also include $5 million (2000—$251 million) related to the Getchell Mine which was written down to salvage value in the third quarter of 2001.

(b) Property plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant & Equipment		Additions to Property, Plant & Equipment		
	December 31		Years ended December 31		
	2001	2000	2001	2000	1999
Chile (note 3(b))	$ 627	$ 633	$ 43	$ 16	$ 1
South Africa (note 3(b))	434	390	51	43	26
Canada	218	238	20	12	16
Papua New Guinea	192	186	34	35	37
United States	141	466	33	67	99
Australia	71	61	41	16	11
Other	—	1	—	—	14
	$ 1,683	$ 1,975	$ 222	$ 189	$ 204

13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise of the following:

December 31	2001	2000
Trade payables	$ 66	$ 76
Accrued employee salaries and benefits	35	43
Current reclamation obligation (note 15)	12	2
Interest payable	8	9
Bullion bank payable	—	24
Deferred commodity derivatives	—	12
Other	19	26
	$ 140	$ 192

14. Long-term Debt and Capital Leases

Years ended December 31	2001	2000	1999
Interest charges—long-term	$ 67	$ 70	$ 71
Capitalized interest	(6)	(4)	(2)
Interest expense—long-term	61	66	69
Short-term interest and financing expense	9	9	11
Interest and financing expense	$ 70	$ 75	$ 80
Interest payments—long-term	$ 68	$ 71	$ 85
Weighted average interest rate	7.6%	7.7%	7.7%

The Corporation has a credit facility of $704 million with an international consortium of banks of which $400 million is fully committed until 2005 and $304 million is extendable on an annual basis. The funds are available for general corporate purposes. Including the $704 million facility, at December 31, 2001, Placer Dome had unused bank lines of credit of $720 million (including A$5 million and CAD$25 million). The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2001 was 1.9% (three-month term).

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

Consolidated long-term debt and capital leases comprise the following:

December 31	2001	2000
Placer Dome Inc.		
Bonds, unsecured (note 14(d))		
May 15, 2003 at 7.125% per annum	$ 200	$ 200
June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
Preferred Securities, unsecured (note 14(a, d))		
Series A, December 31, 2045 at 8.625% per annum	185	185
Series B, December 31, 2045 at 8.5% per annum	77	77
Medium-term notes, unsecured (note 14(b, d))	170	200
Capital leases (note 14(c))	10	16
	842	878
Current portion	(35)	(35)
	$ 807	$ 843

(a) Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount by delivering Common Shares, in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

In 2001, the Corporation repurchased and cancelled nil (2000—$23 million, 1999—$15 million) of the Preferred Securities at a cost of nil (2000—$18 million, 1999—$13 million).

(b) The interest rates range from 6.1% to 8.0% and the notes mature between 2002 and 2026.

(c) The Group is obligated under capital leases for mobile mining equipment for remaining terms ranging from one to four years. All capital lease agreements provide that the Group can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2001 and 2000, $4 million and $14 million respectively, of leased property was included in plant and equipment, net of $7 million and $17 million, respectively, of accumulated depreciation and depletion.

(d) Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2001 are as follows:

	Long-term debt	Capital Leases	Total
2002	$ 30	$ 6	$ 36
2003	200	3	203
2004	—	2	2
2005	44	—	44
2006	32	—	32
Thereafter	526	—	526
Long-term debt and capital lease obligations	832	11	843
Less amount representing interest	—	(1)	(1)
	$ 832	$ 10	$ 842

15. Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

December 31	2001	2000
Reclamation and post-closure obligations (note 18(a))	$ 130	$ 116
Deferred commodity and currency derivatives	27	33
Pension liability (note 19)	14	10
Other obligations and provisions	9	11
	180	170
Current portion of deferred credits and other liabilities	(13)	(14)
	$ 167	$ 156

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

16. Share Capital

(a) Common shares issued and outstanding

	Shares (000's)	Amount
Balance, December 31, 1998	325,505	$ 1,231
Exercise of share options	1,981	16
Balance, December 31, 1999	327,486	1,247
Exercise of share options	132	1
Balance, December 31, 2000	327,618	1,248
Exercise of share options	991	11
Balance, December 31, 2001	328,609	$ 1,259

(b) Share options

At December 31, 2001, the Corporation had four stock based incentive plans. The following table describes these plans:

	Reserved	Options granted	Options exercisable
	Shares (000's)	Shares (000's)	Shares (000's)
1996 LTIP[i]	n/a	346	346
1996 LTIP Directors[ii]	n/a	10	10
1987 Stock Option Plan[iii]	25,000	14,978	8,479
1993 Directors Plan[iii]	750	615	555
	25,750	15,949	9,390

(i) Placer Dome Inc. (Getchell) 1996 Long-Term Equity Incentive Plan ("1996 LTIP"), options were granted at an exercise price equal to the market price on the date of the grant. The Getchell Board of Directors at its discretion, determined the vesting period. All options expire no later than ten years from the grant date. The options were assumed by the Corporation upon the merger on May 27, 1999. No future grants will be made from these plans.

(ii) Under the Placer Dome Inc. (Getchell) 1996 Stock Option Plan for Outside Directors ("1996 LTIP Directors") options were granted to outside directors at an exercise price equal to the market price on the date of the grant. The options vest over one to three years. All options expire five years after the date of grant. The options were assumed by the Corporation upon the merger on May 27, 1999. No future grants will be made from this plan.

(iii) Under the 1987 Stock Option Plan and the 1993 Non-Employee Directors Stock Option Plan ("1993 Directors Plan"), options to purchase common shares of the Corporation may be granted to employees and directors of the corporation, its subsidiaries and joint ventures for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. The vesting period ranges from a period of one to three years.

The following table contains information with respect to all option plans:

	Options denominated in CAD$		Options denominated in US$	
	Shares (000's)	Price CAD$/share	Shares (000's)	Price US$/share
Options outstanding, December 31, 1998	7,549	12.00 - 39.75	3,691	2.73 - 20.41
Granted	4,582	14.65 - 19.60[i]	—	—
Exercised	(96)	12.00 - 23.35	(1,885)	2.73 - 15.82
Forfeited or expired	(810)	12.00 - 39.75	(546)	5.23 - 20.41
Options outstanding, December 31, 1999	11,225	12.00 - 39.75	1,260	3.67 - 20.41
Granted	2,923	12.30 - 15.05[i]	—	—
Exercised	(2)	12.00	(130)	3.67 - 9.69
Forfeited or expired	(1,343)	15.05 - 39.25	(701)	8.27 - 19.34
Options outstanding, December 31, 2000	12,803	12.00 - 39.75	429	5.10 - 20.41
Granted	4,500	12.69 - 16.85[i]	—	—
Exercised	(939)	12.00 - 17.55	(50)	7.83 - 10.31
Forfeited or expired	(771)	12.30 - 39.25	(23)	5.56 - 18.52
Options outstanding, December 31, 2001	15,593	12.00 - 39.57	356	5.10 - 20.41

(i) The weighted average fair value of CAD$ options granted in 2001, 2000 and 1999 was $5.86, $5.28 and $6.74 per share, respectively.

The following table summarizes information about share options outstanding:

December 31, 2001	Options outstanding			Options exercisable	
Range of exercise prices	Shares (000's)	Average life (years)	Weighted average price	Shares (000's)	Weighted average price
CAD$ options					
$12.00–$19.45[i]	11,951	7.6	15.32	5,392	17.11
$19.46–$25.00	422	2.9	22.73	422	22.73
$25.01–$32.62	2,628	4.0	28.79	2,628	28.79
$32.63–$39.75	592	3.8	39.01	592	39.01
	15,593	6.7	18.69	9,034	22.20
US$ options					
$4.08–$8.16	53	6.6	5.63	53	5.63
$8.17–$12.24	53	4.7	9.69	53	9.69
$12.25–$16.33	197	4.2	12.99	197	12.99
$16.34–$20.41	53	5.0	17.87	53	17.87
	356	4.8	12.11	356	12.11

(i) Includes 1,546,000 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. All of these options are unvested and have an exercise price of CAD$12.69 per share.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

(c) The Corporation follows the disclosure-only provisions of SFAS No. 123 for stock options granted to Canadian employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Corporation's earnings (loss) and earnings (loss) per share on a US basis would have been adjusted to the pro forma amounts indicated below:

Years ended December 31	2001	2000	1999
Earnings (loss)—as reported	$ (133)	$ (92)	$ 35
Earnings (loss)—pro forma	(147)	(107)	9
Earnings (loss) per share—as reported	(0.41)	(0.28)	0.11
Earnings (loss) per share—pro forma	(0.45)	(0.33)	0.03

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

December 31	2001	2000	1999
Dividend yield	1.11%	0.96%	0.80%
Expected volatility	30%	40%	30%
Risk-free interest rate	5.53%	6.50%	6.40%
Expected lives	10 years	10 years	10 years

(d) Placer Dome first adopted a shareholders' rights plan (the "Rights Plan") in 1990. The current Rights Plan was approved by shareholders at the 2001 annual general meeting.

Under the Rights Plan, each "Voting Share" issued prior to the Separation Time (as defined below) carries with it one right (a "Right"). A Voting Share is any share or voting interest issued by the Corporation (collectively, the "Voting Shares") entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the Common Shares. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the "Separation Time"). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome's annual meeting in 2004. The Rights may be redeemed at a price of CAD$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the Common Shares (or other class of Voting Shares) in a transaction that is not a "Permitted Bid" or a "Competing Permitted Bid", the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a "Permitted Bid", which is essentially a takeover bid made to all shareholders for any or all of their shares. The "Permitted Bid" must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding Common Shares held by independent shareholders have been tendered to the bid. A "Competing Permitted Bid" is a take-over bid made after a "Permitted Bid" has been made and prior to its expiry that satisfies all of the provisions of a "Permitted Bid", except that it must remain open for acceptance until a date that is not earlier than the later of 21 days after the "Competing Permitted Bid" is made and 60 days after the date of the earliest prior bid in existence when the "Competing Permitted Bid" is made. The entering into of certain revocable lock-up agreements to tender Common Shares into a takeover bid will not trigger the Rights.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

17. Fair Value of Financial Instruments with Off-Balance Sheet Risk

The following table presents the carrying amounts and estimated fair values of Placer Dome's financial instruments:

December 31	2001 Carrying Value	2001 Fair Value(i)	2000 Carrying Value	2000 Fair Value(i)
Financial Assets				
Cash and cash equivalents	$ 433	$ 433	$ 331	$ 331
Short-term investments	6	6	9	9
Investments other than equity investments	3	3	3	3
Sale agreement receivable	75	75	78	78
Metal contracts	—	490	9	500
Financial Liabilities				
Short-term and long-term debt and capital leases	844	835	878	813
Foreign currency contracts and options	27	27	12	12

(i) Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation only uses over-the-counter instruments in its metals and currency program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

At December 31, 2001, based on the spot prices of $277 per ounce for gold, $4.53 per ounce for silver and $0.66 per pound for copper, the mark-to-market values of Placer Dome's precious metals and copper sales programs were approximately $490 million and $0.6 million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on December 31, 2001, the cost would have been approximately $26 million (based on foreign exchanges rates of C$/US$1.5926 and A$/US$1.9554), all of which has been recognized through earnings or other comprehensive income.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

At December 31, 2001, Placer Dome's consolidated metals sales program consists of:

	2002	2003	2004	2005	2006	2007	2008+	Total
Gold (000's ounces):								
Fixed forward contracts								
Amount	1267	430	420	647	498	230	375	3,867
Average price[i] ($/oz)	390	443	416	355	336	352	388	383
Fixed interest floating lease rate contracts								
Amount	–	115	110	173	317	517	1,934	3,166
Average price[i] ($/oz)	–	365	348	454	426	442	473	454
Call options sold and cap agreements[ii]								
Amount	338	440	250	230	180	100	200	1,738
Average price ($/oz)	324	354	366	365	359	367	394	357
Call options purchased[iii]								
Amount	852	–	–	–	–	–	–	852
Average price ($/oz)	437	–	–	–	–	–	–	437
Total committed								
Amount	753	985	780	1,050	995	847	2,509	7,919
Put options purchased[ii]								
Amount	–	240	–	–	–	–	–	240
Average price ($/oz)	–	295	–	–	–	–	–	295
Put options sold								
Amount	200	20	155	80	80	–	–	535
Average price	276	270	260	250	250	–	–	263
Silver (000's ounces):								
Fixed forward contracts								
Amount	2,350	750	–	–	–	–	–	3,100
Average price[i] ($/oz)	5.53	5.70	–	–	–	–	–	5.57
Call options sold								
Amount	1,050	650	–	–	–	–	–	1,700
Average price ($/oz)	7.16	7.9	–	–	–	–	–	7.44
Total committed								
Amount	3,400	1,400	–	–	–	–	–	4,800
Put options purchased[ii]								
Amount	2,300	650	–	–	–	–	–	2,950
Average price ($/oz)	5.49	5.50	–	–	–	–	–	5.49
Copper (millions of pounds):								
Fixed forward contracts								
Amount	56.2	–	–	–	–	–	–	56.2
Average price ($/lb)	0.70	–	–	–	–	–	–	0.70
Call options sold								
Amount	32.0	–	–	–	–	–	–	32.0
Average price ($/lb)	0.73	–	–	–	–	–	–	0.73
Total committed								
Amount	88.2	–	–	–	–	–	–	88.2
Put options sold								
Amount	28.7	–	–	–	–	–	–	28.7
Average price ($/lb)	0.64	–	–	–	–	–	–	0.64

(i) Forward sales contracts include:

a) Fixed forward contracts—a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b) Fixed interest floating lease rate contracts—a sales contract which has the US dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options representing approximately 9% of 2003 production can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii)All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

17. Fair Value of Financial Instruments with Off-Balance Sheet Risk, Continued

Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases.

Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option.

Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract.

Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option.

At December 31, 2001, Placer Dome's consolidated foreign currency program consists of:

	2002	2003
Canadian Dollars		
(millions USD)		
Fixed forward contracts		
Amount	$ 15.0	$ 8.0
Average rate (CAD/USD)	1.5121	1.5177
Put options sold		
Amount	21.5	14.0
Average rate (CAD/USD)	1.5342	1.5925
Total committed		
Amount	36.5	22.0
Average rate (CAD/USD)	1.5251	1.5653
Call options purchased		
Amount	20.0	14.0
Average rate (CAD/USD)	1.4745	1.5207

	2002	2003	2004	2005	2006
Australian Dollars					
(millions USD)					
Fixed forward contracts					
Amount	$ 30.0	$ 24.0	$ 24.0	$ 24.0	$ 24.0
Average rate (AUD/USD)	1.8880	1.8850	1.8813	2.0602	2.0670
Put options sold					
Amount	32.0	28.0	24.0	–	–
Average rate (AUD/USD)	1.4526	1.5773	1.4719	–	–
Total committed					
Amount	62.0	52.0	48.0	24.0	24.0
Average rate (AUD/USD)	1.6633	1.7194	1.6764	2.0602	2.0670
Call options purchased					
Amount	56.0	46.0	42.0	–	–
Average rate (AUD/USD)	1.3721	1.4071	1.3988	–	–

Fixed forward contracts establish an exchange rate of US dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Call options purchased by the Corporation establish a minimum exchange rate for converting US dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase US dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

18. Commitments and Contingencies

(a) Although the ultimate amount of reclamation and other post-closure obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of these costs to be $236 million as at December 31, 2001, and has accrued through charges to earnings of $24 million, $24 million, and $28 million in 2001, 2000, and 1999, respectively. The aggregate accrued obligation as at December 31, 2001, included with Deferred credits and other liabilities (note 15), was $130 million (2000—$116 million). With the closure of the Kidston Mine in 2001 and the planned closure of the Golden Sunlight and Misima mines in 2003 and 2004, respectively, Placer Dome anticipates spending approximately $17 million on reclamation and closure of these sites over the next 3 years.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations:

(i) Placer Dome has provided security for site rehabilitation and long-term acid drainage treatment at the closed Equity Silver Mine pursuant to the terms of an amended reclamation permit issued by the British Columbia provincial government in 1996. At December 31, 2001, the security provided totalled CAD$25 million (US$16 million). As provided for under the amended reclamation permit, the level of security is reviewed approximately every 5 years. In 2001, a review was completed by a committee comprising of government, community and Placer Dome members, and recommendations were provided to the provincial government for their consideration in amending the reclamation permit. The level of security was reduced to approximately CAD$24 million, with the revised amount to be posted in 2002. The next review is scheduled for the year 2005.

(ii) The Golden Sunlight Mine in Montana is required by the state government to provide security by way of a bond for reclamation obligations. The bond, presently at $55 million, has been guaranteed by the Corporation. The bonding requirement could be incrementally increased to $63 million over the next six years depending on the amount of new land disturbance that occurs each year. Placer Dome's assessment of the ultimate post-closure expenditures, based on reclamation work done to date, is that they will be substantially less than the $55 million bonding requirement. To date, Golden Sunlight has completed approximately 35% of its reclamation work.

(iii) The Cortez Joint Venture (100%), Getchell and Bald Mountain mines in Nevada have provided securities totalling $59 million by way of bonds for reclamation obligations to the state government. The bonds have been guaranteed by the Corporation.

(iv) Placer Dome Asia Pacific has provided bank guarantees totalling A$29 million (US$15 million), the majority of which were provided to the Queensland Government for post closure reclamation costs.

(b) In June 1995, in US District Court in Reno, Nevada, Placer Dome US Inc. won a jury verdict against ECM, Inc. ("ECM") concerning charges by ECM of fraud and misrepresentation. ECM appealed to the US Court of Appeals in San Francisco and in December 1997, the US Court of Appeals affirmed the jury verdict that Placer Dome acted properly. However, it said the trial court should not have summarily dismissed one claim made by ECM based on a 1987 lease agreement which provided for certain "area of influence" royalties to ECM. Upon remand of the case to the District Court in Nevada, it held that there was but one claim, for the area of influence royalties, remaining to be litigated, but eventually agreed to consider one other claim by ECM, for alleged breach of an alleged property law covenant.

On September 30, 1999, Placer Dome US Inc. moved for summary judgment on ECM's two claims on remand. On July 13, 2000, the District Court in Nevada granted the motion for summary judgment on both claims. On August 11, 2000, ECM filed a Notice of Appeal from the summary judgment, again with the US Court of Appeals for the Ninth Circuit.

On September 13, 2001, the Appeals Court affirmed the summary judgment on the two claims which the District Court had dismissed in August 2000. ECM then petitioned for rehearing with respect to a third claim, which the District Court had refused to consider. On December 26, 2001, the Appeals Court ruled that the District Court erred in refusing to consider the third claim and remanded the case to the District Court to determine whether summary judgment should have been entered on that claim as well.

(c) In September 1996, the Cortez Joint Venture ("CJV") submitted an Amendment to the Pipeline Plan of Operations for the South Pipeline Project with the Battle Mountain, Nevada Field Office of the Bureau of Land Management ("BLM"). The Plan Amendment allows mining and processing of the South Pipeline deposit. A final Environmental Impact Statement was issued by the BLM in February of 2000. A Record of Decision and Plan of Operations Approval allowing the mining and processing of the South Pipeline deposit (the "permit") was issued by the BLM in June of 2000. In July of 2000, a Notice of Appeal and Petition for Stay Pending Appeal was filed with the Interior Board of Land Appeals ("IBLA") by Great Basin Mine Watch, the Western Shoshone Defense Project and the Mineral Policy Centre. On January 9, 2001, the IBLA denied the petition for stay. A review of the merits of the appeal by the IBLA is pending. Mining in accordance with the permit will continue pending a decision from the IBLA.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

18. Commitments and Contingencies, Continued

(d) Much of the Corporation's reserves and operations within the US occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to the federal mining laws. The US Department of Interior ("Interior Department") issued a legal opinion on November 7, 1997, which limited the number of mill sites which could be located based upon a one-to-one ratio between the number of mill sites and the associated mining claims. In November of 1999, the US Congress, as part of the fiscal year 2000 Interior Appropriations legislation, precluded the Interior Department, for fiscal years 2000 and 2001, from applying the mill site ratio requirement to those mining operations which had an approved or pending plan of operations as of the date of the 1997 Solicitor's opinion.

On October 3, 2001, the Department of Interior instructed the BLM not to apply the previous administration's mill site limitation to any plans of operations that the BLM approved before November 29, 1999 or that were submitted to the BLM before November 7, 1997. Further, the Department of Interior instructed its Solicitor to undertake a review of the previous mill site opinions and memoranda.

On November 21, 2000, the Interior Department issued a final rule amending the 43 C.F.R. Subpart 3809 regulations which govern reviews and approvals of mining plans of operations. This rule, which took effect on January 20, 2001, increased the BLM's regulatory authority and imposed new requirements for mining operations on federal lands. In response to concerns raised by the mining industry and certain western states, on October 30, 2001, the BLM issued further revisions to the 3809 regulations which removed many of the most burdensome provisions and performance standards from the November 21, 2000 rule. The latest revised regulations are currently the subject of a lawsuit filed by environmental groups in the US District Court for the District of Columbia.

(e) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued on June 29, 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include more stringent reclamation requirements, primarily the partial backfilling of the open pit, which cost was estimated at approximately $20 million. The plaintiff groups filed a Motion for Summary Judgment on the issues and a ruling on the Motion was made on February 16, 2000. The court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. The Governor of Montana signed this bill, SB 9, into law on May 18, 2000. The Legislature included an immediate effective date and a retroactive application provision in the bill. In response to this enactment, the district court entered an order on October 24, 2000 vacating its earlier ruling and allowing the plaintiffs 45 days in which to amend their complaint. During that time, the DEQ affirmed its earlier Record of Decision. After receiving notice of the DEQ affirmance, the plaintiffs filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

Plaintiffs have filed a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill. The State of Montana and Golden Sunlight Mine have filed briefs opposing the motion and asking the Court to enter judgment affirming the legislation. A decision is pending. Mining in accordance with the permit is expected to continue during these proceedings.

(f) Until its divestment on March 21, 1997, Placer Dome owned 39.9% of Marcopper Mining Corporation ("Marcopper"), formerly a publicly traded Philippine Corporation. In March 1996, operations were suspended at the Marcopper Mine following an accidental discharge of mill tailing through a drainage tunnel. Placer Dome completed work on installing a permanent plug for the drainage tunnel in 1997. Placer Dome was unable to obtain the required approval from the Philippine authorities to complete the remaining work to mitigate the environmental impact of the accident in the manner it deemed most appropriate. Accordingly, Placer Dome concluded a number of agreements in November 2001, including an agreement under which Marcopper's principal shareholder assumed responsibility for completing the work to mitigate the environmental impact of the accident. An increase is not required to be made to the amounts presently accrued as a result of the new agreements.

(g) At December 31, 2001, Placer Dome has outstanding commitments aggregating $16 million under capital expenditure programs at the South Deep and Granny Smith mines.

(h) Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

19. Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees' earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Pension expenses are comprised of:

Years ended December 31	2001	2000	1999
Defined benefit plans:			
Service costs (benefits earned during the period)	$ 6	$ 6	$ 8
Interest costs on projected benefit obligations	8	8	9
Expected return on plan assets	(7)	(8)	(10)
	7	6	7
Defined contribution plans	3	3	1
	$ 10	$ 9	$ 8

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

19. Pension Plans, Continued

The status of defined benefit plans as at December 31, 2001 and 2000 is as follows:

	Plans where assets exceed accumulated benefits		Plans where accumulated benefits exceed assets	
December 31	2001	2000	2001	2000
Change in plan assets				
Fair value of plan assets at beginning of year	$ 86	$ 90	$ 30	$ 29
Actual return on plan assets	(9)	9	(1)	2
Employer contribution	1	2	3	2
Benefits paid	(8)	(8)	(3)	(3)
Reclassification of balance at beginning of year[i]	(9)	—	9	—
Other	(6)	(7)	(1)	—
Fair value of plan assets at end of year	55	86	37	30
Change in benefit obligations				
Benefit obligations at beginning of year	64	59	58	56
Service cost	3	4	3	3
Interest cost	3	4	4	4
Actuarial loss (gain)	2	9	1	(2)
Benefits paid	(9)	(8)	(3)	(3)
Reclassification of balance at beginning of year[i]	(9)	—	9	—
Other	(2)	(4)	(2)	—
Benefit obligations at end of year	52	64	70	58
Plan assets in excess of (less than) projected benefit obligations	3	22	(33)	(28)
Unamortized transition surplus	(3)	—	1	—
Valuation allowance	(1)	—	—	—
Unamortized experience loss (gain)	12	(6)	7	2
Accrued net pension asset (liability)[ii]	$ 11	$ 16	$ (25)	$ (26)

(i) Due to movement of pension plans from net funded to net unfunded positions.

(ii) Substantially all of the $25 million (2000—$26 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.

In determining the present value of accumulated plan benefits and current service pension cost as of December 31, 2001, the weighted average discount rates and expected rates of return on plan assets used vary from 6% to 8% (2000—7% to 8%) and the salary escalation rates assumed vary from 3% to 4% (2000—4% to 5%). The rates used reflect management's and actuarial assessments of the economic conditions in each of the countries in which Placer Dome operates. The amortization periods for unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 12 years and are based on the expected average remaining service life of each employee group.

20. Supplementary Information

(a) Change in non-cash operating assets and liabilities comprise:

Years ended December 31	2001	2000	1999
Accounts receivable	$ 47	$ (59)	$ 37
Inventories	34	4	(17)
Other assets	—	—	5
Accounts payable and accrued liabilities	(59)	(29)	3
Income and resource taxes payable	2	(4)	10
Change in non-cash operating assets and liabilities	$ 24	$ (88)	$ 38

(b) The following table presents additional financial information related to proportionate interests in joint ventures and equity investments.

	Proportionate Interests In Joint Ventures[i]		Equity Investments[ii]	
	2001	2000	2001	2000
Current assets	$ 106	$ 146	$ 12	$ 14
Non-current assets	961	929	77	86
Current liabilities	129	145	6	7
Non-current liabilities	480	445	74	76

	Proportionate Interests In Joint Ventures[i]			Equity Investments[ii]		
	2001	2000	1999	2001	2000	1999
Revenues	$ 476	$ 500	$ 497	$ 40	$ 49	$ 174
Cost and expenses	387	514	344	45	60	176
Earnings (loss) before taxes and other items	89	(14)	153	(5)	(11)	(2)
Net earnings (loss) before effect of change in accounting policy	116	17	133	(4)	(8)	(6)
Net earnings (loss) after effect of change in accounting policy	116	22	132	(4)	(8)	(5)

(i) Includes the Corporation's joint venture interests in the Musselwhite, Cortez, Granny Smith, Porgera and South Deep mines.

(ii) Includes the Corporation's equity investments in La Coipa Mine in 1999, 2000 and 2001, and in the Zaldívar Mine for the period January 1 to December 13, 1999, until it became a wholly-owned subsidiary.

December 31, 2001, 2000 and 1999 (all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP)

(c) The consolidated financial statements in accordance with Canadian GAAP (in US dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. The following is a reconciliation of the net earnings (loss) between the US and Canadian basis:

	Consolidated Statement of earnings (i)								
			2001			2000			1999
	US basis	Adjustment	Cdn basis	US basis	Adjustment	Cdn basis (ii)	US basis	Adjustment	Cdn basis (ii)
Sales	$ 1,223	$ 43	$ 1,266	$ 1,413	$ 51	$ 1,464	$ 1,162	$ 143	$ 1,305
Cost of sales	658	49	707	686	67	753	594	71	665
Depreciation and depletion	230	36	266	286	7	293	229	44	273
Mine operating earnings (ii, vi)	335	(42)	293	441	(23)	418	339	28	367
General and administrative	39	—	39	39	—	39	43	(2)	41
Exploration	44	—	44	56	1	57	56	—	56
Technology, resource development and other	55	—	55	54	—	54	43	(1)	42
Merger and restructuring costs (iv)	2	—	2	4	—	4	49	(19)	30
Write-downs of mining interests (iv, v)	301	30	331	377	462	839	46	—	46
Operating earnings (loss)	(106)	(72)	(178)	(89)	(486)	(575)	102	50	152
Non-hedge derivative gains (losses) (vi)	(29)	28	(1)	(37)	42	5	46	(46)	—
Investment and other business income (vii, viii)	42	(22)	20	122	(4)	118	13	—	13
Interest and financing (vii, ix)	(70)	23	(47)	(75)	23	(52)	(80)	24	(56)
Earnings (loss) before taxes and other items	(163)	(43)	(206)	(79)	(425)	(504)	81	28	109
Income and resource taxes (x)	36	(5)	31	6	152	158	(62)	10	(52)
Equity in earnings (loss) of associates (i)	(1)	1	—	(4)	4	—	23	(23)	—
Minority interests (i)	(5)	—	(5)	2	(3)	(1)	3	(5)	(2)
Change in accounting policy (ii, iii)	—	—	—	(17)	17	—	(10)	10	—
Net earnings (loss)	$ (133)	$ (47)	$ (180)	$ (92)	$ (255)	$ (347)	$ 35	$ 20	$ 55
Net earnings (loss) per common share (iv)	$ (0.41)	$ (0.18)	$ (0.59)	$ (0.28)	$ (0.82)	$ (1.10)	$ 0.11	$ 0.03	$ 0.14

(i) The investments in MDO (50%), CMZ (50% ownership until December 13, 1999 when it increased to 100%), and Minera Las Cristinas C.A. (70% ownership until Placer Dome divested its interest in July 2001) are in the form of incorporated joint ventures. Under the US basis, MDO and CMZ (until December 13, 1999) were equity accounted for and Las Cristinas was fully consolidated. Under the Canadian basis these joint ventures were proportionately consolidated.

(ii) Following the adoption of SAB 101 under US GAAP in 2000 (note 2(c)), Placer Dome adopted the same policy under Canadian GAAP in the first quarter of 2001 for consistency, although the change was not required under Canadian GAAP. The new policy was applied retroactively with restatement of 2000 and 1999 comparative figures. The net impact of the restatement was to decrease the 2000 consolidated loss by $11 million ($0.04 per share) and the 1999 net earnings by $5 million ($0.02 per share).

(iii) Effective January 1, 1999, Placer Dome adopted AICPA Statement of Position 98-5, Reporting on Costs of Start-Up Activities ("SOP 98-5"). Under SOP 98-5, costs incurred during the start-up of a project are expensed as incurred. This was applied prospectively with prior years' adjustments totalling $10 million after-tax recorded in 1999. Under the Canadian basis, start-up costs are capitalized until commercial production (80% capacity) is achieved.

(iv) Under the Canadian basis, the Getchell acquisition was accounted for by the purchase method compared with the pooling of interests method under US GAAP. Under the purchase method, results of operations prior to the acquisition were a component of the book value acquired, whereas under the US basis they are included in earnings. Merger related costs are expensed under the pooling of interests method and capitalized under the purchase method. Getchell was subject to two separate write-downs with the additional write-downs under Canadian GAAP of $27 million in 2001 and $585 million in 2000 being related to the value ascribed to exploration potential.

(v) Under the US basis, impairment provisions on long-lived assets are calculated on a fair value basis whereas under the Canadian basis they are calculated on an undiscounted basis.

(vi) Under US GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as US GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

December 31, 2001, 2000 and 1999 [all amounts are in millions of United States dollars, except where otherwise indicated, US GAAP]

20. Supplementary Information, Continued

(vii) As disclosed in Note 14(a), Preferred Securities under the US basis are accounted for as long-term debt. Under the Canadian basis, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under the US basis, whereas under the Canadian basis, they are credited to contributed surplus in shareholders' equity.

(viii) Included in US GAAP investment income in 2001 is $21 million related to the cumulative translation adjustment recognized on the closure of the Kidston Mine. Under Canadian GAAP, the cumulative translation adjustment related to Kidston Mine was nil. The use of the different exchange rates and the different adoption dates for Canadian and US GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders' equity. Effective January 1, 1991 the Corporation adopted the US dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis the Corporation's financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to US dollars using the exchange rate in effect at December 31, 1990. Under the US basis pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date the Corporation was formed by the amalgamation of three predecessor companies.

(ix) Under the US basis, a portion of all Placer Dome Inc.'s interest costs incurred must be capitalized as part of the cost of a project under development, and subsequently amortized when operations commence. Under the Canadian basis, interest is capitalized on a mine development project only if the indebtedness is specifically incurred, either directly or indirectly, to finance the project.

(x) SFAS 109, Accounting for Income Taxes, requires the use of the liability method for income taxes compared with the deferral method followed under the Canadian basis. In January, 2000, the Canadian basis also adopted the liability method.

Placer Dome's Global Perspective


Musselwhite
Campbell
Dome
Toronto
Denver
Bald Mountain
Vancouver
Golden Sunlight
Getchell
Cortez
Porgera
Misima
Osborne
Brisbane
Granny Smith
South Deep
Johannesburg
Zaldivar
La Coipa
Santiago
Head Office
Regional Offices
Mines

Financial Summary[1]

(millions of United States dollars, except per share amounts or as otherwise indicated, US GAAP)	2001	2000	1999	1998	1997
Earnings—					
Sales	$ 1,223	$ 1,413	$ 1,162	$ 1,145	$ 1,095
Cost of sales	658	686	594	557	721
Depreciation and depletion	230	286	229	231	227
Mine operating earnings	335	441	339	357	147
General and administrative	39	39	43	47	51
Exploration	44	56	56	90	99
Technology, resource development and other	55	54	43	29	36
Merger and restructuring costs	2	4	49	—	—
Write-down of mining interests	301	377	46	—	296
Operating earnings (loss)	(106)	(89)	102	191	(335)
Non-hedge derivative gains (losses)	(29)	(37)	46	(54)	(30)
Investment and other business income	42	122	13	31	74
Interest and financing expense	(70)	(75)	(80)	(74)	(75)
Earnings (loss) before taxes and others items	(163)	(79)	81	94	(366)
Income and resource tax recovery (provision)	36	6	(62)	(62)	75
Equity in earnings (loss) of associates	(1)	(4)	23	19	13
Minority interests	(5)	2	3	(1)	14
Change in accounting policies	—	(17)	(10)	—	—
Net earnings (loss)	$ (133)	$ (92)	$ 35	$ 50	$ (264)
Per Common share					
Net earnings (loss)	$ (0.41)	$ (0.28)	$ 0.11	$ 0.15	$ (0.85)
Dividends per Common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.30
Weighted average number of Common shares outstanding (millions)	327.9	327.6	326.0	323.7	312.2
Financial position[4]—					
Cash and short-term investments	$ 439	$ 340	$ 204	$ 547	$ 314
Other current assets	262	375	322	294	268
Investments	58	66	88	533	556
Other assets	257	216	175	208	243
Property, plant and equipment	1,683	1,975	2,464	1,534	1,582
Total assets	$ 2,699	$ 2,972	$ 3,253	$ 3,116	$ 2,963
Current liabilities	$ 202	$ 260	$ 290	$ 232	$ 225
Long-term debt	807	843	905	939	934
Deferred credits and other liabilities	167	156	168	177	128
Deferred income and resource taxes	167	188	224	125	119
Minority interest in subsidiaries	13	12	27	31	32
Shareholders' equity	1,343	1,513	1,639	1,612	1,525
Total liabilities and equity	$ 2,699	$ 2,972	$ 3,253	$ 3,116	$ 2,963
Return on shareholders' equity[2]	(9%)	(6%)	2%	3%	(17%)
Working capital	$ 499	$ 455	$ 236	$ 609	$ 357
Long-term debt to total capitalization[3]	32%	31%	31%	33%	34%
Cash flows—					
Cash from operations	$ 364	$ 390	$ 346	$ 372	$ 203
Investing activities—					
Property, plant and equipment	(222)	(189)	(204)	(227)	(340)
Investment acquisitions	—	—	(461)	(29)	(208)
Short-term investment	3	4	103	(71)	4
Dispositions	8	17	4	32	239
Investments in and loans to incorporated joint ventures	—	—	34	46	49
Other	10	14	10	10	8
Financing activities—					
Short and long-term debt, net	(34)	(62)	(59)	(13)	(98)
Common shares issued	11	1	16	70	52
Dividends	(38)	(35)	(29)	(28)	(74)
Increase (decrease) in cash	$ 102	$ 140	$ (240)	$ 162	$ (165)

(Notes: refer to page 66 of this document for notes to this table)

Notes to Financial Summary

1. Amounts in this table reflect the following significant transactions:

(i) The purchase in 1997 of the remaining 56.8% interest in the shares of Highlands Gold Limited, a company which owns 25% of the Porgera Mine;

(ii) The purchase of the 24.8% minority interest of Placer Pacific Limited completed on April 11, 1997;

(iii) The sale of the Kiena, Sigma and Endako mines in the second and third quarters of 1997, resulting in a $1 million after-tax gain;

(iv) The commencement of commercial production at the Pipeline deposit and the Musselwhite Mine on March 1, 1997 and April 1, 1997, respectively;

(v) The Getchell Mine in the US temporarily suspended operations in July 1999. The mine was subsequently written off in 2001.

(vi) The acquisition on April 1, 1999 of a 50% interest in the Placer Dome—Western Areas Joint Venture, which owns and operates the South Deep gold mine in South Africa;

(vii) The acquisition on December 13, 1999 of the remaining 50% of Compañía Minera Zaldívar ("CMZ") which owns and operates the Zaldívar copper mine in Chile; and

(viii) In December 2000, CMZ completed the sale of some of its water rights for a sum of $135 million receivable in 15 equal annual installments commencing July 1, 2001. This resulted in a gain of $76 million ($49 million after tax).

2. Comprises net earnings (loss) divided by the average of beginning and ending shareholders' equity for each year.

3. Total capitalization comprises long-term debt and other non-current liabilities, deferred income and resource taxes, minority interests in subsidiaries and shareholders' equity.

4. See note 18 to the consolidated financial statements for information concerning certain commitments and contingencies at December 31, 2001.

Operating Summary

Results of the Corporation, its subsidiaries and a pro-rata share of joint ventures.	2001	2000	1999	1998	1997
Production—					
Gold (thousands of ozs)					
Consolidated	2,776	3,024	3,212	3,153	2,790
The Group's share	2,756	2,984	3,149	3,111	2,742
Copper (million of lbs)					
Consolidated	417	430	109	79	81
The Group's share	417	430	267	228	183
Average selling price realized—					
Gold ($/oz)					
The Group's share	326	346	341	344	357
Average cash production cost—					
Gold ($/oz)					
Consolidated	158	157	163	157	223
The Group's share	160	159	159	153	218

Quarterly Financial Data

(millions of United States dollars, except per share amounts or as otherwise indicated)	Quarters Ended (unaudited) March 31	June 30	Sept. 30	Dec. 31
2001				
Sales	$ 341	$ 302	$ 300	$ 280
Mine operating earnings	93	89	74	79
Operating earnings (loss)	65	54	(278)	53
Net earnings (loss)	16	33	(211)	29
Net earnings per Common share	0.05	0.10	(0.65)	0.09
Cash flow from operations	121	101	95	47
2000				
Sales	$ 383	$ 350	$ 343	$ 337
Mine operating earnings	133	113	104	91
Operating earnings (loss)	95	(37)	79	(226)
Net earnings (loss)	29	(71)	39	(89)
Net earnings (loss) per Common share	0.09	(0.22)	0.12	(0.27)
Cash flow from operations	112	103	146	29

Market Information

The Corporation's Common shares are listed on the New York Stock Exchange in the United States, the Toronto Stock Exchange in Canada, the Australian Stock Exchange in Australia, Euronext-Paris in France and the Swiss Exchange in Switzerland. The shares are listed under the stock symbol PDG.

International Depositary Receipts, representing the Corporation's Common shares, are listed on Euronext-Brussels in Belgium.

The Corporation's 8-5/8 Series A Preferred Securities, due December 31, 2045, are listed on the New York Stock Exchange.

Shareholders' Rights Plan

Placer Dome first adopted a shareholders' rights plan (the "Rights Plan") in 1990. The current Rights Plan was approved by shareholders at the 2001 annual general meeting.

Under the Rights Plan, each "Voting Share" issued prior to the Separation Time (as defined below) carries with it one right (a "Right"). A Voting Share is any share or voting interest issued by the Corporation (collectively, the "Voting Shares") entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the Common Shares. Each Right carries with it the right to purchase shares in Placer Dome, at a discounted price, under certain circumstances and in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain specified events cause the Rights to separate from the Voting Shares (the "Separation Time"). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire no later than the termination of Placer Dome's annual meeting in 2004. The Rights may be redeemed at a price of Cdn$0.001 per right prior to a specified event but in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the Common Shares (or other class of Voting Shares) in a transaction that is not a "Permitted Bid" or a "Competing Permitted Bid", the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares at a 50% discount from the Market Price (as defined). The Rights are not triggered by a "Permitted Bid", which is essentially a takeover bid made to all shareholders for any or all of their shares. The "Permitted Bid" must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding Common Shares held by independent shareholders have been tendered to the bid. A "Competing Permitted Bid" is a take-over bid made after a "Permitted Bid" has been made and prior to its expiry that satisfies all of the provisions of a "Permitted Bid", except that it must remain open for acceptance until a date that is not earlier than the later of 21 days after the "Competing Permitted Bid" is made and 60 days after the date of the earliest prior bid in existence when the "Competing Permitted Bid" is made. The entering into of certain revocable lock-up agreements to tender Common Shares into a takeover bid will not trigger the Rights.

Dividends

Dividends of $0.05 per Common share were paid on March 19 and September 24, 2001. A semi-annual dividend of $0.05 per Common share was declared on February 14, 2002, payable on March 18, 2002 to shareholders of record at the close of business on March 1, 2002.

Dividends are declared in United States dollars. However, shareholders with addresses in Canada and Australia are paid the equivalent amount in Canadian or Australian dollars, converted at an exchange rate in effect as at the record date. Cash dividends paid to non-residents of Canada are subject to Canadian withholding tax.

The decision to pay dividends and the amount thereof is at the discretion of the Board of Directors and is governed by such factors as earnings, capital requirements and the operating and financial condition of the Corporation.

The articles and by-laws of the Corporation contain no restrictions on the right to hold or vote the Corporation's Common shares. There are no limitations under the laws of Canada on the rights of foreign shareholders and, in particular, no restriction on the remittance of dividends or other payments to non-resident shareholders, subject to the applicable withholding taxes discussed above.

Share Price Trading History

The Toronto Stock Exchange

	2001		2000		1999	
(Canadian Dollars)	High	Low	High	Low	High	Low
First Quarter	16.16	12.00	17.66	11.20	20.14	15.75
Second Quarter	19.16	13.20	14.91	11.30	22.75	14.91
Third Quarter	21.25	14.59	15.25	12.00	25.95	13.66
Fourth Quarter	20.98	15.45	16.41	11.09	25.16	15.00

The New York Stock Exchange

Composite Transactions

	2001		2000		1999	
(United States Dollars)	High	Low	High	Low	High	Low
First Quarter	10.45	7.88	12.19	7.75	13.50	10.38
Second Quarter	12.48	8.38	10.12	7.69	15.62	10.12
Third Quarter	13.48	9.52	10.38	8.25	17.50	9.19
Fourth Quarter	13.36	8.75	10.81	7.25	17.06	10.19

Directors

G. BERNARD COULOMBE [2,3]
Asbestos, Quebec, Canada
President and CEO, Mine Jeffrey Inc.

JOHN W. CROW [1,4]
Toronto, Ontario, Canada
President, J & R Crow Inc.

GRAHAM FARQUHARSON [2]
Toronto, Canada
President, Strathcona Mineral Services Limited

ROBERT M. FRANKLIN [1,3,4]
Willowdale, Ontario, Canada
President, Signalta Capital Corporation; Chairman of the Corporation

DAVID S. KARPIN [1,2]
Toorak, Victoria, Australia
Consultant, Chairman, Karpin Slaughter Ltd.

ALAN R. McFARLAND [1]
New York, New York, USA
Managing Member, McFarland, Dewey & Co., LLC

CLIFFORD L. MICHEL [3,4]
Gladstone, New Jersey, USA
Senior Counsel, Cahill Gordon & Reindel

ROBERT M. OGILVIE [1,3]
Caledon, Ontario, Canada
Executive Chairman, Toromont Industries Ltd.

EDYTHE A. (DEE) PARKINSON-MARCOUX [2,4]
Canmore, Alberta, Canada
Consultant and Strategic Advisor, Southern Pacific Petroleum and Ensyn Group Inc.

JAY K. TAYLOR
Vancouver, BC Canada
President and CEO of the Corporation

VERNON F. TAYLOR III [4]
Oak Creek, Colorado, USA
Partner, The Chart Group LP

WILLIAM G. WILSON [2,3]
Dublin, County Dublin, Ireland
Business Consultant

Committee memberships
(1) Audit Committee
(2) Safety and Sustainability Committee
(3) Human Resources and Compensation Committee
(4) Corporate Governance Committee

Chairman Emeritus

FRASER M. FELL
Toronto, Canada

Directors Emeriti

ALBERT E. GAZZARD
Sydney, Australia

ALLEN T. LAMBERT, O.C.
Toronto, Canada

ALFRED POWIS
Toronto, Canada

H. RICHARD WHITTALL
Vancouver, Canada

Executive Officers

KEITH D. FERGUSON
Vice-President, Sustainability

JENNIFER A. GORDON
Senior Vice-President, Human Resources

GEOFFREY A. HANDLEY
Senior Vice-President, Exploration and Corporate Development

PETER W. HARRIS
Chief Executive Officer, Placer Dome South Africa

WILLIAM (BILL) M. HAYES
Executive Vice-President, United States and Latin America

REX J. McLENNAN
Executive Vice-President and Chief Financial Officer

BRUCE B. NICOL
Vice-President and Controller

GEORGE E. PIRIE
Vice-President and Chief Financial Officer, Placer Dome Canada

J. DONALD ROSE
Executive Vice-President, Secretary and General Counsel

STEPHEN J. SMITH
Vice-President and Treasurer

LORNE C. STEPHENSON
Vice-President, Corporate Relations

JAY K. TAYLOR
President and Chief Executive Officer

PETER TOMSETT
Executive Vice-President, Asia Pacific

Head Office

Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, British Columbia
Canada V7X 1P1
Tel: (604) 682-7082
Fax: (604) 682-7092

Regional Offices

PLACER DOME AMERICA
Suite 2310, 1125-17th Street
Denver, Colorado
USA 80202
Tel: (303) 675-0055
Fax: (303) 675-0707

PLACER DOME ASIA PACIFIC
Rams House, Level 2
189 Coronation Drive
(GPO Box 465, Brisbane 4001)
Milton, Queensland
Australia 4064
Tel: (07) 3510-6700
Fax: (07) 3510-6740

PLACER DOME CANADA
PO Box 43
Suite 3201
130 Adelaide Street West
Toronto, Ontario
Canada M5H 3P5
Tel: (416) 363-2404
Fax: (416) 868-0693

PLACER DOME LATIN AMERICA
Av. Gertrudis Echeñique 30
14th Floor
Torre Las Condes
Las Condes, Santiago, Chile
Tel: (2) 206-3535
Fax: (2) 206-6605

PLACER DOME SOUTH AFRICA
First Floor, Block C
Pellmeadow Office Partk
60 Civin Drive
Essexwold, Bedfordview 2007
South Africa
Tel: (27 11) 453-1400
Fax: (27 11) 453-1500

Transfer Agent and Registrar—Common Shares

Canada
CIBC Mellon Trust Company
Corporate Trust Services
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9

Tel: (416) 643-5500
Collect calls accepted
Toll free calls (from Canada and the US, except Alaska and Hawaii):
1-800-387-0825
Fax: (416) 643-2008
e-mail: inquiries@cibcmellon.com

US
The Bank of New York
New York, USA
Tel: (212) 815-6436
Toll free (US only):
1-800-524-4458

Australia
Perpetual Registrars Limited
Sydney, Australia
Tel: (02) 9285 7100

Investor Relations

Investor Relations enquiries should be directed to 1-800-565-5815.

Enquiries as to Shares and Dividends

Enquiries relating to shares or dividends should be directed to CIBC Mellon Trust Company, Toronto, 1-800-387-0825.

Auditors

Ernst & Young LLP
Chartered Accountants
Vancouver, British Columbia
Canada

Annual Meeting

The 2002 Annual and Special Meeting of Shareholders will be held on Wednesday, April 24, 2002 at 10:00 a.m. (PDT), at the Vancouver Convention and Exhibition Centre, Vancouver, BC, Canada



Cautionary Note

[illegible] "Placer Dome Group" [illegible] used in this report to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. [illegible] "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. "The Corporation" refers to Placer Dome Inc.

Throughout this report, all amounts are in United States currency and based on US GAAP.

PLACER DOME INC.

Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, British Columbia
Canada V7X 1P1

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at
www.placerdome.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)

Date: March 22, 2002

By: [signature]
J. Donald Rose
Executive Vice-President, Secretary
and General Counsel